Form 10KSB, Exhibit 13
period 2000-12-31
FIRST SHARES BANCORP INC
filed 2001-03-30
CIK 1107257

                                                                    EXHIBIT 13.1


                           FIRST SHARES BANCORP, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with our selected financial statements and the related notes presented elsewhere in this Form 10-KSB, as well as our historical financial statements which appear at the end of this Form 10-KSB.

Certain statements in this section constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of First Shares to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Net Income

During 1999, we implemented a new strategic plan, focused on growing total loans and deposits and increasing market share. As part of this plan, three new branch locations were opened, a mortgage banking division was added, and various other new products and services were introduced during 1999. In addition, a fourth branch was opened in January 2000. These significant expenditures, combined with our continued rapid growth, resulted in a net loss of $858,000 or $1.08 per share for 2000 compared to a loss of $609,000 or $.97 per share for 1999. A net loss of $6,000 was reported in 1998, or a loss of $.01 per share. Since our short-term growth objectives have been attained, the focus for 2001 and beyond will be to restore profitability.

Return on average assets (ROA) for 2000, 1999, and 1998 was (.94)%, (1.19)%, and (.01)% while return on average equity (ROE) was (17.83)%, (12.33)%, and (.13)% for those same periods.

A variety of factors contributed to the losses recognized in recent years, and they are discussed below.

Net Interest Income

Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2000, net interest income totaled $3.3 million compared to $2.1 million in 1999, an increase $1.2 million or 55.7%. This increase was driven primarily by the increase in earning assets as we expanded our branch network into


                                                                              1.

new markets and increased our market share in existing markets. Net interest income also increased from 1998 to 1999, by $243,000 or 13.1%, as earning assets also experienced growth. Interest income for 2000 totaled $7.6 million, compared to $3.9 million for 1999, an increase of $3.7 million or 94.2%. While the increase in 2000 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $18.6 million in 2000, up by $4.7 million from 1999's $13.9 million level, an increase of 33.6%. The average loan balance growth was more marked, increasing from $32.9 million in 1999 to $65.8 million in 2000, representing a 100% increase. While the increased volume of earning assets has been the dominant factor for growth in interest income, average yields, on a fully tax equivalent basis, positively influenced interest income as well, rising from 8.45% for 1999 to 9.04% for 2000.

Interest expense more than doubled from 1999 to 2000, increasing by $2.5 million or 139%. The increase was primarily volume driven, as average deposits increased, in all categories, by a total of $32.4 million, or 84%, during 2000. Time deposits increased the most, with the average balance rising by $24.9 million, while interest bearing demand deposits increased by $7.9 million. With time deposits comprising a larger percentage of the total deposit balance and competitive pressures on interest rates to attract funding sources, the average cost of deposits increased from 4.63% in 1999 to 5.55% in 2000. Borrowed funds were obtained during 2000 to support growth. An additional $367,000 in interest expense was incurred during 2000 compared to 1999 from these funding sources. The average cost of all interest bearing liabilities increased from 4.57% in 1999 to 5.66% in 2000.

Interest income totaled $3.9 million for 1999, up $590,000 or 17.8% compared to 1998. Average earning assets increased $7.9 million or 20.4% during this period, with the investment and loan portfolios equally contributing to the increase. The yield on interest earning assets declined slightly, to 8.45% in 1999 from 8.66% in 1998.

Interest expense increased $347,000 or 23.6%, as average deposit balances increased $7.1 million or 22.5%. Growth occurred in all deposit categories, but was led by increases in time deposits. The total cost of all interest bearing liabilities declined slightly, from 4.67% in 1998 to 4.57% in 1999, as we were able to reduce rates and still attract customers.




                                                                              2.

The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2000, 1999, and 1998.

        AVERAGE BALANCE SHEETS AND INTEREST RATES (DOLLARS IN THOUSANDS)

                                                                             YEARS ENDED DECEMBER 31,
                                                          2000                         1999                          1998
                                              ---------------------------  ----------------------------  ---------------------------
                                              AVERAGE             AVERAGE  AVERAGE              AVERAGE  AVERAGE            AVERAGE
               ASSETS                         BALANCE   INTEREST   RATE    BALANCE   INTEREST    RATE    BALANCE   INTEREST  RATE
                                              ---------------------------  ----------------------------  ---------------------------
   INTEREST EARNING ASSETS
     Securities
       Taxable                                $16,342    $1,105    6.76%   $ 9,649    $  570     5.91%    $ 5,171   $  305   5.90%
       Non-taxable (1)                          1,090        77    7.06%     1,634       117     7.14%      1,734      126   7.25%
       Federal funds sold                         855        51    5.96%     2,642       105     3.97%      2,898      155   5.35%
       Interest-bearing balances with banks       554        36    6.50%        43         2     4.65%          -        -   0.00%
       Unrealized gain/loss on AFS securities    (285)        -    0.00%       (76)        -     0.00%         45        -   0.00%
                                              -------    ------   -----    --------   ------    -----     -------   ------  -----
         Total securities                      18,556     1,269    6.84%    13,892       794     5.71%      9,848      586   5.95%
     Loans
       Commercial                              12,494     1,409   11.28%    10,077       996     9.88%     11,475    1,091   9.51%
       Real estate                             33,886     3,221    9.51%    17,864     1,619     9.06%     14,513    1,354   9.33%
       Installment and other consumer          19,383     1,723    8.89%     4,940       542    10.97%      3,013      333  11.05%
                                              -------    ------   -----    --------   ------    -----     -------   ------  -----
         Total loans                           65,763     6,353    9.66%    32,881     3,157     9.60%     29,001    2,778   9.58%

     TOTAL EARNING ASSETS                     $84,319    $7,622    9.04%   $46,773    $3,951     8.45%    $38,849   $3,364   8.66%
                                              =======    ======   =====    =======    ======    =====     =======   ======  =====

   NONINTEREST EARNING ASSETS
     Allowance for loan losses                   (733)                        (411)                          (386)
     Premises and equipment                     1,928                          865                            555
     Cash and due from banks                    2,733                        2,600                          1,711
     Accrued interest and other assets          2,725                        1,295                          1,180
                                              -------                      -------                        -------
     TOTAL ASSETS                             $90,972                      $51,122                        $41,909
                                              =======                      =======                        =======

   LIABILITIES AND SHAREHOLDERS' EQUITY
   INTEREST-BEARING LIABILITIES
     Deposits
       Interest-bearing demand deposits       $18,717    $  920    4.92%   $10,768    $  406     3.77%    $ 8,626   $  322   3.73%
       Savings deposits                         5,136       111    2.16%     5,615       153     2.72%      5,460      163   2.99%
       Time deposits                           47,090     2,905    6.17%    22,182     1,226     5.53%     17,388      985   5.66%
                                              -------    ------   -----    --------   ------    -----     -------   ------  -----
         Total interest-bearing deposits       70,943     3,936    5.55%    38,565     1,785     4.63%     31,474    1,470   4.67%
     Borrowed funds
       FHLB advances                            4,047       266    6.57%     1,174        32     2.73%          -        -   0.00%
       Federal funds purchase                     732        51    6.97%         -        -      0.00%          -        -   0.00%
       Notes payable                              875        82    9.37%         -        -      0.00%          -        -   0.00%
                                              -------    ------   -----    --------   ------    -----     -------   ------  -----
         Total borrowed funds                   5,654       399    7.06%     1,174        32     2.73%          -        -   0.00%
                                              -------    ------   -----    --------   ------    -----     -------   ------  -----
     TOTAL INTEREST-BEARING LIABILITIES       $76,597     4,335    5.66%   $39,739    $1,817     4.57%    $31,474   $1,470   4.67%
                                              =======    ======   =====    =======    ======    =====     =======   ======  =====


   NONINTEREST-BEARING LIABILITIES
     Noninterest-bearing demand deposits        9,373                        6,304                          5,598
     Accrued interest and other liabilities       191                          141                            294
     Shareholders' equity                       4,811                        4,938                          4,543
                                              -------                      -------                        -------
     TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY                   $90,972                      $51,122                        $41,909
                                              =======                      =======                        =======
   INTEREST MARGIN RECAP
     NET INTEREST INCOME AND
       INTEREST RATE SPREAD                              $3,287    3.38%              $2,134     3.87%              $1,894   3.99%
                                                         ======   =====               ======    =====               ======  =====
     NET INTEREST INCOME MARGIN                                    3.90%                         4.56%                       4.87%
                                                                  =====                         =====                       =====

   (1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.



                                                                              3.

                   VOLUME/RATE ANALYSIS (DOLLARS IN THOUSANDS)

                                                    2000-1999                     1999-1998
                                          ----------------------------- ----------------------------
                                                      Change    Change              Change    Change
                                           Total      Due To    Due To    Total     Due To    Due To
   INTEREST INCOME                         Change     Volume     Rate     Change    Volume     Rate
   ---------------                        ----------------------------- ----------------------------
   Loans                                  $ 3,196    $ 3,176    $   20    $  379    $  373    $   6
   Securities
     Taxable                                  535        443        92       265       265       --
     Tax-exempt                               (40)       (38)       (2)       (9)       (7)      (2)
   Interest-bearing balances with banks        34         33         1         2         2       --
   Federal funds sold                         (54)       (91)       37       (50)      (13)     (37)
                                          ----------------------------- ----------------------------
   TOTAL INTEREST INCOME                  $ 3,671    $ 3,523    $  148    $  587    $  620    $ (33)
                                          ============================= ============================

   INTEREST EXPENSE
   ----------------

   Interest-bearing DDA                   $   514    $   364    $  150    $   84    $   81    $   3
   Savings deposits                           (42)       (12)      (30)      (10)        5      (15)
   Time deposits                            1,679      1,522       157       241       266      (25)
   FHLB Advances                              234        148        86        32        32       --
   Federal funds purchased                     51         51        --        --        --       --
   Notes payable                               82         82        --        --        --       --
                                          ----------------------------- ----------------------------
   TOTAL INTEREST EXPENSE                 $ 2,518    $ 2,155    $  363    $  347    $  384    $ (37)
                                          ============================= ============================

   NET INTEREST INCOME                    $ 1,153    $ 1,368    $ (215)   $  240    $  236    $   4
                                          ============================= ============================

The effect of the cost of liabilities rising faster than the yield on earning assets was a continued tightening of the net interest margin. Net interest income, on a tax equivalent basis, for 2000 was $3.3 million, 55.7% higher than in 1999. Net interest income increased $243,000 or 13.1% from 1998 to 1999. The net interest margin, on a tax equivalent basis for 2000, 1999, and 1998 was 3.90%, 4.56%, and 4.87%. Much of the margin compression can be attributed to growth. During 1998, average noninterest bearing liabilities and equity supported 26.9% of average total earning assets, compared to 24.3% and 17.1% in 1999 and 2000. Over this same time period, time deposits, which tend to carry higher costs, comprised an increasing percentage of total average deposits. Average time deposits comprised 66.4% of total average deposits in 2000, compared to 57.5% and 55.3% in 1999 and 1998, respectively. Borrowed funds, including FHLB advances, federal funds purchased, and notes payable increased the cost of funds, as their average cost totaled 7.06% for 2000. While cost of funds actually declined from 1998 to 1999, the yield on average earning assets fell as growth in the loan portfolio was centered in relatively lower yielding mortgage loans.

Provision for Loan Losses and Asset Quality

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.


                                                                              4.

The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.














                                                                              5.

          ANALYSIS OF ALLOWANCE FOR LOAN LOSSES (DOLLARS IN THOUSANDS)

                                                            For years ended December 31,

                                                         2000           1999           1998
                                                       --------       --------       --------
   BALANCE AT BEGINNING OF YEAR                        $    549       $    346       $    396

   LOANS CHARGED-OFF
     Commercial                                               -            (94)          (603)
     Real estate-residential                                 (4)           (14)            (2)
     Consumer                                              (135)           (61)           (23)
                                                       --------       --------       --------
                     TOTAL CHARGE-OFFS                     (139)          (169)          (628)
                                                       --------       --------       --------

   CHARGE-OFFS RECOVERED
     Commercial                                              23             40              2
     Real estate-residential                                  2             12             20
     Consumer                                                58             40             30
                                                       --------       --------       --------
                      TOTAL RECOVERIES                       83             92             52
                                                       --------       --------       --------

   Net loans charged-off                                    (56)           (77)          (576)
   Current year provision                                   417            280            526
                                                       --------       --------       --------

   BALANCE AT END OF YEAR                              $    910       $    549       $    346
                                                       ========       ========       ========

   Loans at year end                                   $ 81,903       $ 46,146       $ 26,651

   Ratio of allowance to loans at year end                 1.11%          1.19%          1.30%

   Average loans                                       $ 65,763       $ 32,881       $ 29,001

   Ratio of net loans charged-off to average loans         0.09%          0.23%          1.99%


                                                       Allocation of Allowance for Loan Losses
                                                                    December 31,

                                                         2000           1999           1998
                                                       --------       --------       --------
   Commercial                                          $    317       $    203       $     65
   Real estate-residential                                   42             47             39
   Consumer                                                 525            262             25
   Unallocated                                               26             37            217
                                                       --------       --------       --------
   Total                                               $    910       $    549       $    346
                                                       ========       ========       ========

The provision for loan losses was $417,000, $280,000, and $526,000 for 2000, 1999, and 1998, respectively. During 1998, a large commercial relationship was charged-off as we discovered the borrower made fraudulent representations at the time of the loan's origination. Approximately $500,000 was charged-off for this one borrower, resulting in a provision of $526,000 in order to ensure that the allowance for loan losses was sufficient for probable estimated losses. Total charge-offs in 1999 and 2000 are down considerably from the 1998 level. The 1999 and 2000 provision and relative increase in the allowance reflects primarily the strong loan growth realized during both years, and the change in the risk complexion of the portfolio due to the increasing composition of commercial, commercial real estate, and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

The allowance for loan losses at year end 2000 was $910,000, or 1.11% of total loans, compared to $549,000, or 1.19% of total loans, at year end 1999 and $346,000 or 1.30% at year end 1998.

                                                                              6.

We maintain the reserve at a level believed appropriate based on our ongoing analysis of the risk in the portfolio. Individual loans identified as problems are analyzed and portions of the allowance allocated to those loans, as needed. Portions of the allowance are also allocated to pools of loans, primarily consumer and residential real estate loans, based upon industry averages, judgmentally adjusted by us in consideration of growth, trends in delinquent and nonperforming loans, the local economy and other factors.

Nonperforming loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

The table below sets forth a summary of nonperforming loans.


                   NONPERFORMING ASSETS (DOLLARS IN THOUSANDS)

                                                     December 31,
                                            2000         1999         1998
                                          -------      -------      -------
   PRINCIPAL BALANCE
     Nonaccrual                           $    93      $   141      $   258
     90 days or more past due                  26            -            -
                                          -------      -------      -------

            TOTAL NONPERFORMING LOANS     $   119      $   141      $   258
                                          =======      =======      =======

   Nonperforming loans as a percent
     of loans                                0.15%        0.31%        0.97%

   Other real estate owned                $     -      $     -      $   130

   OREO as a percent of loans                0.00%        0.00%        0.49%

   Allowance as a percent of
     nonperforming loans                   764.71%      389.36%      134.11%

Nonperforming loans reflect a declining trend over the past three periods, falling from a high of $258,000 at year end 1998 to $119,000 at December 31, 2000, or from .97% of total loans in 1998 to .15% of total loans in 2000. The declines were the result of both identified problem loans being liquidated or charged-off and increases in the loan portfolio.

Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $0, $70,000, and $189,000 for 2000, 1999, and 1998, respectively. The impaired loan trend has followed the nonperforming loan trend, declining over the three-year period through liquidation and charge-off as several loans which were nonperforming were also deemed impaired.

We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's

                                                                              7.

financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, we may have a significant degree of concern about the borrowers' ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

At December 31, 2000, there were sixteen loans totaling $1.2 million graded substandard or doubtful and included on the watch list. This compares to five loans totaling $584,000 graded substandard at December 31, 1999. The loans noted at each period were not considered impaired and were performing as agreed.

Noninterest Income and Expense

The table below sets forth an analysis of changes in noninterest income and expense.

           NONINTEREST INCOME & EXPENSE (DOLLAR AMOUNTS IN THOUSANDS)

                                                       % CHANGE                % CHANGE
                                              2000     FROM '99       1999     FROM '98      1998
                                             ------    --------      ------    --------     ------
     NONINTEREST INCOME
     Service charges on deposit accounts     $  187       46.09%     $  128       5.79%     $  121
     Mortgage banking activities                143     1687.50%          8         --          --
     Earnings on cash surrender value            93      244.44%         27      42.11%         19
     Other                                       83      137.14%         35     -18.60%         43
                                             ------     -------      ------     ------      ------
             TOTAL NONINTEREST INCOME        $  506      155.56%     $  198       8.20%     $  183
                                             ======     =======      ======     ======      ======

                                                       % CHANGE                % CHANGE
                                              2000     FROM '99       1999     FROM '98      1998
                                             ------    --------      ------    --------     ------
     NONINTEREST EXPENSE
     Salaries and employee benefits          $2,334       44.52%     $1,615      82.49%     $  885
     Occupancy                                  362      139.74%        151     125.37%         67
     Equipment and data processing              384       51.78%        253      29.08%        196
     Advertising                                125        6.84%        117     387.50%         24
     Telephone                                  123       92.19%         64      88.24%         34
     Other                                      880       78.14%        494      25.70%        393
                                             ------     -------      ------     ------      ------
             TOTAL NONINTEREST EXPENSE       $4,208       56.20%     $2,694      68.48%     $1,599
                                             ======     =======      ======     ======      ======


Noninterest income increased $308,000, or 155.6% to $506,000 for 2000 compared to $198,000 in 1999. The increase is attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 46.1%. Mortgage banking activities generated $143,000 in noninterest income in 2000 compared to $8,000 in 1999. This is the result of having the mortgage banking division operational for a full year. With the increased investment in life insurance, cash surrender value earnings increased $66,000.

Noninterest income was relatively stable from 1998 to 1999, increasing by $15,000 or 8.2%. Increases in service charges due to higher number of deposit and increases in earnings on cash surrender value were the main contributors to the increase.

                                                                              8.

During 1999, three new branch locations were opened, two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing locations of Morgantown and Trafalgar, Indiana. An additional branch was opened in Bargersville in January 2000. With the expansion in the branch network, the number of employees increased from 26 in 1998 to 52 in 1999 to 61 in 2000. Salary and employee benefits expense followed suit, increasing from $885,000 in 1998 to $1.6 million in 1999, an increase of 82.5%. Approximately $172,000 of this increase (23.5%) in 1999 was a one-time, non-recurring charge, the result of buying-out the former president's employment contract. Staffing additions were also required as we entered the mortgage banking business. Salary expense increased $719,000 or 44% from 1999 to 2000. This increase in salary was largely the result of having a full year of expense for branch personnel who were added during the last half of 1999 as well as the staff added for the Bargersville branch opened in 2000.

With more branch locations, premises and equipment expense have increased. Premises and equipment expense was $746,000 for 2000 compared to $404,000, an increase of $342,000 or 84.7%. As was the case with salaries, this increase can be attributed to both the addition of branches and the full year of operations for branches opened in late 1999. Rental expense, which totaled $123,000 in 2000 compared to $48,000 in 1999, comprised a large portion of the increase, as the four new locations added were under operating leases. Equipment costs also increased to support investments in technology, as we added new software. Advertising expense increased slightly, from $117,000 in 1999 to $125,000 in 2000. We expect to maintain this expenditure at this level in the future, as near term growth goals have been obtained.

In 1999, as compared to 1998, total noninterest expense increased $1.1 million or 68.5%. As noted above, this increase resulted largely from the expansion of the branch network and related staffing and rental expense increases. Advertising expense was increased from $24,000 in 1998 to $117,000 in 1999, as we initiated an aggressive marketing campaign in our new and existing markets.

Income Taxes

We reported a small amount of taxable income in 1998, but realized a significant tax net operating loss in 1999 and 2000. No tax benefit was recognized for 2000 and the tax benefit recognized in 1999 was $73,000, limited to the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset (excluding the net unrealized gain on securities) to zero. We have a net operating loss carryforward, for tax purposes, of approximately $1.4 million. This will serve to reduce tax payable, and tax expense, in future periods, provided we are profitable. The net operating loss carryfowards expire in 2014 and 2015.

FINANCIAL CONDITION

Total assets were $106.4 million at year end 2000 compared to $68.7 million at year end 1999, an increase of $37.8 million or 55.0%. The increase in total assets was driven by growth in the loan portfolio, with loans increasing $35.5 million during this period. Increased loan totals were

                                                                              9.

funded by increased deposits and other borrowings. Federal funds sold and interest bearing deposit balances were also reduced and placed into higher yielding loans. We had planned on consummating the acquisition of the Nashville branch during the first half of 2000; however, we were unable to close this transaction. We continue to operate our temporary branch facility in the Nashville market and plan to move into a new, leased facility once construction of this building is completed.

During 2000, we completed our initial public offering. Through this offering, we obtained net proceeds of $2.7 million, much of which was contributed to our banking subsidiary to support growth. This contribution, along with $1.7 million of proceeds advanced under our line of credit that was also contributed to the bank, resulted in the bank's restoration to the well-capitalized classification.

Securities

The following table sets forth information about securities.


           SECURITIES MATURITY SCHEDULE (DOLLAR AMOUNTS IN THOUSANDS)

                                                                         At December 31, 2000
                                             ---------------------------------------------------------------------------------
                                             1 Year and Less      1 to 5 Years      5 to 10 Years     Over 10 Years
                                             ---------------    ---------------    --------------    --------------     Total
   AVAILABLE-FOR-SALE                        Balance    Rate    Balance    Rate    Balance   Rate    Balance   Rate    Balance
   ------------------                        -------    ----    -------    ----    -------   ----    -------   ----    -------
     U.S. Government & agencies              $   497    5.25%   $ 8,373    6.69%   $ 3,353   7.43%   $   751   8.02%   $12,974
     States & political subdivisions (1)          10    9.09%       200    6.71%       473   6.72%        38   9.09%       721
     Other securities                            175    7.63%       747    5.95%       297   8.17%       258   9.74%     1,477
     Mortgage backed securities                    -                  -                  -               600   5.76%       600

                                             -------            -------            -------           -------           -------
              TOTAL AVAILABLE-FOR-SALE       $   682            $ 9,320            $ 4,123           $ 1,647           $15,772
                                             =======            =======            =======           =======           =======


                                             1 Year and Less      1 to 5 Years      5 to 10 Years     Over 10 Years
                                             ---------------    ---------------    --------------    --------------     Total
   HELD TO MATURITY                          Balance    Rate    Balance    Rate    Balance   Rate    Balance   Rate    Balance
   ------------------                        -------    ----    -------    ----    -------   ----    -------   ----    -------
     U.S. Government & agencies              $     -            $     -            $     -           $     -           $     -
     States & political subdivisions (1)           -                276    7.15%         -                 -               276
      Mortgage backed securities                   -                  -                  -                 -                 -

                                             -------            -------            -------           -------           -------
               TOTAL HELD TO MATURITY        $     -            $   276            $     -           $     -           $   276
                                             =======            =======            =======           =======           =======

   (1) - Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

Securities are designated as either available for sale or as held to maturity. To provide more flexibility, held to maturity securities have been allowed to mature and pay-off, with all security purchases in 1999 and 2000 classified as available for sale. The securities portfolio continues to be largely comprised of U.S. Treasury and government agency securities. The securities portfolio declined from 1999 to 2000 as proceeds from maturities, calls, and sales were reinvested in better yielding loans.




                                                                             10.

Loans

The following table sets forth information about the loan portfolio.

                  LOAN LIQUIDITY (DOLLAR AMOUNTS IN THOUSANDS)

                                         DECEMBER 31, 2000       DECEMBER 31, 1999       DECEMBER 31, 1998
     LOAN PORTFOLIO COMPOSITION         BALANCE        %        BALANCE         %       BALANCE        %
     --------------------------         -------      ------     -------      ------     -------      ------
     Commercial                         $19,047       23.3%     $10,917       23.7%     $ 5,123       19.2%
     Commercial real estate               6,902        8.4%       5,566       12.1%       4,952       18.6%
     Residential real estate             20,721       25.3%      14,380       31.2%       9,731       36.5%
     Construction                        12,148       14.8%       4,921       10.7%       3,883       14.6%
     Consumer                            23,085       28.2%      10,362       22.5%       2,962       11.1%
                                        -------      ------     -------      ------     -------      ------

                                        $81,903      100.0%     $46,146      100.0%     $26,651      100.0%
                                        =======      ======     =======      ======     =======      ======


                                     LOAN MATURITIES AT DECEMBER 31, 2000
                                 -------------------------------------------
                                  1 Year      1 - 5      Over 5
                                 and Less     Years       Years       Total
                                 --------    -------     -------     -------
     Commercial                  $ 7,398     $ 5,324     $ 6,325     $19,047
     Commerical real estate          778         311       5,813       6,902
     Real estate-residential       2,198       2,263      16,260      20,721
     Construction                  9,910       1,635         603      12,148
     Consumer                      1,835      14,617       6,633      23,085
                                 -------     -------     -------     -------
         TOTAL SELECTED LOANS    $22,119     $24,150     $35,634     $81,903
                                 =======     =======     =======     =======


                                  SENSITIVITY TO CHANGES IN INTEREST RATES
                                  ----------------------------------------
                                   1 Year           Over
                                  and Less         1 Year           Total
                                  --------        -------          -------
     Fixed rates                  $ 6,837         $37,988          $44,825
     Variable rates                28,422           8,656           37,078

                                  -------         -------          -------
         TOTAL SELECTED LOANS     $35,259         $46,644          $81,903
                                  =======         =======          =======

Total loans increased $35.8 million or 77.5% from year end 1999 to year end 2000, as we entered the Bargersville market and continued to increase market share in existing markets, principally in the Johnson County area. Loan growth occurred in all categories.

Consumer loans experienced significant growth, increasing $12.7 million or more than doubling from 1999 to 2000. Total consumer loans were $23.1 million and comprised 28.2% of the portfolio at year end 2000. A strong indirect lending program was the main factor spurring this growth, as we maintain relationships with several local auto and recreational vehicle dealers. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality. Growth in the consumer segment also occurred from a new home equity line of credit product offering introduced in 1999.


                                                                             11.

Commercial loans grew by 74.5% or $8.1 million from 1999 to 2000 and comprised 23.3% of our portfolio at December 31, 2000. Growth in this segment was attributed to our continued focus in the communities we serve, which includes the Greenwood area. Residential mortgages increased $6.3 million or 44.1% to $20.7 million. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 25.3%. Nonetheless, our portfolio remains largely secured by real estate, with residential, commercial and construction real estate loans comprising 48.5% of the portfolio at year end 2000.

While we have achieved double-digit loan growth, we have continued to focus on asset quality. This is evidenced by a decline in our net charge-offs and reduction in non-performing loans. While we have experienced an increase in our watch list loans, as a percentage of average loan balances, the change has not been significant. Watch list loans to average loan balances at December 31, 2000 were 1.82% compared to 1.78% at year end 1999.

During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year end 2000, loans held for sale, which are carried at the lower of cost or fair value, totaled $494,000. All loans are sold service released.

Deposits

Year end total deposits increased $27.7 million or 44.0%, from 1999 to 2000, with growth again spurred by the entrance into a new market area, further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits increased to $10.2 million from $7.0 million. At December 31, 2000, $20.6 million or 22.7% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $17.8 million in 2000 and $5.0 million in 1999, representing 37.8% and 22.5% of total average time deposits in each period.

The following table sets forth more information about deposits.

       MATURITY RANGES OF TIME DEPOSITS WITH BALANCES OF $100 OR MORE AT
                DECEMBER 31, 2000 (DOLLAR AMOUNTS IN THOUSANDS)

     3 months or less ..................................   $ 9,018
     3 through 6 months ................................     2,910
     6 through 12 months ...............................     5,354
     Over 12 months ....................................     3,333
                                                           -------
                           TOTAL                           $20,615
                                                           =======


Capital

We are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.


                                                                             12.

Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available or sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.
The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and a 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

During 2000, our total risk based capital ratio fell below the 8% level required to be designated as "adequate," resulting in our being classified as "undercapitalized." With the "undercapitalized" classification, we were required to submit a capital restoration plan to the FDIC. The plan included obtaining a loan from a financial institution and completing our initial public offering. With the proceeds from these sources contributed to the Bank, Bank capital ratios have improved. Management believes the Bank met all the capital requirements as of December 31, 2000, and was categorized as well-capitalized under the guidelines established by the banking regulators.

At December 31, 2000, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.



                                                                             13.

The following table sets forth our actual capital amounts and ratios.

                      CAPITAL RATIOS (DOLLARS IN THOUSANDS)

                                                              December 31,
                                                  2000            1999            1998
                                               ---------       ---------       ---------
     Tier 1 capital
       Shareholders' equity                    $   8,168       $   4,566       $   4,414
       Add/less:  Unrealized loss/gain
                    on securities                    (23)            147             (27)
       Less:  intangible assets                     (163)           (206)           (257)
                                               ---------       ---------       ---------
       TOTAL TIER 1 CAPITAL                    $   7,982       $   4,507       $   4,130
                                               =========       =========       =========

     Total risk-based capital
       Tier 1 capital                          $   7,982       $   4,507       $   4,130
       Allowable allowance for loan losses           910             549             346
                                               ---------       ---------       ---------
       TOTAL RISK-BASED CAPITAL                $   8,892       $   5,056       $   4,476
                                               =========       =========       =========

     RISK WEIGHTED ASSETS                      $  87,726       $  55,334       $  28,454
                                               =========       =========       =========
     AVERAGE ASSETS                            $ 101,385       $  63,179       $  41,652
                                               =========       =========       =========

     RISK-BASED RATIOS
       TIER 1                                       9.10%           8.15%          14.51%
                                               =========       =========       =========
       TOTAL RISK-BASED CAPITAL                    10.14%           9.14%          15.73%
                                               =========       =========       =========

     LEVERAGE RATIO                                 7.87%           7.13%           9.92%
                                               =========       =========       =========

Liquidity and Rate Sensitivity

Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations.

Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below.


                                                                             14.

                     LIQUIDITY AND INTEREST RATE SENSITIVITY
                             (DOLLARS IN THOUSANDS)

                                                                                 At December 31, 2000
                                                          ----------------------------------------------------------------
                                                           1 - 90       91 - 365       1 - 5
                                                            Days          Days         Years      Over 5 Years      Total
                                                          --------      --------      --------    ------------    --------
     INTEREST EARNING ASSETS
       Loans                                              $ 26,828      $  8,511      $ 25,339      $ 21,225      $ 81,903
       Federal funds sold and other                              -             -             -             -             -
       Securities                                                -           682         9,596         5,770        16,048
       Restricted stock                                        670             -             -             -           670
                                                          --------      --------      --------      --------      --------
     TOTAL EARNING ASSETS                                 $ 27,498      $  9,193      $ 34,935      $ 26,995      $ 98,621
                                                          ========      ========      ========      ========      ========

     INTEREST BEARING LIABILITIES
       Interest-bearing demand deposits                   $ 23,539      $      -      $      -      $      -      $ 23,539
       Savings deposits                                      5,068             -             -             -         5,068
       Time deposits                                        12,800        28,808        10,212           104        51,924
       Federal funds purchased                               2,600             -             -             -         2,600
       FHLB advances                                         3,300             -         1,000                       4,300
       Note payable                                          1,750             -             -             -         1,750
                                                          --------      --------      --------      --------      --------
     TOTAL INTEREST BEARING LIABILITIES                   $ 49,057      $ 28,808      $ 11,212      $    104      $ 89,181
                                                          ========      ========      ========      ========      ========


     Rate sensitive gap                                   $(21,559)     $(19,615)     $ 23,723      $ 26,891      $  9,440
     Rate sensitive cumulative gap                        $(21,559)     $(41,174)     $(17,451)     $  9,440
     Cumulative gap as a percentage of earning assets       -33.71%       -64.38%       -27.29%        14.76%


Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. Rising interest rates are likely to increase net interest income in a positive gap position, while declining rates are likely to be beneficial in a negative gap position.

                                                                             15.