Form 10KSB, Exhibit 13
period 2000-12-31
FIRST SHARES BANCORP INC
filed 2001-03-30
CIK 1107257

                                                                   EXHIBIT 13.2


                           FIRST SHARES BANCORP, INC.
                               Greenwood, Indiana

                        CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999






                                    CONTENTS








REPORT OF INDEPENDENT AUDITORS.........................................    1


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS.......................................    2

     CONSOLIDATED STATEMENTS OF OPERATIONS.............................    3

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY........    4

     CONSOLIDATED STATEMENTS OF CASH FLOWS.............................    6

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS........................    7

                           FIRST SHARES BANCORP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana


We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.





                                        Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 19, 2001


-------------------------------------------------------------------------------


                                                                             1.

                           FIRST SHARES BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


                                                    2000             1999
                                                    ----             ----
ASSETS
Cash and due from banks                         $      3,394     $      2,460
Interest-bearing deposits                                  -              100
Federal funds sold                                         -               89
                                                ------------     ------------
     Cash and cash equivalents                         3,394            2,649
Securities available for sale                         15,772           16,875
Securities held to maturity (fair value of
  $277 and $616)                                         276              617
FHLB stock, at cost                                      670              129
Loans held for sale                                      494              601
Loans, net of allowance ($910 and $549)               80,499           44,996

Premises and equipment, net                            2,091            1,696
Intangible assets, net                                   163              206
Cash surrender value of life insurance                 2,189              438
Accrued interest receivable and other assets             888              463
                                                ------------     ------------

                                                $    106,436     $     68,670
                                                ============     ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing deposits               $     10,177     $      6,990
     Interest-bearing deposits                        80,531           55,997
                                                ------------     ------------
         Total deposits                               90,708           62,987
     Federal Home Loan Bank advances                   4,300              800
     Federal funds purchased                           2,600                -
     Note payable                                      1,750                -
     Accrued interest payable and
       other liabilities                                 479              286
                                                ------------     ------------
                                                      99,837           64,073

Shareholders' equity
     Common stock, $.01 par value:
       10,000,000 shares authorized,
       1,052,779 (2000) and 664,512
       (1999) shares issued                               11                7
     Additional paid in capital                        4,674            1,988
     Retained earnings                                 1,891            2,749
     Accumulated other comprehensive
       income/(loss)                                      23             (147)
                                                ------------     ------------
                                                       6,599            4,597
                                                ------------     ------------

                                                $    106,436     $     68,670
                                                ============     ============

-----------------------------------------------------------------------------

                             See accompanying notes.


                                                                             2.

                           FIRST SHARES BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2000, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


                                         2000           1999          1998
                                         ----           ----          ----
Interest income
    Loans, including related fees    $     6,353    $     3,157    $    2,778
    Taxable securities                     1,105            555           295
    Nontaxable securities                     51             77            83
    Other                                     87            122           165
                                     -----------    -----------    ----------
                                           7,596          3,911         3,321

Interest expense
    Deposits                               3,936          1,785         1,470
    Other                                    399             32             -
                                     -----------    -----------    ----------
                                           4,335          1,817         1,470
                                     -----------    -----------    ----------

NET INTEREST INCOME                        3,261          2,094         1,851

Provision for loan losses                    417            280           526
                                     -----------    -----------    ----------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                          2,844          1,814         1,325

Noninterest income
    Service charges on
       deposit accounts                      187            128           121
    Gain (loss) on sale of other
       real estate                             -            (25)            3
    Mortgage banking activity                143              8             -
    Increase in cash surrender
       value of life insurance                93             27            19
    Other                                     83             60            40
                                     ------------   -----------    ----------
                                             506            198           183

Noninterest expenses
    Salaries and employee benefits         2,334          1,615           885
    Occupancy                                362            151            67
    Equipment and data processing            384            253           196
    Core deposit amortization                 44             44            44
    Postage, freight and express              67             44            39
    Advertising                              125            117            24
    Stationery and office supplies            93             57            27
    Telephone                                123             64            34
    Committee and director fees               45             46            39
    Other                                    631            303           244
                                     -----------    -----------    ----------
                                           4,208          2,694         1,599
                                     -----------    -----------    ----------

INCOME (LOSS) BEFORE INCOME TAXES           (858)          (682)          (91)

Income tax expense (benefit)                   -            (73)          (85)
                                     -----------    -----------    ----------

NET INCOME (LOSS)                    $      (858)   $      (609)   $       (6)
                                     ===========    ===========    ==========

Per share data
    Earnings/(loss) per share        $     (1.08)   $      (.97)   $     (.01)
    Earnings/(loss) per share,
       assuming dilution                   (1.08)          (.97)         (.01)


-------------------------------------------------------------------------------

                            See accompanying notes.

                                                                             3.

                           FIRST SHARES BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------

                                                               Accumulated
                                        Additional                Other                     Total
                                Common   Paid-in    Retained  Comprehensive  Treasury    Shareholders'
                                 Stock   Capital    Earnings     Income        Stock        Equity
                                 -----   -------    --------     ------        -----        ------
BALANCE AT JANUARY 1, 1998      $    6  $    1,080  $  3,544      $   21       $ (85)      $  4,566

Comprehensive loss:
    Net loss                         -                    (6)          -           -             (6)

    Changes in unrealized
      gain/(loss)                    -           -         -           6           -              6
                                                                                           --------

       Total comprehensive
         loss                                                                                     -

    Cash dividends
      ($.17 per share)               -           -       (91)          -           -            (91)

    Reissue of treasury stock
      (90 shares)                    -           -         -           -           1              1

    Stock options outstanding        -           9         -           -           -              9
                                ------  ----------  --------      ------       -----       --------

Balance at December 31, 1998         6       1,089     3,447          27         (84)         4,485

Comprehensive loss:
    Net loss                         -           -      (609)          -           -           (609)

    Changes in unrealized
      gain/(loss)                    -           -         -        (174)          -           (174)
                                                                                           --------

       Total comprehensive
         loss                                                                                  (783)

    Cash dividends
      ($.13 per share)               -           -       (89)          -           -            (89)

    Sale of 121,830 shares at
      $8.19 per share                1         996         -           -           -            997

    Purchase of treasury stock
      (2,898 shares)                 -           -         -           -         (23)           (23)

    Retirement of treasury
      stock                                   (107)        -           -         107              -

    Stock options outstanding        -          10         -           -           -             10
                                ------  ----------  --------      ------       -----       --------

BALANCE AT DECEMBER 31, 1999         7       1,988     2,749        (147)          -          4,597


-------------------------------------------------------------------------------

                                   (Continued)


                                                                             4.

                           FIRST SHARES BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2000, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------

                                                                Accumulated
                                        Additional                 Other           Total
                                Common    Paid-in   Retained   Comprehensive   Shareholders'
                                Stock     Capital   Earnings      Income          Equity
                                -----     -------   --------      ------          ------

BALANCE AT DECEMBER 31, 1999    $    7  $    1,988  $  2,749     $     (147)     $   4,597

Comprehensive loss:
    Net loss                                            (858)                         (858)

    Change in unrealized
      gain/(loss)                                                       170            170
                                                                                 ---------

       Total comprehensive
          loss                                                                        (688)

    Proceeds from sale of stock
      (388,267 shares)               4       2,686                                   2,690
                                ------  ----------  --------     ----------      ---------

BALANCE AT DECEMBER 31, 2000    $   11  $    4,674  $  1,891     $       23      $   6,599
                                ======  ==========  ========     ==========      =========



-------------------------------------------------------------------------------

                             See accompanying notes.


                                                                             5.

                           FIRST SHARES BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2000, 1999 and 1998
                          (Dollar amounts in thousands)

-------------------------------------------------------------------------------

                                                                             2000           1999           1998
                                                                            ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                   $       (858)  $       (609)   $         (6)
    Adjustments to reconcile net income (loss)
      to net cash from operating activities:
       Depreciation and amortization                                             311            171             111
       Provision for loan losses                                                 417            280             526
       Stock option compensation expense                                           -             10               9
       Discount (accretion) and premium amortization                              (3)            13               2
       Amortization of intangible asset                                           43             44              44
       Net realized loss on disposal of fixed assets                              25              -               -
       Changes in assets and liabilities:
          Loans held for sale                                                    107           (601)              -
          Interest receivable and other assets                                  (425)            85            (271)
          Interest payable and other liabilities                                  82            126            (105)
                                                                        ------------   ------------    ------------
              Net cash from operating activities                                (301)          (481)            310

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales, maturities and paydowns of securities
      available for sale                                                      18,050          5,941           3,539
    Proceeds from maturities of securities held to maturity                      343            715           1,541
    Purchases of securities available for sale                               (16,665)       (14,579)         (7,158)
    Purchase of Federal Home Loan Bank stock                                    (541)            (3)             (2)
    Loans made to customers net of payments received                         (35,920)       (18,971)          1,860
    Premises and equipment purchases                                            (731)        (1,212)            (76)
    Purchase of life insurance                                                (1,751)             -               -
                                                                        ------------   ------------    ------------
       Net cash from investing activities                                    (37,215)       (28,109)           (296)

CASH FLOWS FROM FINANCING ACTIVITIES
    Change in deposit accounts                                                27,721         24,880           1,109
    Proceeds from Federal Home Loan Bank advances                              3,500          2,300               -
    Payments on Federal Home Loan Bank advance                                     -         (1,500)              -
    Dividends paid                                                                 -            (89)            (91)
    Sale of common stock                                                       2,690            997               -
    Net purchase/reissue of treasury stock                                         -            (23)              1
    Change in federal funds purchased                                          2,600              -               -
    Draws on note payable                                                      1,750              -               -
                                                                        ------------   ------------    ------------
       Net cash from financing activities                                     38,261         26,565           1,019
                                                                        ------------   ------------    ------------

Net change in cash and cash equivalents                                          745         (2,025)          1,033

Cash and cash equivalents at beginning of year                                 2,649          4,674           3,641
                                                                        ------------   ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                $      3,394   $      2,649    $      4,674
                                                                        ============   ============    ============

Supplemental disclosures of cash flow information
  Cash paid during the year for:
       Interest                                                         $      4,289   $      1,724    $      1,410
       Income taxes paid/(received)                                             (128)            34              39

-------------------------------------------------------------------------------

                            See accompanying notes.

                                                                             6.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Description of Consolidation: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the Company) and its wholly owned subsidiary, First Bank (the Bank). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from six locations which generate commercial, mortgage and installment loans, and receives deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Company's income is derived from commercial and retail lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas where management's estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair values of financial instruments.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Other securities such as Federal Home Loan Bank are carried at cost. Securities are written down to fair value when a decline in fair value is not temporary. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.



-------------------------------------------------------------------------------

                                   (Continued)


                                                                             7.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off. Loan losses are charged against the allowance when management believes the collectibility of the loan is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives.

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Intangible Assets: Intangibles consist primarily of a core deposit intangible from a 1996 branch acquisition and is being amortized over 10 years on an accelerated basis.

Concentration of Funds: At December 31, 2000 and 1999 the Bank's cash balances with Bank One, Indianapolis NA totaled $2,110 and $778, respectively.


-------------------------------------------------------------------------------

                                   (Continued)


                                                                             8.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and interest bearing deposits with other banks.

Stock Compensation: Expense for employee compensation under stock option plans is reported when options are granted below market price at grant date. In addition, pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted, using an option pricing method to estimate fair value.

Earnings Per Share: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options. Earnings and dividends per share, and other financial information, are restated for all stock splits and dividends through the date of issue of the financial statements.

Equity Transactions: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set a par value at $.01 per share. In June 2000, the Company initiated its first public offering, issuing 388,267 shares at $8.50 per share, raising gross proceeds $3,300 and net proceeds of $2,690 after $610 of expenses.

Comprehensive Income/(Loss): Comprehensive income consists of net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

Industry Segment: Internal financial information is reported and aggregated in one line of business, banking.


-------------------------------------------------------------------------------

                                   (Continued)


                                                                             9.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the derivative and on the hedged item, or by reflecting the change in the fair value of the derivative in other comprehensive income. Adoption of this standard on January 1, 2001 did not have a material effect on the financial statements.


NOTE 2 - SECURITIES

The amortized cost and fair values of securities at December 31, 2000 and 1999 are as follows:

                                ---------------------------2 0 0 0 ---------------------------
                                                           -------
                                                    Gross            Gross
                                 Amortized        Unrealized       Unrealized         Fair
                                    Cost            Gains           Losses           Value
                                    ----            -----           ------           -----
Available for Sale
------------------
U.S. Treasury and government
  agency securities             $     12,917     $         71    $        (14)    $     12,974
Obligations of states and
  political subdivisions                 739                -             (18)             721
Other securities                       1,474               18             (15)           1,477
Mortgage backed securities               604                -              (4)             600
                                ------------     ------------    ------------     ------------

                                $     15,734     $         89    $        (51)    $     15,772
                                ============     ============    ============     ============

Held to Maturity
----------------
Obligations of states and
  political subdivisions        $        276     $          1    $          -     $        277
                                ============     ============    ============     ============



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            10.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

                                ----------------------------1 9 9 9--------------------------
                                                            -------
                                                     Gross            Gross
                                   Amortized      Unrealized       Unrealized         Fair
                                     Cost            Gains           Losses           Value
                                     ----            -----           ------           -----
AVAILABLE FOR SALE
------------------
U.S. Treasury and government
  agency securities             $      7,270     $          -    $       (151)    $      7,119
Obligations of states and
  political subdivisions                 749                -             (41)             708
Other securities                       8,336                3             (32)           8,307
Mortgage backed securities               763                -             (22)             741
                                ------------     ------------    ------------     ------------

                                $     17,118     $          3    $       (246)    $     16,875
                                ============     ============    ============     ============

HELD TO MATURITY
----------------
U.S. Treasury and government
  agency securities             $        251     $          -    $         (3)    $        248
Obligations of states and
  political subdivisions                 355                2               -              357
Mortgage backed securities                11                -               -               11
                                ------------     ------------    ------------     ------------

                                $        617     $          2    $         (3)    $        616
                                ============     ============    ============     ============


The amortized cost and fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Available for Sale                 Held to Maturity
                                     ------------------                 ----------------
                                   Amortized         Fair          Amortized         Fair
                                     Cost            Value           Cost            Value
                                     ----            -----           ----            -----
Due in one year or less         $         684    $        682    $          -     $          -
Due after one year through
    five years                          9,308           9,320             276              277
Due after five years through
    ten years                           4,100           4,123               -                -
Due after ten years                     1,038           1,047               -                -
Mortgage backed securities                604             600               -                -
                                -------------    ------------    ------------     ------------

                                $      15,734    $     15,772    $        276     $        277
                                =============    ============    ============     ============




-------------------------------------------------------------------------------

                                   (Continued)


                                                                            11.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

Information about the sales of securities available for sale follows:

                                    2000             1999            1998
                                    ----             ----            ----

Proceeds                        $      5,315     $      1,192    $          -
Gross realized gains                       1                7               -
Gross realized losses                      1                7               -

Securities pledged at year-end 2000 and 1999 had a carrying value of $2,506 and $0 and were pledged to secure federal funds purchased.


NOTE 3 - LOANS

Total loans are comprised of the following at December 31:

                                                     2000             1999
                                                     ----            ----

     Commercial                                  $     19,047    $     10,917
     Commercial Real Estate                             6,902           5,566
     Residential Real Estate                           20,227          13,779
     Construction                                      12,148           4,921
     Consumer                                          23,085          10,362
                                                 ------------    ------------

                                                 $     81,409    $     45,545
                                                 ============    ============


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

                                     2000            1999            1998
                                     ----            ----            ----

     Balance, January 1         $        549     $        346    $        396
     Provision charged to
         operations                      417              280             526
     Loans charged off                  (139)            (169)           (628)
     Recoveries                           83               92              52
                                ------------     ------------    ------------

     Balance, December 31       $        910     $        549    $        346
                                ============     ============    ============


-------------------------------------------------------------------------------

                                   (Continued)


                                                                            12.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans were as follows.

                                                     2000             1999
                                                     ----             ----
     Year-end loans with no allowance for
       loan losses allocated                     $          -    $          -
     Year-end loans with allowance for
       loan losses allocated                                -               -
     Amount of the allowance allocated                      -               -

     Average of impaired loans during the year              -              70
     Interest income recognized during impairment           -               -
     Cash-basis interest income recognized                  -               -


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at December 31:

                                                     2000             1999
                                                     ----             ----

     Land                                        $         26    $         26
     Buildings and improvements                           755             540
     Leasehold improvements                               573             466
     Furniture and equipment                            1,664           1,507
                                                 ------------    ------------
         Total                                          3,018           2,539
     Accumulated depreciation                            (927)           (843)
                                                 ------------    ------------

                                                 $      2,091    $      1,696
                                                 ============    ============

Depreciation expense was $311, $149, and $97 for 2000, 1999 and 1998.




-------------------------------------------------------------------------------

                                   (Continued)


                                                                            13.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 6 - DEPOSITS

Certificates of deposit in denominations of $100 or more totaled $20,615 and $10,444 at December 31, 2000 and 1999.

At year-end 2000, scheduled maturities of time deposits were as follows:

         2001                                    $     41,608
         2002                                           7,213
         2003                                           2,366
         2004                                             212
         2005                                             421
         Thereafter                                       104
                                                 ------------
                                                 $     51,924
                                                 ============
Deposits from principal officers, directors, and their affiliates at year end 2000 and 1999 were $4,123 and $3,636.


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE

At year-end, advances from the Federal Home Loan Bank were as follows:

  Maturity Date                 Interest Rate        2000            1999
---------------                 -------------        ----            ----

September 10, 2001                  6.88%        $        800    $        800
April 2, 2001                       6.30%               1,000               -
June 19, 2001                       6.30%               1,500               -
December 27, 2010                   5.30%               1,000               -
                                                 ------------    ------------
                                                 $      4,300    $        800
                                                 ============    ============

Annual principal payments are as follows:

         2001                                    $      3,300
         2002                                               -
         2003                                               -
         2004                                               -
         2005                                               -
         Thereafter                                     1,000
                                                 ------------
                                                 $      4,300
                                                 ============


-------------------------------------------------------------------------------

                                   (Continued)


                                                                            14.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE (Continued)

The Company maintains a line of credit with a financial institution. The Company has $2,000 available under the line, with $1,750 and $0 outstanding at December 31, 2000 and 1999. The outstanding balance accrues interest at prime minus 50 basis points (the interest rate was 9% at December 31, 2000). The line matures June 30, 2001 and is secured by Bank stock and other assets of the Company and carries the secured personal guaranty of a director.


NOTE 8 - EMPLOYMENT BENEFIT PLANS

The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of employee's compensation, and employer discretionary contributions. The Bank's contributions to the Plan become 20% vested after each year of service, and are fully vested after 5 years. Total 401(k) contributions charged to expense were $47, $18 and $22 in 2000, 1999 and 1998.

The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $128 and $92 at December 31, 2000 and 1999. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $447 and $438 at December 31, 2000 and 1999.

NOTE 9 - INCOME TAXES

Income tax expense/(benefit) consists of the following:


                                                 2000            1999             1998
                                                 ----            ----             ----
     Current payable/(receivable)           $          -     $        (74)   $        (43)
     Deferred income tax                            (418)            (193)            (42)
     Change in valuation allowance                   418              194               -
                                            ------------     ------------    ------------

         Income tax expense/(benefit)       $          -     $        (73)   $        (85)
                                            ============     ============    ============



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            15.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (Continued)

The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

                                     2000            1999             1998
                                     ----            ----             ----
     Statutory rate applied to
       income/(loss) before
       income taxes             $       (292)    $       (232)   $        (38)
     Add (deduct)
         State income tax, net             -                -              (4)
         Tax-exempt interest
           income, net                   (14)             (22)            (24)
         Life insurance                  (27)             (14)            (14)
         Other                           (85)               1              (5)
     Valuation Allowance                 418              194               -
                                ------------     ------------    ------------


         Total income tax
            expense/(benefit)   $          -     $        (73)   $        (85)
                                ============     ============    ============

Deferred tax assets and liabilities as of December 31, 2000 and 1999, are comprised of the following components:

                                                     2000             1999
                                                     ----             ----
     Deferred tax assets:
         Allowance for loan losses               $        276    $        142
         Core deposit                                      45              36
         Net unrealized loss on securities
           available for sale                               -              96
         Net operating loss carryforward                  590              98
         Other                                             26              18
                                                 ------------    ------------

              Total deferred tax assets                   937             390

     Deferred tax liabilities:
         Depreciation                                    (132)            (86)
         Accrual to cash                                 (193)            (14)
         Net unrealized gain on securities
           available for sale                             (15)              -
                                                 ------------    ------------

              Total deferred liabilities                 (340)           (100)

     Valuation allowance                                 (612)           (194)
                                                 ------------    ------------

         Net deferred tax asset/(liability)      $        (15)   $         96
                                                 ============    ============

A net operating loss of approximately $1,476 is being carried forward. Approximately $246 expires in 2014 and $1,229 expires in 2015.



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            16.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 10 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 2000 and 1999, unused lines of credit and standby letters of credit totaled $11,392 and $8,439, respectively. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At year-end 2000 and 1999, reserves of $316 and $183 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

The Bank leases branch facilities under operating leases expiring in various years through 2004. Expense for leased premises was $124, $48 and $0 for 2000, 1999 and 1998.

Future minimum lease payments are as follows:

         2001                                    $         93
         2002                                              58
         2003                                              47
         2004                                               8
                                                 ------------

         Total                                   $        206
                                                 ============

During 2000 the company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2000 under these agreements


NOTE 11 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

-------------------------------------------------------------------------------

                                   (Continued)


                                                                            17.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end 2000, the capital requirements were met and the Bank was categorized as "well capitalized." Actual capital levels and minimum required levels for the Bank were as follows:


                                          -----------------------------------2 0 0 0-------------------------------
                                                                             -------
                                                                                                 Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                                  ------              -----------------         ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
                                            ------       -----        ------       -----        ------       -----
Total capital (to risk weighted
  assets)                                 $   8,892      10.1%       $  7,018       8.0%       $   8,773     10.0%

Tier 1 capital (to risk weighted
  assets)                                 $   7,982       9.1%       $  3,509       4.0%       $   5,264      6.0%

Tier 1 capital (to average assets)        $   7,982       7.8%       $  4,055       4.0%       $   5,069      5.0%


                                          -----------------------------------1 9 9 9-------------------------------
                                                                             -------
                                                                                                 Minimum Required
                                                                                                    To Be Well
                                                                      Minimum Required           Capitalized Under
                                                                         For Capital             Prompt Corrective
                                                  Actual              Adequacy Purposes         Action Regulations
                                                  ------              -----------------         ------------------
                                            Amount       Ratio        Amount       Ratio        Amount       Ratio
                                            ------       -----        ------       -----        ------       -----

Total capital (to risk weighted
  assets)                                 $   5,056       9.1%       $  4,427       8.0%       $   5,533     10.0%

Tier 1 capital (to risk weighted
  assets)                                 $   4,507       8.1%       $  2,213       4.0%       $   3,320      6.0%

Tier 1 capital (to average assets)        $   4,507       7.1%       $  2,527       4.0%       $   3,159      5.0%



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            18.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------

NOTE 12 - STOCK OPTIONS

The Company has established two separate stock option plans, the 1996 plan and the 1999 plan. Under the 1996 plan, 48,000 shares of common stock were set aside for option granting. In November 1996, 48,000 shares were granted at an exercise price of $6.67, which was less than fair value at the date of grant. At grant date, 25% of the options granted were available for immediate exercise with the balance vesting at 25% per year over the next three years. The options expire seven years from the grant date. No options have been exercised, and 36,000 options were forfeited in 2000. Compensation cost recognized for stock options was $0, $10 and $9 for 2000, 1999 and 1998.

At December 31, options outstanding under the 1996 plan were as follows:

                                                     2000            1999
                                                     ----            ----

         Number of options                             12,000          48,000
         Exercise price                                  6.67           $6.67
         Remaining option life                        3 years         4 years
         Options now exercisable                       12,000          48,000

Under the 1999 plan, 93,000 shares of common stock were set aside for option granting. In May, 1999, 60,000 shares were granted at an exercise price of $8.23, which was fair value at the date of grant. At grant date, 25% of options granted were available for immediate exercise with the balance vesting at 25% per year over the next three years. The options expire seven years from grant date. No options were exercised or forfeited during the year. No compensation cost was recognized for stock options granted in 1999.

At December 31, options outstanding for the 1999 plan were as follows:

                                                     2000            1999
                                                     ----            ----

         Number of options                             60,000          60,000
         Exercise price                                 $8.23           $8.23
         Remaining option life                      5.5 years       6.5 years
         Options now exercisable                       30,000          15,000



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            19.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 12 - STOCK OPTIONS (Continued)

Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                     2000            1999            1998
                                     ----            ----            ----

     Pro forma net income       $       (874)    $       (644)   $        (12)
     Pro forma basic
       earnings per share              (1.10)           (1.03)           (.02)
     Pro forma diluted
       earnings per share              (1.10)           (1.03)           (.02)

The pro forma effects are computed using option-pricing models. The following assumptions were used to value options granted in 1999: risk free rate of 5.66%; expected option life of 7 years; expected stock price volatility of 0; and dividend yield of 1.63%. This resulted in a weighted average fair value per option granted of $1.75.


NOTE 13 - EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used to compute earnings per share is presented below:

                                    2000             1999            1998
                                    ----             ----            ----
     Earnings (loss) per share
       Net income (loss)        $       (858)    $       (609)   $         (6)
                                ============     ============    ============

       Weighted average shares
         outstanding                 793,823          627,372         545,532
                                ============     ============    ============

            Earnings (loss)
              per share         $      (1.08)    $       (.97)   $       (.01)
                                ============     ============    ============

The options outstanding were not dilutive in any period and, accordingly, were not considered. They could become dilutive in the future.



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            20.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                    2000             1999            1998
                                    ----             ----            ----

     Unrealized holding
       gains (losses)
       on securities
       available-for-sale       $        281     $       (287)   $         10
     Less reclassification
       adjustments for gains
       and losses later
       recognized in income                -                -               -
                                ------------     ------------    ------------
         Net unrealized gains            281             (287)             10
     Tax effect                         (111)             113              (4)
                                ------------     ------------    -------------

         Other comprehensive
           income               $        170     $       (174)   $          6
                                ============     ============    ============


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                          2000                            1999
                                                          ----                            ----
                                               Carrying          Fair           Carrying          Fair
                                                Amount           Value           Amount           Value
                                                ------           -----           ------           -----
Financial assets
     Cash and cash equivalents              $      3,394     $      3,394    $      2,649     $      2,649
     Securities available for sale                15,772           15,772          16,875           16,875
     Securities held to maturity                     276              277             617              616
     Loans held for sale                             494              506             601              601
     Loans, net                                   80,499           81,254          44,996           45,255
     Federal Home Loan Bank stock                    670              670             129              129
     Accrued interest receivable                     784              784             318              318
Financial liabilities
     Deposits                                    (90,708)         (90,889)        (62,987)         (63,230)
     Federal Home Loan Bank advances              (4,300)          (4,300)           (800)            (800)
     Accrued interest payable                       (234)            (234)           (187)            (187)
     Federal funds purchased                      (2,600)          (2,600)              -                -
     Other borrowings                             (1,750)          (1,750)              -                -



-------------------------------------------------------------------------------

                                   (Continued)


                                                                            21.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.




-------------------------------------------------------------------------------

                                   (Continued)


                                                                            22.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------


NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Shares Bancorp, Inc. follows:

                            CONDENSED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                      2000           1999
                                                      ----           ----
ASSETS
Cash and cash equivalents                        $        176    $         37
Investment in and advances to
  banking subsidiaries                                  8,168           4,566
Other assets                                                5              58
                                                 ------------    ------------
     Total assets                                $      8,349    $      4,661
                                                 ============    ============

LIABILITIES AND EQUITY
Note payable                                     $      1,750    $          -
Accrued expenses and
  other liabilities                                         -              64
Shareholders' equity                                    6,599           4,597
                                                 ------------    ------------
     Total liabilities and
       shareholders' equity                      $      8,349    $      4,661
                                                 ============    ============


                       CONDENSED STATEMENTS OF OPERATIONS
                        December 31, 2000, 1999 and 1998

                                    2000             1999            1998
                                    ----             ----            ----

Dividends from banking
  subsidiaries                  $        100     $         89              91
Interest expense on
  other borrowings                        82                -    $          -
Other income                               -                2               -
Other expense                             33               25              21
                                ------------     ------------    ------------

Income (loss) before income
  tax and undistributed
  subsidiary income                      (15)              66              70
Income tax expense (benefit)               -                -              (7)
Equity in undistributed
  subsidiary income                     (843)            (675)            (83)
                                ------------     ------------    ------------

Net income                      $       (858)    $       (609)   $         (6)
                                ============     ============    ============

-------------------------------------------------------------------------------

                                   (Continued)


                                                                            23.

                           FIRST SHARES BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
              (Dollar amounts in thousands, except per share data)

-------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                        December 31, 2000, 1999 and 1998


                                                         2000             1999            1998
                                                         ----             ----            ----
Cash flows from operating activities
     Net income/(loss)                               $       (858)   $       (609)    $         (6)
     Adjustments:
         Stock option compensation expense                      -               9               10
         Equity in undistributed subsidiary income            843             675               83
         Change in other assets                                53             (19)              11
         Change in other liabilities                          (64)             33                -
                                                     ------------    ------------     ------------
              Net cash from operating activities              (26)             89               98

Cash flows from financing activities
     Contribution to subsidiary                            (4,275)         (1,000)               -
     Proceeds from note payable                             1,750               -                -
     Issuance of common stock                               2,690             997                -
     Net purchase/reissue of treasury stock                     -             (23)               1
     Dividends paid                                             -             (89)             (91)
                                                     ------------    ------------     ------------
         Net cash from financing activities                   165            (115)             (90)
                                                     ------------    ------------     ------------

Net change in cash and cash equivalents                       139             (26)               8

Beginning cash and cash equivalents                            37              63               55
                                                     ------------    ------------     ------------

Ending cash and cash equivalents                     $        176    $         37     $         63
                                                     ============    ============     ============



-------------------------------------------------------------------------------

                                                                            24.