Form 10KSB40, Exhibit 13
period 2001-12-31
FIRST SHARES BANCORP INC
filed 2002-04-01
CIK 1107257

Exhibit 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected financial statements and the related notes presented elsewhere in this report, as well as our historical financial statements which appear in this report.

     Certain statements in this section constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

  Net Income

     During 2001, we focused on increasing earnings, continuing to grow total loans and deposits, and increasing our market share. As a result, 2001 became a profitable year as expenses stabilized and net interest income and non-interest income increased. The financial results of the prior two years were adversely affected by significant increases in non-interest expenses due to aggressive growth and expansion initiatives. During 1999, we added three additional branches. We opened a fourth branch in January 2000. Our focus on earnings during 2001, combined with growing into the infrastructure created during the prior two years, resulted in net income of $692,000 or $.66 per basic share ($.65 per diluted share) for 2001 compared to a loss of $858,000 or $1.08 per share (both basic and diluted) for 2000. We reported a net loss of $609,000 in 1999, or $.97 per share (both basic and diluted). Our operating results for 1999 through 2001 do not include income tax expenses or benefits of any significance, due to our current net operating loss carryforward position. As earnings continue to improve in future periods, we expect to record income tax expense which will reduce net income. Since our short-term growth objectives have been attained, our focus for 2002 and beyond will be to continue to improve earnings and grow market share through exceptional customer service.

     Return on average assets (“ROA”) for 2001, 2000, and 1999 was .58%, (.94)%, and (1.19)%, respectively, while return on average equity (“ROE”) was 9.99%, (17.83)%, and (12.33)%, respectively, for those same periods.

  Net Interest Income

     Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, which are primarily loans, securities and short-term investments, and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2001, net interest income totaled $4.4 million, compared to $3.3 million in 2000, an increase of $1.1 million or 33.3%. This increase was driven primarily by the increase in the volume of earning assets (most notably loans) as we increased our market share in existing markets. Net interest income also increased from 1999 to 2000 by $1.2 million or 57.1%, as earning assets also experienced growth.

          Interest income for 2001 totaled $9.2 million, compared to $7.6 million for 2000, an increase of $1.6 million or 21.1%. While the increase in 2001 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $22.7 million in 2001, up by $4.1 million from 2000’s $18.6 million level, an increase of 22.0%. The average loan balance growth was higher, increasing from $65.8 million in 2000 to $88.9 million in 2001, representing an increase of 35.1%. The increased volume of earning assets has been the dominant factor for growth in interest income. In contrast, average yields, on a fully tax equivalent basis, negatively influenced interest income, declining from 9.04% for 2000 to 8.23% for 2001. During 2001, the Federal Reserve Bank cut interest rates several times, resulting in falling rates on the loan portfolio as loans repriced or customers refinanced loans at market rates.

     Interest expense increased from 2000 to 2001 by $469,000 or 10.8%. The increase was all volume driven, as average deposits increased in all categories by a total of $23.2 million, or 32.7%, during 2001. Time deposits increased the most, with the average balance rising by $15.4 million. In the declining interest rate environment of 2001, the average cost of deposits decreased from 5.55% in 2000 to 4.73% in 2001. Borrowed funds were utilized during 2001 to support growth. A decrease of $51,000 in interest expense was realized during 2001 compared to 2000 from these funding sources. The average cost of all interest bearing liabilities decreased from 5.66% in 2000 to 4.75% in 2001.

     Interest income totaled $7.6 million for 2000, up $3.7 million or 94.2% compared to 1999. Average earning assets increased $37.5 million or 80.3% during this period, with the loan portfolio primarily contributing to the increase. The yield on interest earning assets increased to 9.04% in 2000 from 8.45% in 1999.

     Interest expense increased $2.5 million or 138.9% in 2000, as average deposit balances increased $32.4 million or 83.9%. Growth occurred in all deposit categories but was led by increases in time deposits. The total cost of all interest bearing liabilities increased from 4.57% in 1999 to 5.66% in 2000 as we sought to grow deposits.

     The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2001, 2000, and 1999.

Average Balance Sheets and Interest Rates

ASSETS

	Years ended December 31,

	2001			2000			1999

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in Thousands)
Interest earning assets
Securities
Taxable	$20,323	$1,313	6.46%	$16,342	$1,105	6.76%	$9,649	$555	5.75%
Non-taxable (1)	883	62	7.02	1,090	77	7.06	1,634	117	7.16
Other	1,354	55	4.06	1,409	87	6.17	2,685	122	4.54
Unrealized gain/loss on AFS securities	182	—	0.00	(285)	—	0.00	(76)	—	0.00

Total securities	22,742	1,430	6.29	18,556	1,269	6.84	13,892	794	5.72
Loans
Commercial	19,803	1,684	8.50	12,494	1,409	11.28	10,077	996	9.88
Real estate	44,766	3,978	8.89	33,886	3,221	9.51	17,864	1,619	9.06
Installment and other Consumer	24,305	2,093	8.61	19,383	1,723	8.89	4,940	542	10.97

Total loans	88,874	7,755	8.73	65,763	6,353	9.66	32,881	3,157	9.60

Total earning assets	111,616	$9,185	8.23%	84,319	$7,622	9.04%	46,773	$3,951	8.45%

Noninterest earning assets
Allowance for loan losses	(1,009)			(733)			(411)
Premises and equipment	1,941			1,928			865
Cash and due from banks	3,797			2,733			2,600
Accrued interest and other Assets	3,410			2,725			1,295

Total assets	$119,755			$90,972			$51,122

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Years ended December 31,

	2001			2000			1999

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in Thousands)
Interest-bearing liabilities
Deposits
Interest-bearing demand deposits	$26,006	$800	3.08%	$18,717	$920	4.92%	$10,768	$406	3.77%
Savings deposits	5,565	104	1.87	5,136	111	2.16	5,615	153	2.72
Time deposits	62,540	3,552	5.68	47,090	2,905	6.17	22,182	1,226	5.53

Total interest-bearing deposits	94,111	4,456	4.73	70,943	3,936	5.55	38,565	1,785	4.63
Borrowed funds
FHLB advances	4,129	204	4.94	4,047	266	6.57	1,174	32	2.73
Repurchase agreements	737	9	1.22	—	—	0.00	—	—	0.00
Federal funds purchased	382	22	5.76	732	51	6.97	—	—	0.00
Notes payable	1,755	113	6.44	875	82	9.37	—	—	0.00

Total borrowed funds	7,003	348	4.97	5,654	399	7.06	1,174	32	2.73

Total interest-bearing liabilities	101,114	$4,804	4.75%	76,597	$4,335	5.66%	39,739	$1,817	4.57%

Noninterest-bearing liabilities
Noninterest-bearing demand deposits	11,128			9,373			6,304
Accrued interest and other liabilities	588			191			141
Shareholders’ equity	6,925			4,811			4,938

Total liabilities and Shareholders’ equity	$119,755			$90,972			$51,122

Interest margin recap
Net interest income and interest rate spread		$4,381	3.48%		$3,287	3.38%		$2,134	3.88%

Net interest income margin			3.93%			3.90%			4.56%

(1)	Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

Volume/Rate Analysis

	2001-2000			2000-1999

	Total	Change	Change	Total	Change	Change
	Change	Due To	Due To	Change	Due To	Due To
		Volume	Rate		Volume	Rate

	(Dollars in thousands)
INTEREST INCOME
Loans	$1,402	$2,063	$(661)	$3,196	$3,176	$20
Securities
Taxable	208	259	(51)	550	458	92
Tax-exempt	(15)	(15)	—	(40)	(38)	(2)
Other	(32)	(7)	(25)	(35)	(73)	38

Total interest income	$1,563	$2,300	$(737)	$3,671	$3,523	$148

INTEREST EXPENSE
Interest-bearing DDAs	$(120)	$290	$(410)	$514	$364	$150
Savings deposits	(7)	9	(16)	(42)	(12)	(30)
Time deposits	647	892	(245)	1,679	1,522	157
FHLB Advances	(62)	5	(67)	234	148	86
Federal funds purchased	(29)	—	(29)	51	51	—
Repurchase agreements	9	9	—	—	—	—
Notes payable	31	63	(32)	82	82	—

Total interest expense	$469	$1,268	$(799)	$2,518	$2,155	$363

Net Interest income	$1,094	$1,032	$62	$1,153	$1,368	$(215)

          The effect of the cost of liabilities declining faster than the yield on earning assets was a slight expansion of the net interest margin. Net interest income, on a tax equivalent basis, for 2001 was $4.4 million, 33.3% higher than in 2000. Net interest income increased $1.2 million or 55.7% from 1999 to 2000. The net interest margin, on a tax equivalent basis for 2001, 2000, and 1999 was 3.93%, 3.90%, and 4.56%. During 1999, average noninterest bearing liabilities and equity supported 22.3% of average total earning assets, compared to 15.8% and 15.6% in 2000 and 2001. Time deposits, which tend to carry higher costs, comprised an increasing percentage of total average deposits from 1999 to 2000 but stabilized during 2001. Average time deposits comprised 66.5% of total average deposits in 2001, compared to 66.4% and 57.5% in 2000 and 1999, respectively. Interest expense on borrowed funds, including Federal Home Loan Bank (“FHLB”) advances, repurchase agreements, federal funds purchased, and notes payable declined during 2001 due to the declining variable rates attached to these funding sources. The cost of borrowed funds actually increased from 1999 to 2000, as these funds were required to support growth.

     Provision for Loan Losses and Asset Quality

          The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

          Our loan quality monitoring process includes assigning loan grades to commercial loans and the use of a watch list to identify loans of concern. The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including industry loss averages for similarly sized institutions, our own loss history, the fact that our growth in recent years makes our historical experience less meaningful, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date.

     The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

Analysis of Allowance for Loan Losses

	For years ended December 31,

	2001	2000	1999

	(Dollars in thousands)
Balance at beginning of year	$910	$549	$346
Loans charged-off
Commercial	(58)	—	(94)
Real estate-residential	(33)	(4)	(14)
Consumer	(76)	(135)	(61)

Total charge-offs	(167)	(139)	(169)

Charge-offs recovered
Commercial	1	23	40
Real estate-residential	14	2	12
Consumer	59	58	40

Total recoveries	74	83	92

Net loans charged-off	(93)	(56)	(77)
Current year provision	331	417	280

Balance at end of year	$1,148	$910	$549

Loans at year end	$93,715	$81,903	$46,146
Ratio of allowance to loans at year end	1.22%	1.11%	1.19%
Average loans	$88,874	$65,763	$32,881
Ratio of net loans charged-off to average loans	0.10%	0.09%	0.23%

Allocation of Allowance for Loan Losses

	December 31,

	2001	2000	1999

	(Dollars in thousands)
Commercial	$510	$317	$203
Real estate-residential	110	42	47
Consumer	498	525	262
Unallocated	30	26	37

Total	$1,148	$910	$549

     The provision for loan losses was $331,000, $417,000, and $280,000 for 2001, 2000, and 1999, respectively. Total charge-offs in 2001, 2000 and 1999 were relatively consistent from year to year. The provision for all three years and related increase in the allowance are responsive to the loan growth realized during those periods and our assessment of the increasing risk in our portfolio. The risk complexion of the portfolio has increased as we have increased our commercial, commercial real estate, and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

     The allowance for loan losses at year end 2001 was $1.15 million, or 1.22% of total loans, compared to $910,000, or 1.11% of total loans, at year end 2000 and $549,000 or 1.19% at year end 1999.

     Non-performing loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

     The table below sets forth a summary of non-performing assets.

Nonperforming Assets

	December 31,

	2001	2000	1999

	(Dollars in thousands)
Principal balance
Nonaccrual	$312	$93	$141
90 days or more past due	—	26	—

Total nonperforming loans	$312	$119	$141

Nonperforming loans as a percent of loans	0.33%	0.15%	0.31%
Other real estate owned	$39	$—	$—
OREO as a percent of loans	0.04%	0.00%	0.00%
Allowance as a percent of nonperforming loans	367.95%	764.71%	389.36%

     Non-performing loans increased slightly over the past three years, rising from $141,000 at year-end 1999 to $312,000 at December 31, 2001, or from .31% of total loans in 1999 to .33% of total loans in 2001. While the dollar amount of non-performing loans increased, it has been stable as a percentage of the total portfolio.

     Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $211,000, $0, and $70,000 for 2001, 2000, and 1999, respectively.

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement. However, we may have a significant degree of concern about the borrower’s ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

     At December 31, 2001, there were nineteen loans totaling $1.4 million graded substandard or doubtful included on the watch list. This compares to sixteen loans totaling $1.2 million graded substandard or doubtful at December 31, 2000. Of the watch list credits, $246,000 and $0 were classified as impaired at year-end 2001 and 2000, respectively.

     Noninterest Income and Expense

          The table below sets forth an analysis of changes in noninterest income and expense.

Noninterest Income and Expense

		Percent		Percent
		change		change
	2001	from 2000	2000	from 1999	1999

	(Dollars in Thousands)
Noninterest Income
Service charges on deposit accounts	$317	69.52%	$187	46.09%	$128
Mortgage banking activities	451	215.38	143	1,687.50	8
Increase in cash surrender value of insurance	117	25.81	93	244.44	27
Net gain on sale of securities	63	—	—	—	—
Other	154	85.54	83	137.14	35

Total noninterest income	$1,102	117.79%	$506	155.56%	$198

Noninterest Expense
Salaries and employee benefits	$2,559	9.64%	$2,334	44.52%	$1,615
Occupancy	355	(1.93)	362	139.74	151
Equipment and data processing	378	(1.56)	384	51.78	253
Core deposit amortization	44	0.00	44	0.00	44
Postage, freight and express	88	31.34	67	52.27	44
Advertising	87	(30.40)	125	6.84	117
Stationery and office supplies	79	(15.05)	93	63.16	57
Telephone	117	(4.88)	123	92.19	64
Committee and director fees	44	(2.22)	45	(2.17)	46
Other	688	9.03	631	108.25	303

Total noninterest expense	$4,439	5.49%	$4,208	56.20%	$2,694

          Noninterest income increased $596,000, or 117.8% to $1.1 million for 2001 compared to $506,000 in 2000. The increase was attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 69.5%. Cash surrender value earnings on life insurance increased $24,000.

          Mortgage banking activities generated $451,000 in noninterest income in 2001 compared to $143,000 in 2000. This was the result of increased volume due to lower interest rates. With the strong mortgage banking activity, we have relocated our mortgage banking division from our main office to a new facility in Greenwood, Indiana. We entered into this lease in January 2002. This move was necessary to accommodate the expansion of this division, as the number of employees in this area has expanded from 5 to 10.

          Noninterest income also rose from 1999 to 2000, increasing by $308,000 or 155.6%. With the mortgage banking division operational for a full year, gains from mortgage banking activity provided a substantial portion of the increase. Increases in service charges due to a higher number of deposits and increased earnings on cash surrender value also contributed to the increase.

          During 1999, we opened three new branch locations: two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing locations of Morgantown and Trafalgar, Indiana. We opened an additional branch in

Bargersville, Indiana in January 2000. With the expansion in our branch network, the number of employees increased from 52 in 1999 to 61 in 2000 and to 70 in 2001. Salary and employee benefit expenses followed suit, increasing from $1.6 million in 1999 to $2.3 million in 2000, an increase of 43.8%. Salary expense increased $225,000 or 9.6% from 2000 to 2001.

          With fewer branches added during 2000 and 2001, occupancy and equipment expenses have begun to flatten and actually declined slightly from 2000 to 2001. Occupancy and equipment expenses were $733,000 for 2001 compared to $746,000 in 2000, a decrease of $13,000 or 1.7%. Advertising expense decreased from $125,000 in 2000 to $87,000 in 2001. We expect to maintain this expenditure at this lower level in 2002, since our near term growth goals have been obtained, and we believe our past marketing efforts have effectively established awareness of our institution in the market area.

          In 2000, as compared to 1999, total noninterest expense increased $1.5 million or 56.2%. This increase resulted largely from the expansion of the branch network and related staffing and rental expense increases. Advertising expense was increased from $117,000 in 1999 to $125,000 in 2000, as we continued an aggressive marketing campaign in our new and existing markets. Legal, accounting and professional expense rose from $70,000 in 1999 to $142,000 in 2000, an increase of 102.9%, due primarily to the additional expenses incurred by the holding company related to the reporting requirements of being a publicly held company.

     Income Taxes

          While 2001 was a profitable year, we did not recognize any tax expense for 2001 because the net operating loss carryforwards that we generated in 1999 and 2000 offset all tax expense for 2001. No tax benefit was recognized for 2000, and the tax benefit recognized in 1999 was $73,000 which was the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset (excluding the net unrealized gain on securities) to zero. We have a net operating loss carryforward, for tax purposes, of approximately $599,000. This will serve to reduce taxes payable, and tax expense, in future periods, provided we are profitable. The net operating loss carryforward expires in 2015.

Financial Condition at December 31, 2001

          Total assets were $128.1 million at year-end 2001 compared to $106.4 million at year-end 2000, an increase of $21.7 million or 20.4%. The increase in total assets was driven primarily by increased deposits which were principally utilized to fund additional loans of $9.3 million and to purchase additional securities of approximately $7 million with $3 million retained in cash. Federal funds sold, securities and cash balances increased while Fed funds purchased and FHLB debt were reduced as deposits grew twice as fast as loans.

          During 2001, we moved our Nashville branch into a permanent facility leased from a company wholly-owned by Frank A. Rogers, chairman of our board of directors.

          During 2000, we completed our initial public offering. Through this offering, we obtained net proceeds of $2.7 million, much of which was contributed to First Bank to support growth. This contribution, along with $1.7 million of proceeds advanced under our line of credit that was also contributed to First Bank, resulted in First Bank’s restoration to the “well-capitalized” classification.

     Securities

          Note 2 to the financial statements and the following table set forth information about securities.

Securities Maturity Schedule

	At December 31, 2001

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years
									Total
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance

	(Dollars in thousands)
Available-For-Sale
U.S. government & agencies	$1,021	5.24%	$4,071	5.58%	$4,999	5.73%	$2,456	6.63%	$12,547
States & political subdivisions (1)	11	9.09	51	9.09	483	6.68	71	9.90	616
Other securities	—	—	—	—	206	8.00	1,586	6.31	1,792
Mortgage backed securities	—	—	—	—	700	6.37	7,226	6.24	7,926

Total available for sale	$1,032		$4,122		$6,388		$11,339		$22,881

Held to Maturity
U.S. government & agencies	$—	—%	$—	—%	$—	—%	$—	—%	$—
States & political subdivisions (1)	275	7.22	—	—	—	—	—	—	275
Mortgage backed securities	—	—	—	—	—	—	—	—	—

Total held to maturity	$275		$—		$—		$—		$275

(1)	Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

          Securities are designated as either available for sale or as held to maturity. To provide more flexibility, held to maturity securities have been allowed to mature and pay-off, with all security purchases since 1999 classified as available for sale. The securities portfolio continues to be largely comprised of U.S. Treasury and government agency securities. The securities portfolio increased from 2000 to 2001 as deposits grew faster than loans.

     Loans

          Note 3 to the financial statements and the following table set forth information about the loan portfolio.

Loan Portfolio

	December 31, 2001		December 31, 2000

	Balance	Percent	Balance	Percent

	(Dollars in thousands)
Loan Portfolio Composition (including loans held for sale)
Commercial	$19,606	20.9%	$19,047	23.3%
Commercial real estate	12,725	13.6	6,902	8.4
Residential real estate	27,296	29.1	20,721	25.3
Construction	10,292	11.0	12,148	14.8
Consumer	23,796	25.4	23,085	28.2

	$93,715	100.0%	$81,903	100.0%

	Loan Maturities at December 31, 2001

	1 Year	1 - 5	Over 5	Total
	and Less	Years	Years

	(Dollars in Thousands)
Commercial	$13,409	$5,518	$679	$19,606
Commercial real estate	4,692	4,590	3,443	12,725
Real estate-residential	15,878	2,658	8,760	27,296
Construction	9,369	813	110	10,292
Consumer	1,728	14,759	7,309	23,796

Total loans	$45,076	$28,338	$20,301	$93,715

	Sensitivity to Changes in
	Interest Rates at December 31, 2001

	1 Year	Over	Total
	and Less	1 Year

	(Dollars in Thousands)
Fixed rates	$5,065	$45,190	$50,255
Variable rates	32,900	10,560	43,460

Total loans	$37,965	$55,750	$93,715

     Total loans, including loans held for sale, increased $11.8 million or 14.4% from year-end 2000 to year-end 2001 as we continued to increase market share in existing markets, principally in the Johnson County, Indiana area. Loan growth occurred in nearly all categories.

     Commercial loans, including commercial real estate loans, grew by 24.6% or $6.4 million from 2000 to 2001 and comprised 34.5% of our portfolio at December 31, 2001. Growth in this segment was attributed to our continued focus in the communities we serve. Residential mortgages increased $6.6 million or 31.7% to $27.3 million. Contributing to this growth was the introduction of a home equity line of credit in 1999. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 29.1%. Nonetheless, a majority of our portfolio remains secured by real estate, with residential, commercial and construction real estate loans comprising 53.7% of the portfolio at year end 2001.

     Consumer loans experienced modest growth, increasing $711,000 from 2000 to 2001. Total consumer loans were $23.8 million and comprised 25.4% of the portfolio at year-end 2001. A strong indirect lending program has allowed for continued growth in consumer loans, as we maintain relationships with several local auto and recreational vehicle dealers. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

     While we have achieved double-digit loan growth during 2001, we have continued to focus on asset quality. This is evidenced by only a modest increase in our net charge-offs and non-performing loans. While we have experienced a slight increase in net charge-offs and non-performing loans, our watch list loans, as a percentage of average loan balances, has declined. The ratio of watch list loans to average loan balances at December 31, 2001 was 1.57% compared to 1.82% at year-end 2000.

     During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year-end 2001, loans held for sale, which are carried at the lower of cost or fair value, totaled $2.8 million. All mortgage loans sold are sold service released.

     Deposits

          Year-end total deposits increased $20.7 million or 22.8%, from 2000 to 2001, with growth driven by further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits increased to $11.3 million from $10.2 million. At December 31, 2001, $28.9 million or 44.1% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $26.6 million in 2001 and $17.8 million in 2000, representing 42.6% and 37.8% of total average time deposits in each period.

          Note 6 to the financial statements and the following table set forth more information about our deposits.

Maturity Ranges of Time Deposits with Balances of $100,000 or More at December 31, 2001

(In thousands)
3 months or less	$13,358
3 through 6 months	4,920
6 through 12 months	3,889
Over 12 months	6,694

Total	$28,861

     Capital

          Our subsidiary, First Bank, is subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

          Tier 1 capital consists of shareholders’ equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of the allowance for loan losses that does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

          The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and an 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

          The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a “well-capitalized” institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00%. In order to be well capitalized, an institution also cannot be under a capital directive order. Failure to meet capital requirements could cause a regulatory agency to initiate or impose corrective actions that could have a direct material effect on our results of operations and financial condition. If an institution is only adequately capitalized, regulatory approval is required to accept brokered deposits. If an institution is undercapitalized, capital distributions, asset growth, and expansion are limited, in addition to the institution being required to submit a capital restoration plan.

          Given our rapid growth rate, the regulatory agencies have required First Bank to maintain a leverage ratio of at least 7% of actual assets during a portion of 2000 and for 2001. The first and second quarter calculations were completed using actual assets. During the third quarter, we were released from the actual assets requirement. Regulators continued to require that we maintain a 7.0% leverage ratio calculated on average assets for the fourth quarter of 2001. At December 31, 2001, this ratio was 6.95%, but at January 31, 2002, it was 7.02%. We notified our regulators regarding the deficiency at December 31, 2001, but we have not received any notice from any regulator indicating that it intends to take any corrective action. We continue to operate under this restriction.

Because we intend to contribute most of the net proceeds from this offering to First Bank, we anticipate that this restriction will not be applicable in the future provided our results of operations do not otherwise adversely affect this ratio.

     At December 31, 2001, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations, other than the borrowing, capital and dividend restrictions described elsewhere in this report.

     Note 11 to the financial statements and the following table set forth actual capital amounts and ratios of First Bank.

Capital Ratios

	December 31,

	2001	2000	1999

	(Dollars in thousands)
Tier 1 capital
Shareholders’ equity	$9,014	$8,168	$4,566
Add/less: Unrealized loss/gain on securities	5	(23)	147
Less: intangible assets	(119)	(163)	(206)

Total Tier 1 capital	$8,900	$7,982	$4,507

Total risk-based capital
Tier 1 capital	$8,900	$7,982	$4,507
Allowable allowance for loan losses	1,148	910	549

Total risk-based capital	$10,048	$8,892	$5,056

Risk weighted assets	$98,656	$87,726	$55,334

Average assets	$128,015	$101,385	$63,179

Risk-based ratios
Tier 1	9.02%	9.10%	8.15%
Total risk-based capital	10.18%	10.14%	9.14%
Leverage Ratio	6.95%	7.87%	7.13%

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

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations, other than the borrowing, capital, and dividend restrictions described elsewhere in this report.

     Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below. The “gap” is the difference between rate sensitive assets and rate sensitive liabilities within a specific time frame. Gap is considered an indicator of the effect a change in interest rates may have on net interest income.

Liquidity and Interest Rate Sensitivity

	At December 31, 2001

	1 to 90	91 to 365	1 to 5	Over 5	Total
	Days	Days	Years	Years

	(Dollars in thousands)
Interest earning assets
Loans	$15,490	$25,493	$33,351	$19,381	$93,715
Federal funds sold and other	1,081	—	—	—	1,081
Securities	4,001	6,622	4,012	8,521	23,156
Restricted stock	670	—	—	—	670

Total earning assets	$21,242	$32,115	$37,363	$27,902	$118,622

Interest bearing liabilities
Interest-bearing demand deposits	$28,073	$—	$—	$—	$28,073
Savings deposits	6,628	—	—	—	6,628
Time deposits	20,100	22,814	22,401	106	65,421
Repurchase agreements	4,211	—	—	—	4,211
FHLB advances	—	—	1,000	2,000	3,000
Note payable	1,780	—	—	—	1,780

Total interest bearing liabilities	$60,792	$22,814	$23,401	$2,106	$109,113

Rate sensitive gap	$(39,550)	$9,301	$13,962	$25,796	$9,509
Rate sensitive cumulative gap	$(39,550)	$(30,249)	$(16,287)	$9,509	N/A
Cumulative gap as a percentage of earning assets	(33.34)%	(25.50)%	(13.73)%	8.02%	N/A

     As of December 31, 2001, our rate sensitive liabilities exceeded rate sensitive assets through the one year horizon. This would indicate that when rates increase, net interest income may decline. In order to accurately determine the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

     A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand and savings accounts are subject to immediate repricing. While it is true that, contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are generally not tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. Our asset and liability management process also uses simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity for and magnitude of change on specific assets and liabilities.