Form 10KSB40, Exhibit 13
period 2001-12-31
FIRST SHARES BANCORP INC
filed 2002-04-01
CIK 1107257

Exhibit 13.2

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 9, 2002, except for Note 17
    with respect to the proposed public
    offering, as to which the date is
    March 27, 2002.

FIRST SHARES BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

ASSETS

	2001	2000

Cash and due from banks	$5,227	$3,394
Federal funds sold and other	1,081	—

Cash and cash equivalents	6,308	3,394
Securities available for sale	22,881	15,772
Securities held to maturity (fair value of $277 in 2001 and 2000)	275	276
FHLB stock, at cost	670	670
Loans held for sale	2,759	494
Loans, net of allowance ($1,148 and $910)	89,808	80,499
Premises and equipment, net	2,072	2,091
Intangible assets, net	119	163
Cash surrender value of life insurance	2,293	2,189
Accrued interest receivable and other assets	928	888

	$128,113	$106,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Noninterest-bearing deposits	$11,253	$10,177
Interest-bearing deposits	100,122	80,531

Total deposits	111,375	90,708
Federal Home Loan Bank advances	3,000	4,300
Federal funds purchased	—	2,600
Repurchase agreements	4,211	—
Note payable	1,780	1,750
Accrued interest payable and other liabilities	484	479

	120,850	99,837
Shareholders’ equity
Common stock, $.01 par value: 10,000,000 shares authorized, 1,052,779 shares issued	11	11
Additional paid in capital	4,674	4,674
Retained earnings	2,583	1,891
Accumulated other comprehensive income/(loss)	(5)	23

	7,263	6,599

	$128,113	$106,436

See accompanying notes.

FIRST SHARES BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except per share data)

	2001	2000	1999

Interest income
Loans, including related fees	$7,755	$6,353	$3,157
Taxable securities	1,313	1,105	555
Nontaxable securities	41	51	77
Other	55	87	122

	9,164	7,596	3,911
Interest expense
Deposits	4,456	3,936	1,785
Other	348	399	32

	4,804	4,335	1,817
Net interest income	4,360	3,261	2,094
Provision for loan losses	331	417	280

Net interest income after provision for loan losses	4,029	2,844	1,814
Noninterest income
Service charges on deposit accounts	317	187	128
Mortgage banking activity	451	143	8
Increase in cash surrender value of life insurance	117	93	27
Net gain on sale of securities	63	—	—
Other	154	83	35

	1,102	506	198
Noninterest expenses
Salaries and employee benefits	2,559	2,334	1,615
Occupancy	355	362	151
Equipment and data processing	378	384	253
Core deposit amortization	44	44	44
Postage, freight and express	88	67	44
Advertising	87	125	117
Stationery and office supplies	79	93	57
Telephone	117	123	64
Committee and director fees	44	45	46
Other	688	631	303

	4,439	4,208	2,694

Income (loss) before income taxes	692	(858)	(682)
Income tax benefit	—	—	(73)

Net income (loss)	$692	$(858)	$(609)

Earnings/(loss) per share:
Basic	$0.66	$(1.08)	$(.97)
Diluted	0.65	(1.08)	(.97)

See accompanying notes.

FIRST SHARES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except per share data)

				Accumulated
		Additional		Other		Total
	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders'
	Stock	Capital	Earnings	Income (Loss)	Stock	Equity

Balance at January 1, 1999	$6	$1,089	$3,447	$27	(84)	$4,485
Comprehensive loss:
Net loss	—	—	(609)	—	—	(609)
Changes in unrealized gain/(loss)	—	—	—	(174)	—	(174)
Total comprehensive loss						(783)
Cash dividends
($.13 per share)	—	—	(89)	—	—	(89)
Sale of 121,830 shares at
$8.19 per share	1	996	—	—	—	997
Purchase of treasury stock
(2,898 shares)	—	—	—	—	(23)	(23)
Retirement of treasury stock		(107)	—	—	107	—
Stock options outstanding	—	10	—	—	—	10

Balance at December 31, 1999	7	1,988	2,749	(147)	—	4,597
Comprehensive loss:
Net loss	—	—	(858)	—	—	(858)
Change in unrealized gain/(loss)	—	—	—	170	—	170
Total comprehensive loss						(688)
Proceeds from sale of stock
(388,267 shares)	4	2,686	—	—	—	2,690

Balance at December 31, 2000	11	4,674	1,891	23	—	6,599
Comprehensive income:
Net income	—	—	—	692	—	692
Change in unrealized gain/(loss)	—	—	—	(28)	—	(28)
Total comprehensive income						664

Balance at December 31, 2001	$11	$4,674	$2,583	$(5)	$—	$7,263

See accompanying notes.

FIRST SHARES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands)

	2001	2000	1999

Cash flows from operating activities
Net income (loss)	$692	$(858)	$(609)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	295	311	171
Provision for loan losses	331	417	280
Stock option compensation expense	—	—	10
Discount (accretion) and premium amortization	4	(3)	13
Amortization of intangible asset	44	43	44
Net realized loss on disposal of fixed assets	—	25	—
Net realized (gain) loss on sale of securities	(63)	—	—
Changes in assets and liabilities:
Loans held for sale	(2,265)	107	(601)
Interest receivable and other assets	(40)	(425)	85
Interest payable and other liabilities	24	82	126

Net cash from operating activities	(978)	(301)	(481)
Cash flows from investing activities
Proceeds from sales, maturities and paydowns of securities available for sale	23,734	18,050	5,941
Proceeds from maturities of securities held to maturity	—	343	715
Purchases of securities available for sale	(30,830)	(16,665)	(14,579)
Purchase of Federal Home Loan Bank stock	—	(541)	(3)
Loans made to customers net of payments received	(9,640)	(35,920)	(18,971)
Premises and equipment purchases	(276)	(731)	(1,212)
Purchase of life insurance	—	(1,751)	—
Increase on cash surrender value of life insurance	(104)	—	—

Net cash from investing activities	(17,116)	(37,215)	(28,109)
Cash flows from financing activities
Change in deposit accounts	20,667	27,721	24,880
Change in repurchase agreements	4,211	—	—
Proceeds from Federal Home Loan Bank advances	2,000	3,500	2,300
Payments on Federal Home Loan Bank advance	(3,300)	—	(1,500)
Dividends paid	—	—	(89)
Sale of common stock	—	2,690	997
Net purchase/reissue of treasury stock	—	—	(23)
Change in federal funds purchased	(2,600)	2,600	—
Draws on note payable	30	1,750	—

Net cash from financing activities	21,008	38,261	26,565

Net change in cash and cash equivalents	2,914	745	(2,025)
Cash and cash equivalents at beginning of year	3,394	2,649	4,674

Cash and cash equivalents at end of year	$6,308	$3,394	$2,649

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$4,814	$4,289	$1,724
Income taxes paid/(received)	—	(128)	34

See accompanying notes.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 1 — Summary of Significant Accounting Policies

     Nature of Operations and Principles of Consolidation: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the “Company”) and its wholly-owned subsidiary, First Bank (the “Bank”). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from six locations which generate commercial, mortgage and installment loans, and receive deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Bank’s income is derived from commercial and retail lending activities and investments. The majority of the Bank’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

     Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

     Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Other securities such as Federal Home Loan Bank stock are carried at cost. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

     Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

     Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

     Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of the loan is confirmed.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from collateral.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 1 — Continued

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

     Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

     Intangible Assets: Intangible assets consist entirely of a core deposit intangible from a 1995 branch acquisition which is being amortized over its estimated 10 year life.

     Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

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

     Equity Transactions: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set a par value at $.01 per share. In June 2000, the Company initiated its first public offering of common shares, issuing 388,267 shares at $8.50 per share, raising gross proceeds of $3,300 and net proceeds of $2,690 after $610 of expenses.

     Comprehensive Income (Loss): Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 1 — Continued

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

     Operating Segment: While the Company’s chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s financial service operations are considered by management to be aggregated in one reportable operating segment.

     Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

     Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

     New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company’s financial statements.

NOTE 2 — Securities

     The fair values of available for sale securities and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows at December 31:

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 2 — Continued

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

2001
U.S. Treasury and government agency securities	$12,547	$156	$(112)
Obligations of states and political subdivisions	616	—	(11)
Other securities	1,792	6	(14)
Mortgage backed securities	7,926	37	(72)

	$22,881	$199	$(209)

2000
U.S. Treasury and government agency securities	$12,974	$71	$(14)
Obligations of states and political subdivisions	721	—	(18)
Other securities	1,477	18	(15)
Mortgage backed securities	600	—	(4)

	$15,772	$89	$(51)

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value

2001
Obligations of states and political subdivisions	$275	$2	$—	$277

2000
Obligations of states and political subdivisions	$276	$1	$—	$277

     The carrying value and fair value of debt securities, if different, at December 31, 2001, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

	Available for Sale	Held to Maturity

	Fair	Carrying	Fair
	Value	Value	Value

Due in one year or less	$1,032	$275	$277
Due after one year through five years	4,122	—	—
Due after five years through ten years	5,688	—	—
Due after ten years	4,113	—	—
Mortgage backed securities	7,926	—	—

	$22,881	$275	$277

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 2 — Continued

     Information about the sales of securities available for sale follows:

	2001	2000	1999

Proceeds	$6,113	$5,315	$1,192
Gross realized gains	65	1	7
Gross realized losses	2	1	7

     Securities pledged at year-end 2001 and 2000 had a carrying value of $8,543 and $2,506 and were pledged to secure repurchase agreements and federal funds purchased.

NOTE 3 — Loans

     Total loans are comprised of the following at December 31:

	2001	2000

Commercial	$19,606	$19,047
Commercial Real Estate	12,725	6,902
Residential Real Estate	24,537	20,227
Construction	10,292	12,148
Consumer	23,796	23,085

	90,956	81,409
Less: allowance for loan losses	(1,148)	(910)

Loans, net	$89,808	$80,499

NOTE 4 — Allowance For Loan Losses

     An analysis of the allowance for loan losses follows:

	2001	2000	1999

Balance, January 1	$910	$549	$346
Provision charged to operations	331	417	280
Loans charged off	(167)	(139)	(169)
Recoveries	74	83	92

Balance, December 31	$1,148	$910	$549

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 4 — Continued

     Impaired loans were as follows.

	2001	2000

Year-end loans with no allowance for loan losses allocated	$214	$—
Year-end loans with allowance for loan losses allocated	32	—
Amount of the allowance allocated	15	—
Average of impaired loans during the year	211	—
Interest income recognized during impairment	—	—
Cash-basis interest income recognized	—	—

NOTE 5 — Premises and Equipment

     Premises and equipment consists of the following at December 31:

	2001	2000

Land	$26	$26
Buildings and improvements	770	755
Leasehold improvements	581	573
Furniture and equipment	1,914	1,664

Total	3,291	3,018
Accumulated depreciation	(1,219)	(927)

	$2,072	$2,091

     Depreciation expense was $295, $311 and $149 for 2001, 2000 and 1999.

NOTE 6 — Deposits

     Certificates of deposit in denominations of $100 or more totaled $28,861 and $20,615 at December 31, 2001 and 2000.

     At year-end 2001, scheduled maturities of time deposits were as follows:

2002	$42,914
2003	20,065
2004	729
2005	1,044
2006	563
Thereafter	106

$65,421

     Deposits from principal officers, directors, and their affiliates at year end 2001 and 2000 were $4,021 and $4,123.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 7 — Federal Home Loan Bank Advances and Note Payable

     At year-end, advances from the Federal Home Loan Bank were as follows:

	Fixed
Maturity Date	Interest Rate	2001	2000

September 10, 2001	6.88%	$—	$800
April 2, 2001	6.30%	—	1,000
June 19, 2001	6.30%	—	1,500
January 23, 2006	4.73%	1,000	—
March 7, 2007	4.75%	1,000	—
December 27, 2010	5.30%	1,000	1,000

		$3,000	$4,300

     The advances are due at maturity, but may be repaid at various dates without penalty, require monthly interest payments and are collateralized by first mortgage loans under a blanket lien arrangement. The only required principal payment during the next five years is $1,000 for the January 23, 2006 advance.

     The Company maintains a line of credit with a financial institution. The Company has $2,000 available under the line, with $1,780 and $1,750 outstanding at December 31, 2001 and 2000. The outstanding balance accrues interest at LIBOR plus 1.75% (the interest rate was 3.9175% at December 31, 2001). The line matures July 31, 2002 and is secured by the Bank’s stock and other assets of the Company and carries the secured personal guaranty of a director.

NOTE 8 — Employee Benefit Plans

     The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of an employee’s compensation and employer discretionary contributions. The Bank’s contributions to the Plan become 20% vested after each year of service and are fully vested after 5 years. Total 401(k) contributions charged to expense were $43, $47 and $18 in 2001, 2000 and 1999.

     The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $161 and $128 at December 31, 2001 and 2000. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $456 and $447 at December 31, 2001 and 2000.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 9 — Income Taxes

     Income tax expense/(benefit) consists of the following:

	2001	2000	1999

Current payable/(receivable)	$—	$—	$(74)
Deferred income tax	208	(418)	(193)
Change in valuation allowance	(208)	418	194

Income tax expense/(benefit)	$—	$—	$(73)

     The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

	2001	2000	1999

Statutory rate applied to income/(loss) before income taxes	$235	$(292)	$(232)
Add (deduct)
Tax-exempt interest income, net	(12)	(14)	(22)
Life insurance	(40)	(27)	(14)
Other	27	(85)	1
Valuation Allowance	(210)	418	194

Total income tax expense/(benefit)	$—	$—	$(73)

     Deferred tax assets and liabilities as of December 31, 2001 and 2000, are comprised of the following components:

	2001	2000

Deferred tax assets:
Allowance for loan losses	$370	$276
Core deposit	53	45
Net unrealized loss on securities available for sale	4	—
Net operating loss carryforward	253	590
Deferred compensation	63	—
Other	27	26

Total deferred tax assets	770	937
Deferred tax liabilities:
Depreciation	(194)	(132)
Accrual to cash	(168)	(193)
Net unrealized gain on securities available for sale	—	(15)

Total deferred liabilities	(362)	(340)
Valuation allowance	(404)	(612)

Net deferred tax asset/(liability)	$4	$(15)

     A net operating loss of approximately $599 is being carried forward which expires in 2015.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 10 — Commitments and Contingencies

     In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 2001 and 2000, unused lines of credit and standby letters of credit totaled $9,441 and $11,392. Interest rates on these commitments are primarily variable. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

     At year-end 2001 and 2000, reserves of $317 and $316 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

     The Bank leases branch facilities under operating leases expiring in various years through 2006. Expense for leased premises was $139, $124 and $48 for 2001, 2000 and 1999.

     During 2001, the Bank entered into a lease agreement with an entity owned by a director for a branch facility. The lease terms require annual payments of $56, with the lease expiring 2006. Amounts paid to related parties under this lease totaled $4 for 2001.

     Future minimum lease payments are as follows:

2002	$119
2003	104
2004	68
2005	56
2006	52

Total	$399

     During 1999, the Company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2001 or 2000 under these agreements.

NOTE 11 — Capital Requirements and Restrictions on Retained Earnings

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

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 11 — Continued

     The Bank was categorized as well capitalized as of December 31, 2001.

	2001

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk weighted assets)	$10,048	10.18%	$7,892	8.00%	$9,866	10.00%
Tier 1 capital (to risk weighted assets)	$8,900	9.02%	$3,946	4.00%	$5,919	6.00%
Tier 1 capital (to average assets)	$8,900	6.95%	$5,121	4.00%	$6,401	5.00%

	2000

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk weighted assets)	$8,892	10.14%	$7,018	8.00%	$8,773	10.00%
Tier 1 capital (to risk weighted assets)	$7,982	9.10%	$3,509	4.00%	$5,264	6.00%
Tier 1 capital (to average assets)	$7,982	7.87%	$4,055	4.00%	$5,069	5.00%

NOTE 12 — Stock Options

     The Company has established two separate stock option plans, the 1996 plan and the 1999 plan, which provide for the issue of up to 141,000 total options. At grant date, 25% of the options granted to employees are available for immediate exercise with the balance vesting at 25% per year over the next three years. The options granted to directors were fully vested at grant date. The options expire either five or seven years from the grant date. Compensation cost recognized for stock options was $0, $0, and $10 for 2001, 2000 and 1999.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 12 — Continued

     A summary of the activity in the plan is as follows.

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	72,000	$7.97	108,000	$7.54	48,000	$6.67
Granted	37,000	6.50	—	—	60,000	8.23
Exercised	—	—	—	—	—	—
Forfeited	(3,000)	6.67	(36,000)	6.67	—	—

Outstanding at end of year	106,000	$7.49	72,000	$7.97	108,000	$7.54

Weighted average fair value per option granted during the year	$1.95		$—		$1.75

     Options outstanding at year-end 2001 were as follows.

	Outstanding		Exercisable

		Weighted Average		Weighted
		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price

$6.67	9,000	1.9 years	9,000	$6.67
$8.23	60,000	2.4 years	45,000	8.23
$6.50	37,000	6.3 years	25,000	6.50

Outstanding at year end	106,000	3.7 years	79,000	7.33

     Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

	2001	2000	1999

Pro forma net income (loss)	$647	$(874)	$(644)
Pro forma basic earnings (loss) per share	.61	(1.10)	(1.03)
Pro forma diluted earnings (loss) per share	.61	(1.10)	(1.03)

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in 2000.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 12 — Continued

	2001	2000		1999

Risk-free interest rate	5.11%		—%	5.66%
Expected option life	7 years	—		7 years
Expected stock price volatility	—		—	—
Dividend yield	—%		—%	1.63%

NOTE 13 — Earnings (Loss) Per Share

     A reconciliation of the numerators and denominators used to compute earnings per share is presented below:

	2001	2000	1999

Earnings (loss) per share
Net income (loss)	$692	$(858)	$(609)

Weighted average shares outstanding	1,052,779	793,823	627,372

Earnings (loss) per share	$0.66	$(1.08)	$(.97)

Diluted
Net income (loss)	$692	$(858)	$(609)

Weighted average common shares outstanding for basic earnings per common share	1,052,779	793,823	627,372
Add: Dilutive effects of assumed exercises of stock options	9,061	—	—

Average shares and dilutive potential common shares	1,061,840	793,823	627,372

Diluted earnings (loss) per common share	$.65	$(1.08)	$(.97)

     Stock options for 60,000, 72,000 and 108,000 shares of common stock were not considered in computing diluted earnings (loss) per common share for 2001, 2000 and 1999 because they were antidilutive.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 14 — Other Comprehensive Income

     Other comprehensive income components and related taxes were as follows:

	2001	2000	1999

Unrealized holding gains (losses) on securities available-for-sale	$15	$281	$(287)
Less reclassification adjustments for gains and losses later recognized in income	(63)	—	—

Net unrealized gains (losses)	(48)	281	(287)
Tax effect	20	(111)	113

Other comprehensive income (loss)	$(28)	$170	$(174)

NOTE 15 — Fair Values of Financial Instruments

     Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2001		2000

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$6,308	$6,308	$3,394	$3,394
Securities available for sale	22,881	22,881	15,772	15,772
Securities held to maturity	275	277	276	277
Loans held for sale	2,759	2,761	494	506
Loans, net	89,808	92,557	80,499	81,254
Federal Home Loan Bank stock	670	670	670	670
Accrued interest receivable	713	713	784	784
Financial liabilities
Deposits	(111,375)	(112,555)	(90,708)	(90,889)
Federal Home Loan Bank advances	(3,000)	(2,874)	(4,300)	(4,300)
Accrued interest payable	(220)	(220)	(234)	(234)
Federal funds purchased	—	—	(2,600)	(2,600)
Other borrowings	(5,991)	(5,991)	(1,750)	(1,750)

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

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 15 — Continued

loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

NOTE 16 — Parent Company Only Condensed Financial Information

     Condensed financial information of First Shares Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000

ASSETS
Cash and cash equivalents	$25	$176
Investment in banking subsidiary	9,013	8,168
Other assets	5	5

Total assets	$9,043	$8,349

LIABILITIES AND EQUITY
Note payable	$1,780	$1,750
Shareholders’ equity	7,263	6,599

Total liabilities and shareholders’ equity	$9,043	$8,349

CONDENSED STATEMENTS OF OPERATIONS
December 31, 2001, 2000 and 1999

	2001	2000	1999

Dividends from banking subsidiaries	$—	$100	$89
Interest expense on other borrowings	113	82	—
Other income	3	—	2
Other expense	71	33	(25)

Income (loss) before income tax and undistributed subsidiary income	(181)	(15)	66
Income tax expense (benefit)	—	—	—
Equity in undistributed subsidiary income	873	(843)	(675)

Net income (loss)	$692	$(858)	$(609)

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000
(Dollar amounts in thousands, except per share data)

NOTE 16 — Continued

CONDENSED STATEMENTS OF CASH FLOWS
December 31, 2001, 2000 and 1999

	2001	2000	1999

Cash flows from operating activities
Net income/(loss)	$692	$(858)	$(609)
Adjustments:
Stock option compensation expense	—	—	9
Equity in undistributed subsidiary income	(873)	843	675
Change in other assets	—	53	(19)
Change in other liabilities	—	(64)	33

Net cash from operating activities	(181)	(26)	89
Cash flows from financing activities
Contribution to subsidiary	—	(4,275)	(1,000)
Draws on note payable	30	1,750	—
Issuance of common stock	—	2,690	997
Net purchase/reissue of treasury stock	—	—	(23)
Dividends paid	—	—	(89)

Net cash from financing activities	30	165	(115)

Net change in cash and cash equivalents	(151)	139	(26)
Beginning cash and cash equivalents	176	37	63

Ending cash and cash equivalents	$25	$176	$37

NOTE 17 — Proposed Public Offering

     During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company is seeking to raise a minimum of $2,500 (and a maximum of $5,000) through the sale of the securities. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The Stock Purchase Contracts require a purchaser to buy common shares of the Company at $10 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. The offering is being made on a “best efforts” basis.