Form 10KSB, Exhibit 13
period 2002-12-31
FIRST SHARES BANCORP INC
filed 2003-03-28
CIK 1107257

Exhibit 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our selected financial information and the related notes presented elsewhere in this report, as well as our historical financial statements which appear in this report.

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

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

Net Income

During 2002, we focused on earnings, continuing to grow total loans and deposits, and increasing our market share as outlined in our strategic plan. As part of this plan, 2002 was a record profitable year as lower interest rates contributed to a widening of our net interest margin and non-interest income increased. The year 2001 was a turning point as we reported net income following losses in 2000 and 1999. Losses in those years resulted from our expenditures to build an appropriate infrastructure. The focus on earnings during 2002 resulted in net income of $1.3 million or $.84 per basic share for 2002 compared to $692,000 or $.44 per basic share for 2001. A net loss of $858,000 or $.72 per share for 2000 was recorded. Having attained most of our goals for 2002, the focus for 2003 and beyond will be a continuation of improved earnings and market share growth through exceptional customer service.

Return on average assets (ROA) for 2002, 2001, and 2000 was .93%, .58%, and (.94)% while return on average equity (ROE) was 16.85%, 9.99%, and (17.83)% for those same periods.

Net Interest Income

Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2002, net interest income totaled $5.4 million compared to $4.4 million in 2001, an increase $1.0 million or 25.0%. This increase was driven primarily by the increase in earning assets (most notably loans) as we increased our market share in existing markets. Net interest income also increased from 2000 to 2001, by $1.1 million or 33.7%, as earning assets also experienced growth.

Interest income for 2002 totaled $9.2 million, compared to $9.2 million for 2001, an increase of $70,000 or .76%. While the slight increase in 2002 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $32.9 million in 2002, up by $10.2 million from 2001’s $22.7 million level, an increase of 44.7%. The average loan balance growth was higher, increasing from $88.9 million in 2001 to $101.4 million in 2002, representing a 14.1% increase. The increased volume of earning assets has been the dominant factor for growth in interest income. Average yields, on a fully tax equivalent basis, negatively influenced interest income, declining from 8.23% for 2001 to 6.91% for 2002. During 2002, the Federal Reserve Bank cut interest rates several times, resulting in falling rates on the loan portfolio as loans repriced or customers refinanced loans at market rates.

Interest expense declined from 2001 to 2002, decreasing by $1.0 million or 21.1%. The decrease was primarily rate driven, with average deposits increasing, in all categories, by a total of $13.5 million, or 14.3%, during 2002. Time deposits increased the most, with the average balance rising by $9.4 million. With the declining interest rate environment of 2002, the average cost of deposits decreased from 4.73% in 2001 to 2.97% in 2002. Borrowed funds were utilized during 2002 to support growth. An increase of $250,000 in interest expense was realized during 2002 compared to 2001 from these other funding sources included the issuance of mandatory convertible debentures. The average cost of all interest bearing liabilities decreased from 4.75% in 2001 to 3.1% in 2002.

Interest income totaled $9.2 million for 2001, up $1.6 million or 20.6% compared to 2000. Average earning assets increased $27.3 million or 32.4% during this period, with the loan portfolio primarily contributing to the increase. The yield on interest earning assets decreased to 8.23% in 2001 from 9.04% in 2000.

Interest expense increased $469,000 or 10.8%, as average deposit balances increased $23.2 million or 32.7%. Growth occurred in all deposit categories, but was led by increases in time deposits. The total cost of all interest bearing liabilities decreased, from 5.66% in 2000 to 4.75% in 2001, as interest rates declined.

The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2002, 2001, and 2000.

Average Balance Sheets and Interest Rates

ASSETS

	Years ended December 31,

	2002			2001			2000

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in Thousands)
Interest earning assets
Securities
Taxable	$28,848	$1,553	5.38%	$20,323	$1,313	6.46%	$16,342	$1,105	6.76%
Non-taxable (1)	2,584	165	6.39	883	62	7.02	1,090	77	7.06
Federal funds sold	1,473	25	1.70	1,231	48	3.90	855	51	5.96
Interest bearing balances With banks	32	—	0.00	123	7	5.69	554	36	6.50
Unrealized gain/loss on AFS securities	(35)	—	0.00	182	—	0.00	(285)	—	0.00

Total securities	32,902	1,743	5.30	22,742	1,430	6.29	18,556	1,269	6.84
Loans
Commercial	26,163	1,817	6.94	19,803	1,684	8.50	12,494	1,409	11.28
Real estate	49,356	3,674	7.44	44,766	3,978	8.89	33,886	3,221	9.51
Installment and other Consumer	25,930	2,056	7.93	24,305	2,093	8.61	19,383	1,723	8.89

Total loans	101,449	7,547	7.44	88,874	7,755	8.73	65,763	6,353	9.66

Total earning assets	$134,351	$9,290	6.91%	$111,616	$9,185	8.23%	$84,319	$7,622	9.04%

Noninterest earning assets
Allowance for loan losses	(1,228)			(1,009)			(733)
Premises and equipment	2,060			1,941			1,928
Cash and due from banks	4,393			3,797			2,733
Accrued interest and other Assets	3,892			3,410			2,725

Total assets	$143,468			$119,755			$90,972

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Years ended December 31,

	2002			2001			2000

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in Thousands)
Interest-bearing liabilities
Deposits
Interest-bearing demand deposits	$28,073	$378	1.35%	$26,006	$800	3.08%	$18,717	$920	4.92%
Savings deposits	7,599	91	1.20	5,565	104	1.87	5,136	111	2.16
Time deposits	71,955	2,724	3.79	62,540	3,552	5.68	47,090	2,905	6.17

Total interest-bearing Deposits	107,627	3,193	2.97	94,111	4,456	4.73	70,943	3,936	5.55
Borrowed funds
FHLB advances	3,464	155	4.47	4,129	204	4.94	4,047	266	6.57
Repurchase agreements	4,840	47	0.97	737	9	1.22	—	—	0.00
Federal funds purchase	606	11	1.82	382	22	5.76	732	51	6.97
Notes payable	1,715	73	4.26	1, 755	113	6.44	875	82	9.37
Debentures	3,461	312	9.01	—	—	0.00	—	—	0.00

Total borrowed funds	14,086	598	4.25	7,003	348	4.97	5,654	399	7.06

Total interest-bearing Liabilities	$121,713	$3,791	3.11%	$101,114	$4,804	4.75%	$76,597	$4,335	5.66%

Noninterest-bearing liabilities
Noninterest-bearing demand Deposits	13,385			11,128			9,373
Accrued interest and other Liabilities	451			588			191
Shareholders’ equity	7,919			6,925			4,811

Total liabilities and Shareholders’ equity	$143,468			$119,755			$90,972

Interest margin recap
Net interest income and interest rate spread		$5,499	3.80%		$4,381	3.48%		$3,287	3.38%

Net interest margin			4.09%			3.93%			3.90%

(1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

	Volume/Rate Analysis

	2002-2001			2001-2000

		Change	Change		Change	Change
	Total	Due To	Due To	Total	Due To	Due To
	Change	Volume	Rate	Change	Volume	Rate

	(Dollars in thousands)
INTEREST INCOME
Loans	$(208)	$1,018	$(1,226)	$1,402	$2,063	$(661)
Securities
Taxable	240	485	(245)	208	259	(51)
Tax-exempt	103	109	(6)	(15)	(15)	—
Interest-bearing balances with banks	(7)	(7)	—	(29)	(25)	(4)
Federal funds sold	(23)	8	(31)	(3)	18	(21)

Total interest income	$105	$1,613	$(1,508)	$1,563	$2,300	$(737)

INTEREST EXPENSE
Interest-bearing DDAs	$(422)	$59	$(481)	$(120)	$290	$(410)
Savings deposits	(13)	31	(44)	(7)	9	(16)
Time deposits	(828)	479	(1,307)	647	892	(245)
FHLB Advances	(49)	(31)	(18)	(62)	5	(67)
Federal funds purchased	38	—	38	9	9	—
Repurchase agreements	(11)	—	(11)	(29)	—	(29)
Notes payable	(40)	—	(40)	31	—	31
Debentures	312	312	—	—	—	—

Total interest expense	$(1,013)	$850	$(1,863)	$469	$1,205	$(736)

Net Interest income	$1,118	$763	$355	$1,094	$1,095	$(1)

The effect of the cost of liabilities declining faster than the yield on earning assets was a widening of the net interest margin. Net interest income, on a tax equivalent basis, for 2002 was $5.5 million, 25.0% higher than in 2001. Net interest income increased $1.1 million or 33.3% from 2000 to 2001. The net interest margin, on a tax equivalent basis for 2002, 2001, and 2000 was 4.09%, 3.93%, and 3.90%. During 2000, average noninterest bearing liabilities and equity supported 15.8% of average total assets, compared to 15.6% and 15.2% in 2001 and 2002. Average time deposits comprised 66.9% of total average deposits in 2002, compared to 66.5% and 66.4% in 2001 and 2000, respectively. Interest expense on borrowed funds, including FHLB advances, repurchase agreements, federal funds purchased, notes payable, and debentures declined slightly in 2002 due to the declining variable rates attached to these funding sources. The cost of borrowed funds also declined from 2000 to 2001, due to the lower interest rate environment as these funds were required to support growth.

Provision for Loan Losses and Asset Quality

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb probable losses incurred in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance. This evaluation considers the results of loan review findings, an evaluation of known problem loans, results of regulatory examinations and historical charge-off levels.

The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

Analysis of Allowance for Loan Losses

	For years ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of year	$1,148	$910	$549
Loans charged-off
Commercial	(104)	(9)	—
Real estate-commercial	(31)	(49)	—
Real estate-residential	(28)	(33)	(4)
Consumer	(74)	(76)	(135)

Total charge-offs	(237)	(167)	(139)

Charge-offs recovered
Commercial	—	—	23
Real estate-commercial	1	1	—
Real estate-residential	7	14	2
Consumer	19	59	58

Total recoveries	27	74	83

Net loans charged-off	(210)	(93)	(56)
Current year provision	448	331	417

Balance at end of year	$1,386	$1,148	$910

Loans at year end, including held for sale	$117,607	$93,715	$81,903
Ratio of allowance to loans at year end	1.18%	1.22%	1.11%
Average loans	$101,449	$88,874	$65,763
Ratio of net loans charged-off to average loans	0.21%	0.10%	0.09%

Allocation of Allowance for Loan Losses

	December 31,

	2002	2001	2000

	(Dollars in thousands)
Commercial	$642	$510	$317
Real estate-residential	122	110	42
Consumer	537	498	525
Unallocated	85	30	26

Total	$1,386	$1,148	$910

The provision for loan losses was $448,000, $331,000, and $417,000 for 2002, 2001, and 2000, respectively. Total charge-offs in 2002, 2001 and 2000 were relatively consistent as a percentage of average loan balances. The provision for all three years and related increase in the allowance are indicative of the loan growth realized during all three years. Over the past few years, there has also been a change in the risk complexion of the portfolio as we have increased our commercial, commercial real estate, and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

The allowance for loan losses at year end 2002 was $1.4 million, or 1.18% of total loans, compared to $1.1 million, or 1.22% of total loans, at year end 2001 and $910,000 or 1.11% at year end 2000.

We maintain the reserve at a level believed appropriate based on our ongoing analysis of the risk in the portfolio. Individual loans identified as problems are analyzed and portions of the allowance allocated to those loans, as needed. Portions of the allowance are also allocated to pools of loans, primarily consumer and residential real estate loans, based upon our historical charge-off levels, judgmentally adjusted by us in consideration of growth, trends in delinquent and non-performing loans, the local economy and other factors.

Non-performing loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

The table below sets forth a summary of non-performing loans.

Nonperforming Assets

	December 31,

	2002	2001	2000

	(Dollars in thousands)
Principal balance
Nonaccrual	$254	$312	$93
90 days or more past due	1	—	26

Total nonperforming loans	$255	$312	$119

Nonperforming loans as a percent of loans	0.22%	0.33%	0.15%
Other real estate owned	$—	$39	$—
OREO as a percent of loans	—%	0.04%	0.00%
Allowance as a percent of nonperforming loans	543.53%	367.95%	764.71%

Non-performing loans reflect a slight decrease over the past year, declining from $312,000 at year-end 2001 to $255,000 at December 31, 2002, or from .33% of total loans in 2001 to .22% of total loans in 2002. While the dollar amount of non-performing loans remained relatively stable, it has declined as a percent of the total portfolio.

Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $213,000, $211,000, and $0 for 2002, 2001, and 2000, respectively.

We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, we may have a significant degree of concern about the borrowers’ ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

At December 31, 2002, there were loans totaling $2.1 million graded substandard, doubtful or loss included on the watch list. This compares to $1.4 million graded substandard or doubtful at December 31, 2001. Of the watch list credits, $648,000 and $246,000 were classified as impaired at the year-end 2002 and 2001, respectively.

Noninterest Income and Expense

The table below sets forth an analysis of changes in noninterest income and expense.

Noninterest Income and Expense

		Percent change		Percent change
	2002	from 2001	2001	from 2000	2000

	(Dollars in Thousands)
Noninterest Income
Service charges on deposit accounts	$402	26.81%	$317	69.52%	$187
Mortgage banking activities	881	95.34	451	215.38	143
Increase in cash surrender value of insurance	149	27.35	117	25.81	93
Net gain on sale of securities	222	252.38	63	—	—
Other	203	31.82	154	85.54	83

Total noninterest income	$1,857	68.51%	$1,102	117.79%	$506

Noninterest Expense
Salaries and employee benefits	$3,168	23.80%	$2,559	9.64%	$2,334
Occupancy	454	27.89	355	(1.93)	362
Equipment and data processing	426	12.70	378	(1.56)	384
Advertising	113	(29.89)	87	(30.40)	125
Telephone	137	17.09	117	(4.88)	123
Other	1,137	20.57	943	7.16	880

Total noninterest expense	$5,435	22.44%	$4,439	5.49%	$4,208

Noninterest income increased $755,000, or 68.5% to $1.9 million for 2002 compared to $1.1 million in 2001. The increase is partially attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 26.8%. Mortgage banking activities generated $881,000 in noninterest income in 2002 compared to $451,000 in 2001. This is the result of increased volume due to lower interest rates. With the strong mortgage banking activity, we have relocated our mortgage banking division from our main office to a new facility in Greenwood. We entered into this lease in January 2002. This move was necessary to accommodate the expansion of this department, as the number of employees in this area has expanded. A net gain on the sale of securities also contributed significantly to the increase in noninterest income. The net gain on sale of securities was $222,000 for 2002 compared to $63,000 for 2001. Cash surrender value earnings on life insurance investments increased $32,000.

Noninterest income also rose from 2000 to 2001, increasing by $596,000 or 117.8%. Gains from mortgage banking activity provided a substantial portion of the increase. Increases in service charges due to higher number of deposit and increases in earnings on cash surrender value also contributed to the increase.

An additional branch was opened in Bargersville in January 2000. During 2002, our mortgage office was relocated from the Madison Avenue branch to a new location in Greenwood. A new branch in Franklin was also opened during third quarter of 2002. With the expansion in the branch network, the number of employees increased from 61 in 2000 to 70 in 2001 to 85 in 2002. Salary and employee benefits expense followed suit, increasing from $2.3 million in 2000 to $2.6 million in 2001, an increase of 9.6%. Salary expense increased $609,000 or 23.8% from 2001 to 2002.

Occupancy and equipment expenses increased during 2002 in connection with the additional branches that were added. Occupancy and equipment expense was $880,000 for 2002 compared to $733,000 in 2001, an increase of $147,000 or 20.1%. Advertising expense increased from $87,000 in 2001 to $113,000 in 2002 or 29.9% representing approximately 2% of noninterest expense in each period. We expect to maintain current expenditure levels in the future, as near term growth goals have been obtained and as our past marketing efforts have effectively established our institution in the market place.

In 2001, as compared to 2000, total noninterest expense increased $231,000 or 5.5%. This modest increase resulted primarily from annual salary increases and related employee benefits increases. Advertising expense declined from $125,000 in 2000 to $87,000 in 2001, as we focused on earnings and curtailed advertising expenses having effectively established our identity in the marketplace through our past advertising efforts.

Income Taxes

During 2002, we utilized the remaining balance, approximately $599,000, of a net operating loss carryforward. A tax benefit of $125,000 was recorded during the second quarter of 2002. The benefit represented the elimination of the reserve on deferred tax assets. With the full utilization of the loss carryforward, we began recording tax expense in the third quarter. While 2001 was a profitable year, we did not recognize tax expenses as tax net operating losses generated in 1999 and 2000 offset tax expense. No benefit was recognized for 2001 or 2000.

Financial Condition at December 31, 2002

Total assets were $155.3 million at year-end 2002 compared to $128.1 million at year-end 2001, an increase of $27.2 million or 21.2%. The increase in total assets was driven by growth in the loan portfolio, with net loans increasing $19.9 million during this period. Increased loan totals were funded by increased deposits and borrowings.

During July 2002, we completed a $5.0 million offering of redeemable subordinated debentures and mandatory stock purchase contracts. The debentures are unsecured and subordinated, have a remaining term of approximately 8.5 years, and accrue interest at 8% per annum payable quarterly in arrears. The debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The stock purchase contracts require a purchaser to buy common shares of the Company at $6.67 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The stock purchase contracts will be cancelled in the event the debentures are redeemed. Proceeds of $3.0 million were contributed to the Bank to support growth.

During 2001, we moved our Nashville branch into a permanent facility leased from Frank A. Rogers, chairman of our board.

Securities

The following table sets forth information about securities.

Securities Maturity Schedule

	At December 31, 2002

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance

	(Dollars in thousands)
Available-For-Sale
U.S. government & agencies	$—	—%	$1,073	5.75%	$1,850	4.96%	$2,272	5.96%	$5,195
States & political subdivisions (1)	12	9.09	298	6.30	1,553	6.30	6,029	6.86	7,892
Other securities	—	—	1,020	7.23	539	7.72	5,283	7.72	6,842
Mortgage backed securities	—	—	1,592	5.56	1,617	6.28	3,672	6.30	6,881

Total available for sale	$12		$3,983		$5,559		$17,256		$26,810

(1)	Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

Securities are primarily designated as available for sale. To provide more flexibility, held to maturity securities have been allowed to mature and pay-off, with all security purchases since 1999 classified as available for sale. The securities portfolio composition changed from being largely comprised of U.S. Treasury and government agency securities to state and political subdivisions as we became subject to tax during 2002.

In addition to securities of the U.S. Government and its agencies, we had concentrations in two corporate securities that exceeded 10% of shareholder’s equity at December 31, 2002. The obligors were Regional Diversified Funding with a cost of $1.4 million and a fair value of $1.3 million and Ford Motor Credit, with a cost of $1.0 million and fair value of $984,000.

Loans

The following table sets forth information about the loan portfolio

Loan Portfolio

	December 31, 2002		December 31, 2001

	Balance	Percent	Balance	Percent

		(Dollars in thousands)
Loan Portfolio Composition (including loans held for sale)
Commercial	$25,461	21.6%	$19,606	20.9%
Commercial real estate	15,797	13.4	12,725	13.6
Residential real estate	32,897	28.0	27,296	29.1
Construction	15,595	13.3	10,292	11.0
Consumer	27,857	23.7	23,796	25.4

	$117,607	100.0%	$93,715	100.0%

	Loan Maturities at December 31, 2002

	1 Year	1 — 5	Over 5
	and Less	Years	Years	Total

	(Dollars in Thousands)
Commercial	$16,845	$7,978	$638	$25,461
Commercial real estate	5,456	7,314	3,027	15,797
Real estate-residential	17,132	5,424	10,341	32,897
Construction	13,366	1,858	371	15,595
Consumer	1,804	15,443	10,610	27,857

Total loans	$54,603	$38,017	$24,987	$117,607

	Sensitivity to Changes in Interest Rates at December 31, 2002

	1 Year	Over
	and Less	1 Year	Total

	(Dollars in Thousands)
Fixed rates	$7,768	$44,831	$52,599
Variable rates	49,827	15,181	65,008

Total loans	$57,595	$60,012	$117,607

Total loans, including loans held for sale, increased $23.9 million or 25.5% from year-end 2001 to year-end 2002 as we continued to increase market share in existing markets, principally in the Johnson County area. Loan growth occurred in all categories.

Commercial loans, including commercial real estate grew by 27.6% or $8.9 million from 2001 to 2002 and comprised 35.0% of our portfolio at December 31, 2002. Growth in this segment was attributed to our continued focus in the communities we serve, which includes the Greenwood area. Residential mortgages increased $5.6 million or 20.5% to $32.9 million. Included in residential real estate loans are loans held for sale totaling $6.5 million at December 31, 2002. Contributing to this growth was refinancing markets from the continued low interest rate environment of 2002. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 28.0%. Nonetheless, our portfolio remains largely secured by real estate, with residential, commercial and construction real estate loans comprising 54.7% of the portfolio at year end 2002.

Consumer loans experienced growth, increasing $4.1 million from 2001 to 2002. Total consumer loans were $27.9 million and comprised 23.7% of the portfolio at year-end 2002. A strong indirect lending program was the main factor spurring this growth, as we maintain relationships with several local auto and recreational vehicle dealers. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

While we have achieved double-digit loan growth, we have continued to focus on asset quality. This is evidenced by a modest increase in our net charge-offs and non-performing loans. While we have experienced a modest increase in net charge-offs and non-performing loans, our watch list loans, as a percentage of average loan balances, has declined. Watch list loans to average loan balances at December 31, 2002 were 1.57% compared to 1.82% at year-end 2001.

Deposits

Year-end total deposits increased $11.7 million or 10.5%, from 2001 to 2002, with growth again by further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits increased to $15.8 million from $11.3 million. At December 31, 2002, $28.4 million or 40.6% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $34.8 million in 2002 and $26.6 million in 2001, representing 48.4% and 42.6% of total average time deposits in each period.

The following table sets forth more information about deposits.

Maturity Ranges of Time Deposits with Balances of $100,000 or More at December 31, 2002

(In thousands)
3 months or less	$8,597
3 through 6 months	7,919
6 through 12 months	5,392
Over 12 months	6,495

Total	$28,403

Capital

Our subsidiary, First Bank, is subject to various regulatory capital guidelines as required by federal banking agencies. With consolidated assets exceeding $150 million at year—end 2002, First Shares is also subject to regulatory capital guidelines. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

Tier 1 capital consists of shareholders’ equity net of intangible assets and excluding unrealized gains and losses on securities available or sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk weighted assets. Additionally, the mandatory convertible debentures are considered tier 2 capital. Total capital is the sum of Tier 1 and Tier 2 capital.

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

At December 31, 2002, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

The following table sets forth our actual capital amounts and ratios.

Capital Ratios

	Bank

	December 31,

	2002	2001	2000

	(Dollars in thousands)
Tier 1 capital
Shareholders’ equity	$13,567	$9,014	$8,168
Add/less: Unrealized loss/gain on securities	40	5	(23)
Less: intangible assets	(75)	(119)	(163)

Total Tier 1 capital	$13,532	$8,900	$7,982

Total risk-based capital
Tier 1 capital	$13,532	$8,900	$7,982
Allowable allowance for loan losses	1,386	1,148	910

Total risk-based capital	$14,918	$10,048	$8,892

Risk weighted assets	$129,399	$98,656	$87,726

Average assets	$158,807	$128,015	$101,385

Risk-based ratios
Tier 1	10.46%	9.02%	9.10%
Total risk-based capital	11.53%	10.18%	10.14%
Leverage Ratio	8.52%	6.95%	7.87%

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

Liquidity and Interest Rate Sensitivity

	At December 31, 2002

	1 to 90	91 to 365	1 to 5	Over 5
	Days	Days	Years	Years	Total

	(Dollars in thousands)
Interest earning assets
Loans	$44,373	$10,229	$38,018	$24,987	$117,607
Securities	2,749	810	8,930	14,321	26,810
Restricted stock	670	—	—	—	670

Total earning assets	$47,792	$11,039	$46,948	$39,308	$145,087

Interest bearing liabilities
Interest-bearing demand deposits	$29,224	$—	$—	$—	$29,224
Savings deposits	8,200	—	—	—	8,200
Time deposits	17,734	29,823	22,223	109	69,889
Federal funds purchase	2,245	—	—	—	2,245
Repurchase agreements	5,684	—	—	—	5,684
FHLB advances	—	5,700	1,000	2,000	8,700
Note payable	75	225	1,175	—	1,475
Debentures	—	—	—	5,000	5,000

Total interest bearing liabilities	$63,161	$35,748	$24,398	$7,109	$130,416

Rate sensitive gap	$(15,369)	$(24,709)	$22,550	$32,199	$14,671
Rate sensitive cumulative gap	$(15,369)	$(40,078)	$(17,528)	$14,671	N/A
Cumulative gap as a percentage of earning assets	(10.59)%	(27.62)%	(12.08)%	10.11%	N/A

As of December 31, 2002, our rate sensitive liabilities exceeded rate sensitive assets through the one year horizon. This would indicate that when rates increase, net interest income may decline. In order to accurately determine the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

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