Form 10KSB, Exhibit 13
period 2002-12-31
FIRST SHARES BANCORP INC
filed 2003-03-28
CIK 1107257

Exhibit 13.2

FIRST SHARES BANCORP, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

FIRST SHARES BANCORP, INC.
Greenwood, Indiana

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

FIRST SHARES BANCORP, INC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 23, 2003

1.

FIRST SHARES BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

	2002	2001

ASSETS
Cash and due from banks	$5,348	$5,227
Federal funds sold and other	—	1,081

Cash and cash equivalents	5,348	6,308
Securities available for sale	26,810	22,881
Securities held to maturity (fair value of $277 in 2001)	—	275
FHLB stock, at cost	670	670
Loans held for sale	5,778	2,759
Loans, net of allowance ($1,386 and $1,148)	110,443	89,808
Premises and equipment, net	2,057	2,072
Intangible assets, net	75	119
Cash surrender value of life insurance	2,427	2,293
Accrued interest receivable and other assets	1,704	928

	$155,312	$128,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Noninterest-bearing deposits	$15,750	$11,253
Interest-bearing deposits	107,313	100,122

Total deposits	123,063	111,375
Federal Home Loan Bank advances	8,700	3,000
Federal funds purchased	2,245	—
Repurchase agreements	5,684	4,211
Note payable	1,475	1,780
Debentures	5,000	—
Accrued interest payable and other liabilities	583	484

	146,750	120,850
Shareholders’ equity
Preferred stock, 2,000,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value: 10,000,000 shares authorized, 1,579,162 and 1,052,779 shares issued	16	11
Additional paid in capital	4,674	4,674
Retained earnings	3,912	2,583
Accumulated other comprehensive loss	(40)	(5)

	8,562	7,263

	$155,312	$128,113

See accompanying notes.

2.

FIRST SHARES BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002, 2001 and 2000
(Dollar amounts in thousands, except per share data)

	2002	2001	2000

Interest income
Loans, including related fees	$7,547	$7,755	$6,353
Taxable securities	1,553	1,313	1,105
Nontaxable securities	109	41	51
Other	25	55	87

	9,234	9,164	7,596
Interest expense
Deposits	3,193	4,456	3,936
Other	598	348	399

	3,791	4,804	4,335

Net interest income	5,443	4,360	3,261
Provision for loan losses	448	331	417

Net interest income after provision for loan losses	4,995	4,029	2,844
Noninterest income
Service charges on deposit accounts	402	317	187
Gain on sale of loans	881	451	143
Increase in cash surrender value of life insurance	149	117	93
Net gain on sale of securities	222	63	—
Other	203	154	83

	1,857	1,102	506
Noninterest expenses
Salaries and employee benefits	3,168	2,559	2,334
Occupancy	454	355	362
Equipment and data processing	426	378	384
Telephone	137	117	123
Advertising	113	87	125
Other	1,137	943	880

	5,435	4,439	4,208

Income (loss) before income taxes	1,417	692	(858)
Income tax expense	83	—	—

Net income (loss)	$1,334	$692	$(858)

Earnings/(loss) per share:
Basic	$.84	$.44	$(.72)
Diluted	.83	.43	(.72)

See accompanying notes.

3.

FIRST SHARES BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2002, 2001 and 2000
(Dollar amounts in thousands, except per share data)

				Accumulated
		Additional		Other	Total
	Common	Paid-in	Retained	Comprehensive	Shareholders'
	Stock	Capital	Earnings	Income (Loss)	Equity

Balance at January 1, 2000	$7	$1,988	$2,749	$(147)	$4,597
Comprehensive loss:
Net loss			(858)		(858)
Change in unrealized gain/(loss)				170	170

Total comprehensive loss					(688)
Proceeds from sale of stock (388,267 shares)	4	2,686			2,690

Balance at December 31, 2000	11	4,674	1,891	23	6,599
Comprehensive income:
Net income			692		692
Change in unrealized gain/(loss)				(28)	(28)

Total comprehensive income					664

Balance at December 31, 2001	11	4,674	2,583	(5)	7,263
Comprehensive income:
Net income			1,334		1,334
Change in unrealized gain/(loss)				(35)	(35)

Total comprehensive income					1,299
Shares issued in 3:2 stock split (526,383)	5		(5)		—

Balance at December 31, 2002	$16	$4,674	$3,912	$(40)	$8,562

See accompanying notes.

4.

FIRST SHARES BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000
(Dollar amounts in thousands)

	2002	2001	2000

Cash flows from operating activities
Net income (loss)	$1,334	$692	$(858)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	326	295	311
Provision for loan losses	448	331	417
Discount (accretion) and premium amortization	210	4	(3)
(Gain) loss on sale of securities	(222)	(63)	—
(Gain) loss on sale of other real estate owned	(16)	—	—
Amortization	86	44	43
Net realized loss on disposal of fixed assets	—	—	25
Changes in assets and liabilities:
Loans held for sale	(3,019)	(2,265)	107
Increase on cash surrender value of life insurance	(134)	(104)	—
Interest receivable and other assets	(259)	(40)	(425)
Interest payable and other liabilities	122	24	82

Net cash from operating activities	(1,124)	(1,082)	(301)
Cash flows from investing activities
Proceeds from maturities and paydowns of securities available for sale	18,741	17,621	12,735
Proceeds from sales of securities available for sale	25,750	6,113	5,315
Proceeds from maturities of securities held to maturity	275	—	343
Purchases of securities available for sale	(48,466)	(30,830)	(16,665)
Purchase of Federal Home Loan Bank stock	—	—	(541)
Loans made to customers net of payments received	(21,051)	(9,640)	(35,920)
Premises and equipment purchases	(311)	(276)	(731)
Purchase of life insurance	—	—	(1,751)
Proceeds from sale of other real estate	86	—	—

Net cash from investing activities	(24,976)	(17,012)	(37,215)
Cash flows from financing activities
Change in deposit accounts	11,688	20,667	27,721
Change in repurchase agreements	1,473	4,211	—
Proceeds from Federal Home Loan Bank advances	5,700	2,000	3,500
Payments on Federal Home Loan Bank advance	—	(3,300)	—
Sale of common stock	—	—	2,690
Change in federal funds purchased	2,245	(2,600)	2,600
Proceeds from debentures	5,000	—	—
Debt issuance costs	(661)	—	—
Proceeds from note payable	90	30	1,750
Payments on note payable	(395)	—	—

Net cash from financing activities	25,140	21,008	38,261

Net change in cash and cash equivalents	(960)	2,914	745
Cash and cash equivalents at beginning of year	6,308	3,394	2,649

Cash and cash equivalents at end of year	$5,348	$6,308	$3,394

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$3,726	$4,814	$4,289
Income taxes paid/(received)	171	—	(128)

See accompanying notes.

5.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the Company) and its wholly owned subsidiary, First Bank (the Bank). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from eight locations which generate commercial, mortgage and installment loans, and receives deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Company’s income is derived from commercial and retail lending activities and investments. The majority of the Bank’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

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

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Federal Home Loan Bank stock is carried at cost. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

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

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. In all cases loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and the interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

6.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Premises and Equipment: Land is carried at cost. Premises and equipment is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives, ranging from 3 to 40 years.

Intangible Assets: Intangible assets consist entirely of a core deposit intangible from a 1995 branch acquisition which is being amortized over its estimated 10 year life. The core deposit intangible has a gross carrying value of $396, with accumulated amortization totaling $321 and $277 at year end 2002 and 2001. Estimated amortization expense is $44 for 2003 and $31 for 2004.

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance: The Company has purchased a life insurance policy on a key executive. Bank owned life insurance is recorded at its cash surrender value.

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
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2002	2001	2000

Net income as reported	$1,334	$692	$(858)
Deduct: Stock-based compensation expense determined under fair value based method	(24)	(45)	(16)

Pro forma net income	1,310	647	(874)
Basic earnings per share as reported	.84	.44	(.72)
Pro forma basic earnings per share	.83	.41	(.73)
Diluted earnings per share as reported	.83	.43	(.72)
Pro forma diluted earnings per share	.81	.41	(.73)

The Pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in 2002 or 2000.

	2002	2001	2000
Risk-free interest rate	—%	5.11%	—%
Expected option life	—	7 years	—
Expected stock price volatility	—	—	—
Dividend yield	—%	—%	—%

Earnings Per Share: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options. Earnings and dividends per share, and other financial information, are restated for all stock splits and dividends through the date of issue of the financial statements. On November 6, 2002 the Company declared a three-for-two common stock split to shareholders of record as of November 20, 2002.

(Continued)

8.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

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

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represent the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact in the Company’s financial condition or results of operations.

Reclassification: Some items in the prior year financial statements were reclassified to conform to the current year presentation.

(Continued)

9.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES

The fair values of securities available for sale and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows at December 31:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

2002
U.S. Treasury and government agency securities	$5,195	$94	$(11)
Obligations of states and political subdivisions	7,892	33	(121)
Other securities	6,842	56	(111)
Mortgage backed securities	6,881	27	(33)

	$26,810	$210	$(276)

2001
U.S. Treasury and government agency securities	$12,547	$156	$(112)
Obligations of states and political subdivisions	616	—	(11)
Other securities	1,792	6	(14)
Mortgage backed securities	7,926	37	(72)

	$22,881	$199	$(209)

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity for 2001 were as follows. There were no securities classified as held to maturity at year end 2002.

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
	Value	Gains	Losses	Value

2001
Obligations of states and political subdivisions	$275	$2	$—	$277

(Continued)

10.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES (Continued)

The fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

Available for Sale
Fair
Value

Due in one year or less	$12
Due after one year through five years	2,391
Due after five years through ten years	3,942
Due after ten years	13,584
Mortgage backed securities	6,881

$26,810

Information about the sales of securities available for sale follows:

	2002	2001	2000

Proceeds	$25,750	$6,113	$5,315
Gross realized gains	230	65	1
Gross realized losses	8	2	1

Securities pledged at year-end 2002 and 2001 had a carrying value of $6,013 and $8,543 and were pledged to secure repurchase agreements.

(Continued)

11.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 3 — LOANS

Total loans are comprised of the following at December 31:

	2002	2001

Commercial	$25,461	$19,606
Commercial real estate	15,797	12,725
Residential real estate	27,119	24,537
Construction	15,595	10,292
Consumer	27,857	23,796

Subtotal	111,829	90,956
Less: allowance for loan losses	(1,386)	(1,148)

Loans, net	$110,443	$89,808

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

	2002	2001	2000

Balance, January 1	$1,148	$910	$549
Provision charged to operations	448	331	417
Loans charged off	(237)	(167)	(139)
Recoveries	27	74	83

Balance, December 31	$1,386	$1,148	$910

Impaired loans were as follows:

	2002	2001

Year-end loans with no allowance for loan losses allocated	$648	$214
Year-end loans with allowance for loan losses allocated	—	32
Amount of the allowance allocated	—	15
Average of impaired loans during the year	213	211
Interest income recognized during impairment	—	—
Cash-basis interest income recognized	—	—

(Continued)

12.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

Nonperforming loans were as follows:

	2002	2001

Loans past due over 90 days still on accrual	$1	$—
Nonaccrual loans	254	312

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 5 — PREMISES AND EQUIPMENT

Premises and equipment consists of the following at December 31:

	2002	2001

Land	$40	$26
Buildings and improvements	770	770
Leasehold improvements	598	581
Furniture and equipment	2,193	1,914

Total	3,601	3,291
Accumulated depreciation	(1,544)	(1,219)

	$2,057	$2,072

Depreciation expense was $326, $295 and $311 for 2002, 2001 and 2000.

NOTE 6 — DEPOSITS

Certificates of deposit in denominations of $100 or more totaled $28,403 and $28,861 at December 31, 2002 and 2001.

At year-end 2002, scheduled maturities of time deposits were as follows:

2003	$47,557
2004	10,668
2005	6,818
2006	1,594
2007	3,144
Thereafter	108

$69,889

Deposits from principal officers, directors, and their affiliates at year end 2002 and 2001 were $3,849 and $4,021.

(Continued)

13.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

At year-end, advances from the Federal Home Loan Bank were as follows:

Maturity Date	Interest Rate	2002	2001

June 18, 2003	1.51%	$5,700	$—
January 23, 2006	4.73%	1,000	1,000
December 27, 2010	5.30%	1,000	1,000
March 7, 2011	4.75%	1,000	1,000

		$8,700	$3,000

The June 2003 advance is a variable rate advance and may be repaid at any date prior to maturity without penalty. The remaining advances are due at maturity and may not be re-paid prior to maturity without a penalty. The advances are collateralized by first mortgage loans under a blanket lien arrangement. The required principal payments during the next five years are $5,700 in 2003, $1,000 in 2006, with the remaining balances due thereafter.

The Company maintains a note payable with a financial institution. The balance outstanding on the note at December 31, 2002 and 2001 was $1,475 and $1,780. The outstanding balance accrues interest at LIBOR plus 2.50% (the interest rate was 3.85% at December 31, 2002). The note requires monthly principal payments of $25 plus interest. Scheduled annual principal reductions over the next five years are $300 through 2004 and $875 in 2005. The note matures July 30, 2005 and is secured by Bank stock and other assets of the Company.

During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company raised $5,000 with the offering closing during the third quarter of 2002. Capitalized costs in connection with the offering totaled $661. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The stock purchase contracts require a purchaser to buy common shares of the Company at $6.67 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. Proceeds of $3,000 were contributed from the Company to the Bank to support growth. The debentures qualify as part of total capital for the Company’s regulatory capital requirements.

(Continued)

14.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 8 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements that mature daily. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2002	2001

Average daily balance during the year	$4,840	$737
Average interest rate during the year	.98%	1.13%
Maximum month-end balance during the year	$6,051	$5,837
Weighted average interest rate at year-end	.31%	.75%

NOTE 9 — EMPLOYMENT BENEFIT PLANS

The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of an employee’s compensation, and employer discretionary contributions. The Bank’s contributions to the Plan become 20% vested after each year of service, and are fully vested after 5 years. Total 401(k) contributions charged to expense were $49, $43 and $47 in 2002, 2001 and 2000.

The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $196 and $161 at December 31, 2002 and 2001. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $496 and $456 at December 31, 2002 and 2001.

(Continued)

15.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 10 — INCOME TAXES

Income tax expense/(benefit) consists of the following:

	2002	2001	2000

Current payable/(receivable)	$335	$—	$—
Deferred income tax	152	208	(418)
Change in valuation allowance	(404)	(208)	418

Income tax expense/(benefit)	$83	$—	$—

The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

	2002	2001	2000

Statutory rate applied to income/(loss) before income taxes	$482	$235	$(292)
Add (deduct)
Tax-exempt interest income, net	(33)	(12)	(14)
Life insurance	(46)	(40)	(27)
Other	84	27	(85)
Valuation Allowance	(404)	(210)	418

Total income tax expense/(benefit)	$83	$—	$—

Deferred tax assets and liabilities as of December 31, 2002 and 2001 are comprised of the following components:

	2002	2001

Deferred tax assets:
Allowance for loan losses	$422	$370
Core deposit	57	53
Net unrealized loss on securities available for sale	26	4
Net operating loss carryforward	—	253
Deferred compensation	76	63
Other	71	27

Total deferred tax assets	$652	$770

(Continued)

16.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 10 — INCOME TAXES (Continued)

	2002	2001

Deferred tax liabilities:
Depreciation	(269)	(194)
Accrual to cash	(105)	(168)
Net unrealized gain on securities available for sale	—	—

Total deferred liabilities	(374)	(362)
Valuation allowance	—	(404)

Net deferred tax asset/(liability)	$278	$4

NOTE 11 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 2002 and 2001, unused lines of credit and standby letters of credit totaled $16,391 and $9,441. Interest rates on these commitments are primarily variable. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At year-end 2002 and 2001, reserves of $484 and $317 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

The Bank leases branch facilities under operating leases expiring in various years through 2006. Expense for leased premises was $218, $139 and $124 for 2002, 2001 and 2000.

During 2001, the Bank entered into a lease agreement with a director for a branch facility. The lease terms require annual payments of $56, with the lease expiring 2006. Amounts paid to related parties under this lease total $56 for 2002.

(Continued)

17.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 11 — COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments are as follows:

2003	$198
2004	183
2005	124
2006	113
2007	4

$618

During 1999 the company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2002 or 2001 under these agreements.

NOTE 12 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank and, beginning in 2002, the Company are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. As of December 31, 2002 and 2001 the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action.

The Company has passed a resolution not to declare or pay dividends; incur any debt; or purchase or redeem any treasury stock without obtaining prior written consent of its regulatory agencies.

(Continued)

18.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 12 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

	2002

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk weighted assets)
Consolidated	$14,913	11.48%	$10,392	8.00%	$12,991	10.00%
Bank	14,918	11.53	10,352	8.00	12,940	10.00
Tier 1 capital (to risk weighted assets)
Consolidated	$8,527	6.56%	$5,196	4.00%	$7,794	6.00%
Bank	13,532	10.46	5,176	4.00	7,764	6.00
Tier 1 capital (to average assets)
Consolidated	$8,527	5.34%	$6,387	4.00%	$7,984	5.00%
Bank	13,532	8.52	6,349	4.00	7,937	5.00

	2001

					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Bank:
Total capital (to risk weighted assets)	$10,048	10.18%	$7,892	8.00%	$9,866	10.00%
Tier 1 capital (to risk weighted assets)	$8,900	9.02%	$3,946	4.00%	$5,919	6.00%
Tier 1 capital (to average assets)	$8,900	6.95%	$5,121	4.00%	$6,401	5.00%

(Continued)

19.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 13 — STOCK OPTIONS

The Company has established two separate stock option plans, the 1996 plan and the 1999 plan, which provide for the issue of up to 211,500 total options. The 1996 plan has expired and no further options may be granted under that plan. At grant date, 25% of the options granted to employees are available for immediate exercise with the balance vesting at 25% per year over the next three years. Options granted to directors are fully vested at grant date. The options expire either five or seven years from the grant date.

A summary of the activity in the plan is as follows.

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise

	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	159,000	$4.99	108,000	$5.31	162,000	$5.03
Granted	—	—	55,500	4.34	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	(4,500)	4.45	(54,000)	4.45

Outstanding at end of year	159,000	$4.99	159,000	$4.99	108,000	$5.31

Weighted average fair value per option granted during the year	$—		$1.30		$—

Options outstanding at year-end 2002 were as follows.

	Outstanding		Exercisable

		Weighted Average		Weighted
		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price

$4.45	13,500	.9 years	13,500	$4.45
$5.49	90,000	1.4 years	90,000	5.49
$4.34	55,500	5.3 years	43,500	4.34

Outstanding at year end	159,000	2.7 years	147,000	5.05

(Continued)

20.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 14 — EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used to compute earnings per share is presented below:

	2002	2001	2000

Basic earnings (loss) per share
Net income (loss)	$1,334	$692	$(858)

Weighted average shares outstanding	1,579,162	1,579,162	1,190,734

Basic earnings (loss) per share	$0.84	$.44	$(.72)

Diluted
Net income (loss)	$1,334	$692	$(858)

Weighted average common shares outstanding for basic earnings per common share	1,579,162	1,579,162	1,190,734
Add: Dilutive effects of assumed exercises of stock options	35,769	13,591	—

Average shares and dilutive potential common shares	1,614,931	1,592,753	1,190,734

Diluted earnings (loss) per common share	$.83	$.43	$(.72)

Stock options for 0, 90,000 and 108,000 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001 and 2000 because they were antidilutive.

NOTE 15 — OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2002	2001	2000

Unrealized holding gains (losses) on securities available-for-sale	$165	$15	$281
Reclassification adjustments for gains and losses later recognized in income	(222)	(63)	—

Net unrealized gains (losses)	(57)	(48)	281
Tax effect	22	20	(111)

Other comprehensive income (loss)	$(35)	$(28)	$170

(Continued)

21.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$5,348	$5,348	$6,308	$6,308
Securities available for sale	26,810	26,810	22,881	22,881
Securities held to maturity	—	—	275	277
Loans held for sale	6,530	6,564	2,759	2,761
Loans, net	109,691	111,712	89,808	92,557
Federal Home Loan Bank stock	670	670	670	670
Accrued interest receivable	799	799	713	713
Financial liabilities
Deposits	(123,063)	(124,456)	(111,375)	(112,555)
Federal Home Loan Bank advances	(8,700)	(8,840)	(3,000)	(2,874)
Accrued interest payable	(285)	(285)	(220)	(220)
Federal funds purchased	(2,245)	(2,245)	—	—
Other borrowings	(12,159)	(12,600)	(5,991)	(5,991)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, and are not considered significant.

(Continued)

22.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Shares Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

ASSETS
Cash and cash equivalents	$565	$25
Investment in banking subsidiary	13,568	9,013
Securities available for sale	362	—
Other assets	627	5

Total assets	$15,122	$9,043

LIABILITIES AND EQUITY
Note payable	$1,475	$1,780
Debentures	5,000	—
Other liabilities	85	—
Shareholders’ equity	8,562	7,263

Total liabilities and shareholders’ equity	$15,122	$9,043

CONDENSED STATEMENTS OF OPERATIONS
December 31, 2002, 2001 and 2000

	2002	2001	2000

Dividends from banking subsidiaries	$—	$—	$100
Interest income on securities	5	—	—
Interest expense on borrowings	385	113	82
Other income	—	3	—
Other expense	105	71	33

Income (loss) before income tax and undistributed subsidiary income	(485)	(181)	(15)
Equity in undistributed subsidiary income	1,589	873	(843)

Income (loss) before taxes	1,104	692	(858)
Income tax expense (benefit)	(230)	—	—

Net income (loss) after taxes	$1,334	$692	$(858)

(Continued)

23.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Dollar amounts in thousands, except per share data)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities
Net income/(loss)	$1,334	$692	$(858)
Adjustments:
Equity in undistributed subsidiary income	(1,589)	(873)	843
Amortization	43	—	—
Changes in other assets and liabilities
Interest receivable and other assets	(3)	—	53
Interest payable and other liabilities	84	—	(64)

Net cash from operating activities	(131)	(181)	(26)
Cash flows from investing activities
Contribution to subsidiary	(3,000)	—	(4,275)
Purchases of securities available for sale	(363)	—	—

	(3,363)	—	(4,275)
Cash flows from financing activities
Draws on note payable	90	30	1,750
Payments on note payable	(395)	—	—
Issuance of debentures	5,000	—	—
Debt issuance costs	(661)	—	—
Issuance of common stock	—	—	2,690

Net cash from financing activities	4,034	30	4,440

Net change in cash and cash equivalents	540	(151)	139
Beginning cash and cash equivalents	25	176	37

Ending cash and cash equivalents	$565	$25	$176

24.