Form 10KSB, Exhibit 13
period 2003-12-31
FIRST SHARES BANCORP INC
filed 2004-03-30
CIK 1107257

Exhibit 13.1

FIRST SHARES BANCORP, INC.
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

Overview

First Shares Bancorp, Inc., an Indiana corporation formed in 1991, is a bank holding company that owns all of the common shares of First Bank, an Indiana-chartered bank with deposit accounts insured by the FDIC. After years of slow growth, we implemented an aggressive new growth strategy in 1999 with the goal of capturing a significant portion of the market for banking services in the Central Indiana counties, south of Indianapolis. To help fund our growth, we conducted an initial public offering of our common shares in 2000, raising net proceeds of approximately $2.7 million, and an offering in 2002 of redeemable subordinated debentures and mandatory stock purchase contracts, raising net proceeds of approximately 4.7 million.

On March 10, 2004, First Shares Bancorp signed a definitive agreement to merge into Lincoln Bancorp, headquartered in Plainfield, Indiana. Our subsidiary bank, First Bank, will also be merged into Lincoln Bancorp’s subsidiary, Lincoln Bank. Under the terms of the agreement, shareholders of First Shares would have the right to elect to receive either .75 shares of Lincoln common stock or $14.80 in cash for each share of First Shares common stock owned by them. However, 50% of the aggregate consideration must be paid in shares of Lincoln Bancorp stock, and there may be pro rata allocations of cash or stock made to shareholders to ensure that this requirement is satisfied. The merger is subject to approval by the shareholders of Lincoln Bancorp and First Shares as well as regulatory authorities and other customary conditions for transactions of this nature. We expect the merger to close in the third quarter of 2004. In March 2004 we also announced that First Shares Bancorp would redeem its outstanding 8% redeemable subordinated debentures and cancel the associated equity contracts, effective May 7, 2004. See “ — Financial Condition” for additional information.

We offer a broad range of commercial banking products and services to small and medium-sized businesses and retail customers from our eight locations in Central Indiana. Our products include commercial, consumer and real estate loans, credit cards, a broad range of deposit products and other non-deposit banking services.

Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments and interest paid on deposits and other borrowings. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. The cost of funds varies with the amount of funds necessary to support total assets, the rates paid to attract and hold deposits, the rates paid on borrowed funds, and the levels of interest-free funds.

Our success is significantly dependent on our ability to manage interest rate risk, which is defined as the exposure of net interest income, net earnings, and equity to changes in interest rates. We manage risk from changes in market interest rates, in part, by controlling the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

Net income is also affected by the provision for loan losses. Making loans is an essential element of our business, and there is a risk that loans will not be repaid. The risk of loss on a loan is affected by a number of factors, including the duration of the loan, credit risks of a particular borrower, changes in economic or industry conditions, and in the case of a collateralized loan, uncertainties about the future value of the collateral. A further economic downturn could contribute to the deterioration in the quality of the loan portfolio. Loans made up approximately 76% of First Bank’s assets at December 31, 2003. If a further economic downturn occurs in the economy as a whole, or in Indiana where First Bank has the majority of its loans, borrowers may be unable to repay their loans as scheduled and the value of real estate or other collateral that may secure the loans could be adversely affected.

The risks and challenges that management sees to continued profitability in 2004 are slow growth in loan demand resulting from delays in the expected economic recovery, increased competition for loans and deposits in our markets as large Indianapolis-area banks seek to expand their territory, continued low interest rates and increased non-interest expense needed to fund growth. Opportunities in 2004 apart from the proposed merger include increased loan demand resulting from economic recovery, continued growth in our primary market areas as the Indianapolis population and business community expand to outlying counties, the possibility of interest rate increases, and increased response to our customer-focused strategy in the face of large bank consolidations impacting our market area.

Critical Accounting Policies

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. A summary of our significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements. In fulfilling its responsibilities, the Audit Committee of the Board of Directors has reviewed our accounting and reporting policies. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and historical loss experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review this allowance and may require us to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

Results of Operations for the Years Ended December 31, 2003, 2002 and 2001

Net Income

During 2003, we continued to grow total loans and deposits, and focused on increasing our market share as outlined in our strategic plan. Net income was $753,000 or $.48 per basic share and $.43 per diluted share for 2003 compared to $1.3 million or $.84 per basic share and $.83 per diluted share for 2002. Net income of $692,000 or $.44 per basic share and $.43 per diluted share was reported for 2001.

Return on average assets (ROA) for 2003, 2002, and 2001 was .44%, .93%, and .58% while return on average equity (ROE) was 8.50%, 16.85%, and 9.99% for those same periods. Operating results for 2003 were adversely impacted by the low interest rate environment, increased provision expense, and increased non-interest expense incurred to support growth.

Net Interest Income

Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 2003, net interest income totaled $6.2 million compared to $5.4 million in 2002, an increase $735,000 or 13.5%. This increase was driven primarily by the increase in earning assets (most notably loans) as we increased our market share in existing markets. Net interest income also increased from 2001 to 2002, by $1.1 million or 25.0%, as earning assets also experienced growth.

Interest income for 2003 totaled $9.7 million, compared to $9.2 million for 2002, an increase of $484,000 or 5.2%. While the increase in 2003 can be attributed to some extent to growth in the investment portfolio, growth in the loan portfolio was the primary contributor to the increase. Average investments, including securities and federal funds sold, were $35.3 million in 2003, up by $2.4 million from 2002’s $32.9 million level, an increase of 7.3%. Loans demonstrated stronger growth with the average balance increasing from $101.4 million in 2002 to $124.3 million in 2003, representing a 22.5% increase. The increased volume of earning assets has been the dominant factor for growth in interest income. Average yields, on a fully tax equivalent basis, negatively influenced interest income, declining from 6.91% for 2002 to 6.20% for 2003. During 2002 and 2003, the Federal Reserve Bank rate cut interest rates several times, resulting in falling rates on the loan portfolio as loans repriced or customers refinanced loans at market rates.

Interest expense declined from 2002 to 2003, decreasing by $251,000 or 6.6%. The decrease was primarily rate driven, with average deposits increasing, in all categories, by a total of $18.8 million, or 17.5%, during 2003. Time deposits increased the most, with the average balance rising by $14.1 million. With the declining interest rate environment of 2002 and 2003, the average cost of deposits decreased from 2.97% in 2002 to 2.18% in 2003. Borrowed funds were utilized during 2003 to support growth. An increase of $184,000 in interest expense was recorded during 2003 compared to 2002 from these funding sources. The average cost of all interest bearing liabilities decreased from 3.11% in 2002 to 2.44% in 2003.

Interest income totaled $9.2 million for 2002, up $70,000 or .76% compared to 2001. Average earning assets increased $22.7 million or 20.4% during this period, with the loan portfolio primarily contributing to the increase. The yield on interest earning assets decreased to 6.91% in 2002 from 8.23% in 2001.

Interest expense from 2001 to 2002 decreased $1.0 million or 21.1%, as average deposit balances increased $13.5 million or 14.4%. Growth occurred in all deposit categories, but was led by increases in time deposits. The total cost of all interest bearing liabilities decreased, from 4.75% in 2001 to 3.11% in 2002, as interest rates declined.

The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 2003, 2002, and 2001.

Average Balance Sheets and Interest Rates

ASSETS

	Years ended December 31,
	2003			2002			2001
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
				(Dollars in Thousands)
Interest earning assets
Securities
Taxable	$24,378	$1,033	4.24%	$28,848	$1,553	5.38%	$20,323	$1,313	6.46%
Non-taxable (1)	9,739	530	5.45	2,584	165	6.39	883	62	7.02
Federal funds sold	1,422	16	1.13	1,473	25	1.70	1,231	48	3.90
Interest bearing balances With banks	106	1	0.94	32	—	0.00	123	7	5.69
Unrealized gain/loss on AFS securities	(353)	—	0.00	(35)	—	0.00	182	—	0.00

Total securities	35,292	1,580	4.48	32,902	1,743	5.30	22,742	1,430	6.29
Loans
Commercial	30,339	1,968	6.49	26,163	1,817	6.94	12,494	1,409	8.50
Real estate	66,193	4,370	6.60	49,356	3,674	7.44	33,886	3,221	8.89
Installment and other Consumer	27,753	1,980	7.13	25,930	2,056	7.93	24,305	2,093	8.61

Total loans	124,285	8,318	6.69	101,449	7,547	7.44	88,874	7,755	8.73

Total earning assets	$159,577	$9,898	6.20%	$134,351	$9,290	6.91%	$111,616	$9,185	8.23%

Noninterest earning assets
Allowance for loan losses	(1,647)			(1,228)			(1,009)
Premises and equipment	2,606			2,060			1,941
Cash and due from banks	5,496			4,393			3,797
Accrued interest and other Assets	4,661			3,892			3,410

Total assets	$170,693			$143,468			$119,755

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Years ended December 31,
	2003			2002			2001
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in Thousands)
Interest-bearing liabilities
Deposits
Interest-bearing demand deposits	$31,742	$246	0.77%	$28,073	$378	1.35%	$26,006	$800	3.08%
Savings deposits	8,688	51	0.59	7,599	91	1.20	5,565	104	1.87
Time deposits	86,033	2,461	2.86	71,955	2.,724	3.79	62,540	3,552	5.68

Total interest-bearing Deposits	126,463	2,758	2.18	107,627	3,193	2.97	94,111	4,456	4.73
Borrowed funds
FHLB advances	6,863	210	3.06	3,464	155	4.47	4,129	204	4.94
Repurchase agreements	5,037	34	0.68	4,840	47	0.97	737	9	1.22
Federal funds purchase	637	9	1.41	606	11	1.82	382	22	5.76
Notes payable	1,350	47	3.48	1,715	73	4.26	1,755	113	6.44
Debentures	5,000	482	9.64	3,461	312	9.01	—	—	0.00

Total borrowed funds	18,887	782	4.14	14,086	598	4.25	7,003	348	4.97

Total interest-bearing Liabilities	$145,350	$3,540	2.44%	$121,713	$3,791	3.11%	$101,114	$4,804	4.75%

Noninterest-bearing liabilities
Noninterest-bearing demand Deposits	15,964			13,385			11,128
Accrued interest and other Liabilities	517			451			588
Shareholders’ equity	8,862			7,919			6,925

Total liabilities and Shareholders’ equity	$170,693			$143,468			$119,755

Interest margin recap
Net interest income and interest rate spread		$6,358	3.77%		$5,499	3.80%		$4,381	3.48%

Net interest margin			3.98%			4.09%			3.93%

(1) Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

Volume/Rate Analysis

	2003-2002			2002-2001
		Change	Change		Change	Change
	Total	Due To	Due To	Total	Due To	Due To
	Change	Volume	Rate	Change	Volume	Rate
	(Dollars in thousands)
INTEREST INCOME
Loans	$771	$1,581	$810	$(208)	$1,018	$(1,226)
Securities
Taxable	(520)	(219)	(301)	240	485	(245)
Tax-exempt	365	393	(28)	103	109	(6)
Interest-bearing balances with banks	1	1	—	7	7	—
Federal funds sold	(9)	(1)	(8)	(23)	8	(31)

Total interest income	$608	$1,755	$(1,147)	$105	$1,613	$(1,508)

INTEREST EXPENSE
Interest-bearing DDAs	$(132)	$44	$(176)	$(422)	$59	$(481)
Savings deposits	(40)	12	(52)	(13)	31	(44)
Time deposits	(263)	475	(738)	(828)	479	(1,307)
FHLB Advances	55	116	(61)	(49)	(31)	(18)
Federal funds purchased	(13)	—	(13)	38	—	38
Repurchase agreements	(2)	—	(2)	(11)	—	(11)
Notes payable	(26)	—	(26)	(40)	—	(40)
Debentures	170	147	23	312	312	—

Total interest expense	$(251)	$794	$(1,045)	$(1,013)	$850	$(1,863)

Net Interest income	$859	$961	$(102)	$1,118	$763	$355

The effect of the yield on earnings assets declining faster than the cost on interest bearing liabilities was a narrowing of the net interest margin. Net interest income, on a tax equivalent basis, for 2003 was $6.4 million, 15.6% higher than in 2002. Net interest income increased $1.1 million or 25.5% from 2001 to 2002. The net interest margin, on a tax equivalent basis for 2003, 2002, and 2001 was 3.98%, 4.09%, and 3.93%. During 2003, average noninterest bearing liabilities and equity supported 14.8% of average total assets, compared to 15.2% and 15.6% in 2002 and 2001. Average time deposits comprised 68.0% of total average deposits in 2003, compared to 66.9% and 66.5% in 2002 and 2001, respectively. Interest expense on borrowed funds, including FHLB advances, repurchase agreements, federal funds purchased, notes payable, and debentures increased slightly in 2003 due to a full year of interest expense on the debentures. The cost of borrowed funds declined from 2002 to 2003 due to the lower interest rate environment; the average balance of borrowed funds increased $4.8 million as these funds were required to support growth.

Provision for Loan Losses and Asset Quality

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.

The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

Analysis of Allowance for Loan Losses

	For years ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Balance at beginning of year	$1,386	$1,148	$910
Loans charged-off
Commercial	(445)	(104)	(9)
Real estate-commercial	(429)	(31)	(49)
Real estate-residential	(34)	(28)	(33)
Consumer	(157)	(74)	(76)

Total charge-offs	(1,065)	(237)	(167)

Charge-offs recovered
Commercial	—	—	—
Real estate-commercial	286	1	1
Real estate-residential	13	7	14
Consumer	18	19	59

Total recoveries	317	27	74

Net loans charged-off	(748)	(210)	(93)
Current year provision	875	448	331

Balance at end of year	$1,513	$1,386	$1,148

Loans at year end, including held for sale	$133,668	$117,607	$93,715
Ratio of allowance to loans at year end	1.13%	1.18%	1.22%
Average loans	$124,285	$101,449	$88,874
Ratio of net loans charged-off to average loans	0.60%	0.21%	0.10%

Allocation of Allowance for Loan Losses

	December 31,
	2003	2002	2001
	(Dollars in thousands)
Commercial	$650	$642	$510
Real estate-residential	102	122	110
Consumer	494	537	498
Unallocated	267	85	30

Total	$1,513	$1,386	$1,148

The provision for loan losses was $875,000, $448,000, and $331,000 for 2003, 2002, and 2001, respectively. Total charge-offs in 2003 showed a considerable increase as compared to 2002 and 2001 but still remained relatively low as a percentage of average loans. The provision for all three years and related increase in the allowance were impacted by the loan growth realized during all three years. The level of provision expense in 2003 was impacted by two large commercial loans that were charged off during the year. The loans totaled $1.5 million with $576,000 charged off. One of the charge-offs was the result of misrepresentation made by the borrower. The other loan was identified as exhibiting increased risk of loss to the Bank by management through its normal review procedures. Some recoveries have been made and collection efforts continue on both loans. Over the past few years, there has also been a change in the risk complexion of the portfolio as we have increased our commercial, commercial real estate and construction loans. Additionally, a significant portion of the consumer loan portfolio consists of indirect loans, which tend to carry a higher level of risk than direct loans.

The allowance for loan losses at year end 2003 was $1.5 million, or 1.13% of total loans, compared to $1.4 million, or 1.18% of total loans, at year end 2002 and $1.1 million or 1.22% at year end 2001.

We maintain the reserve at a level believed appropriate based on our ongoing analysis of the risk in the portfolio. Individual loans identified as problems are analyzed and portions of the allowance allocated to those loans, as needed. Portions of the allowance are also allocated to pools of loans, primarily consumer and residential real estate loans, based upon our historical loss averages, which management adjusts in its judgment based on considerations of growth, trends in delinquent and non-performing loans, the local economy and other factors.

Non-performing loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

The table below sets forth a summary of non-performing loans.

Nonperforming Assets

	December 31,
	2003	2002	2001
	(Dollars in thousands)
Principal balance
Nonaccrual	$694	$254	$312
90 days or more past due	2	1	—

Total nonperforming loans	$696	$255	$312

Nonperforming loans as a percent of loans	0.52%	0.22%	0.33%
Other real estate owned	$467	$—	$39
OREO as a percent of loans	0.35%	—%	0.04%
Allowance as a percent of nonperforming loans	217.39%	543.53%	367.95%

Non-performing loans reflect an increase over the past year, rising from $255,000 at year-end 2002 to $696,000 at December 31, 2003, or from .22% of total loans in 2002 to .52% of total loans in 2003. While the percent of non-performing loans increased, it remains modest relative to the total portfolio and management considered this change in evaluating the allowance for loan losses and provision expense.

Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $590,000, $213,000, and $211,000 for 2003, 2002, and 2001, respectively.

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

At December 31, 2003, there were loans totaling $1.4 million graded substandard, doubtful or loss included on the watch list. This compares to $2.1 million graded substandard or doubtful at December 31, 2002. The decrease in substandard loans was primarily due to charge-offs recorded during 2003. Of the watch list credits, $359,000 and $648,000 were classified as impaired at the year-end 2003 and 2002, respectively.

Noninterest Income and Expense

The table below sets forth an analysis of changes in noninterest income and expense.

Noninterest Income and Expense

		Percent		Percent
		change		change
	2003	from 2002	2002	from 2001	2001
		(Dollars in Thousands)
Noninterest Income
Service charges on deposit accounts	$453	12.69%	$402	26.81%	$317
Mortgage banking activities	1,315	49.26	881	95.34	451
Increase in cash surrender value of insurance	118	(20.81)	149	27.35	117
Net gain on sale of securities	298	34.23	222	252.38	63
Other	183	(9.85)	203	31.82	154

Total noninterest income	$2,367	27.46%	$1,857	68.51%	$1,102

Noninterest Expense
Salaries and employee benefits	$4,152	31.06%	$3,168	23.80%	$2,559
Occupancy	479	5.51	454	27.89	355
Equipment and data processing	479	12.44	426	12.70	378
Advertising	111	(1.77)	113	(29.89)	87
Telephone	149	8.76	137	17.09	117
Professional services	142	118.46	65	(2.99)	67
Other	1,165	8.68	1,072	22.37	876

Total noninterest expense	$6,677	22.85%	$5,435	22.44%	$4,439

Noninterest income increased $510,000, or 27.5% to $2.4 million for 2003 compared to $1.9 million in 2002. The increase is partially attributed to the larger number of deposit accounts which increased service charge income by 12.7%. Mortgage banking activities generated $1.3 million in noninterest income in 2003 compared to $881,000 in 2002. This is the result of increased volume due to continued low interest rates. A net gain on the sale of securities also contributed significantly to the increase in noninterest income. The net gain on sale of securities was $298,000 for 2003 compared to $222,000 for 2002.

Noninterest income also rose from 2001 to 2002, increasing by $755,000 or 68.5%. Gains from mortgage banking activity provided a substantial portion of the increase as well as net gains from the sale of securities. Increases in service charges due to a higher number of deposit accounts and increases in earnings on cash surrender value also contributed to the increase.

During 2003, our Franklin office, which was established in 2002 as a loan production office, was relocated to a full service branch. With the expansion in the branch network, the number of employees increased from 70 in 2001 to 85 in 2002 to 92 in 2003. Salary and employee benefits expense increased accordingly, increasing from $2.6 million in 2001 to $3.2 million in 2002, an increase of 23.8%. Salary expense increased $984,000 or 31.1% from 2002 to 2003.

Occupancy and equipment expenses increased during 2003 in connection with the additional branch that was added. Occupancy and equipment expense was $958,000 for 2003 compared to $880,000 in 2002, an increase of $78,000 or 8.9%. Advertising expense remained stable at $111,000 in 2003 compared to $113,000 in 2002 or (1.8%). We expect to maintain current expenditure levels in the future, as near term growth goals have been obtained and as our past marketing efforts have effectively established our institution in the market place.

In 2002, as compared to 2001, total noninterest expense increased $996,000 or 22.4%. This increase resulted primarily from annual salary increases and related employee benefits. Occupancy, equipment and advertising expenses increased due to the expansion in branching operations during 2002.

Income Taxes

The year 2003 was the first fully taxable year as during 2002, we utilized the remaining balance of a net operating loss carryforward of approximately $599,000. Income tax expense for 2003 was $240,000 as compared to $83,000 for 2002. While 2001 was a profitable year, we did not recognize tax expense as tax net operating losses generated in 1999 and 2000 offset tax expense.

FINANCIAL CONDITION

Total assets were $175.8 million at year-end 2003 compared to $155.3 million at year-end 2002, an increase of $20.5 million or 13.2%. The increase in total assets was driven by growth in the loan portfolio, with net loans increasing $21.0 million during this period. Increased loan totals were funded by increased deposits and other borrowings.

During July 2002, we completed a $5.0 million offering of redeemable subordinated debentures and mandatory stock purchase contracts. The debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The debentures mature on July 1, 2011, but are redeemable at any time prior to their maturity. The stock purchase contracts require a purchaser to buy First Shares Bancorp common shares at approximately $6.67 per share on January 1, 2011. A purchaser may elect to purchase the common shares at any time prior to that date at the same price per share. The stock purchase contracts will be cancelled in the event the debentures are redeemed. Proceeds of $3.0 million were contributed to the Bank to support growth. On March 11, 2004, we announced our intention to redeem the debentures and cancel the stock purchase contracts on May 7, 2004. Under the terms of the agreement, the holders of the stock purchase contracts will have until May 7, 2004 to exercise the contracts by surrendering the related debentures as payment of the exercise price. To the extent stock purchase contracts are not exercised, we will redeem the related debentures, which will reduce our regulatory capital. Debentures we redeem will be subject to a redemption premium of 7%, with a 1% cancellation fee for the related stock purchase contract, and unamortized debt issuance costs related to any debentures redeemed will be expensed upon redemption (these costs totaled $538 at December 31, 2003). However, we expect the majority of the stock purchase contracts to be exercised, as the exercise price of approximately $6.67 per share is well below the merger price per share.

Securities

The following table sets forth information about securities.

Securities Maturity Schedule

	At December 31, 2003
	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance
				(Dollars in thousands)
Available-For-Sale
U.S. government & agencies	$495	3.38%	$3,178	3.17%	$3,868	4.23%	$9,795	5.49%	$17,336
States & political subdivisions (1)	12	9.09	3,408	3.72	3,129	5.26	3,116	6.97	9,665
Other securities	533	3.86	—		100	8.00	1,703	3.88	2,336
Mortgage backed securities	20	3.31	—		—		—		20

Total available for sale	$1,060		$6,586		$7,097		$14,614		$29,357

(1)	Average rates were calculated on a tax equivalent basis using a marginal federal income tax rate of 34%.

To provide flexibility securities are primarily designated as available for sale. The portfolio consists largely of U.S. government agency holdings. While the portfolio was in a net unrealized loss position at year end, we believe that this is a temporary position attributable to interest rate factors and not credit issues.

Loans

The following table sets forth information about the loan portfolio.

Loan Portfolio

	December 31, 2003		December 31, 2002		December 31, 2001
	Balance	Percent	Balance	Percent	Balance	Percent
	(Dollars in thousands)
Loan Portfolio Composition (including loans held for sale)
Commercial	$29,073	21.8%	$25,461	21.6%	$19,606	20.9%
Commercial real estate	22,518	16.8	15,797	13.4	12,725	13.6
Residential real estate	38,927	29.1	32,897	28.0	27,296	29.1
Construction	16,799	12.6	15,595	13.3	10,292	11.0
Consumer	26,351	19.7	27,857	23.7	23,796	25.4

Total loans	$133,668	100.0%	$117,607	100.0%	$93,715	100.0%

	Loan Maturities at December 31, 2003
	1 Year	1 - 5	Over 5
	and Less	Years	Years	Total
		(Dollars in Thousands)
Commercial	$17,866	$10,930	$277	$29,073
Commercial real estate	6,281	15,865	327	22,518
Real estate-residential	24,586	7,797	6,544	38,927
Construction	14,393	2,292	114	16,799
Consumer	2,035	12,650	11,666	26,351

Total loans	$65,161	$49,534	$18,973	$133,668

	Sensitivity to Changes in Interest
	Rates at December 31, 2003
	1 Year	Over
	and Less	1 Year	Total
	(Dollars in Thousands)
Fixed rates	$7,114	$34,868	$41,982
Variable rates	57,843	33,843	91,686

Total loans	$64,957	$68,711	$133,668

Total loans, including loans held for sale, increased $16.1 million or 13.6% from year-end 2002 to year-end 2003 as we continued to increase market share in existing markets, principally in the Johnson County area. Loan growth occurred in all categories except consumer.

Commercial loans, including commercial real estate grew by 25.0% or $10.3 million from 2002 to 2003 and comprised 38.6% of our portfolio at December 31, 2003. Growth in this segment was attributed to our continued focus in the communities we serve, which includes the Greenwood area. Residential mortgages increased $6.0 million or 18.3% to $38.9 million. Included in residential real estate loans are loans held for sale totaling $699,000 at December 31, 2003. Contributing to this growth was the refinancing market from the continued low interest rate environment of 2002 and 2003. With the significant growth obtained in other sectors of the loan portfolio, mortgage loans now comprise the second largest segment of the portfolio at 29.1%. Nonetheless, our portfolio remains largely secured by real estate, with residential, commercial and construction real estate loans comprising 58.5% of the portfolio at year end 2003.

Consumer loans experienced a decline, decreasing $1.5 million from 2002 to 2003. Total consumer loans were $26.3 million and comprised 19.7% of the portfolio at year-end 2003. Although we continue to maintain relationships with several local auto and recreational vehicle dealers, auto manufactures’ incentives and zero percent financing have caused reductions in our indirect loan portfolio. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

Deposits

Year-end total deposits increased $19.7 million or 16.0%, from 2002 to 2003, with growth again achieved by further penetration of existing markets and active advertising campaigns. Noninterest-bearing deposits declined to $14.9 million from $15.8 million. At December 31, 2003, $41.4 million or 47.8% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $42.6 million in 2003 and $34.8 million in 2002 representing 49.5% and 48.4% of total average time deposits in each period.

The following table sets forth more information about deposits.

Maturity Ranges of Time Deposits with Balances of $100,000 or More at
December 31, 2003

(In thousands)
3 months or less	$16,101
3 through 6 months	11,007
6 through 12 months	3,454
Over 12 months	10,808

Total	$41,370

Capital

First Shares Bancorp and our subsidiary, First Bank, are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

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

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a “well-capitalized” institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. If an institution is only adequately capitalized, regulatory approval is required to accept brokered deposits. If an institution is undercapitalized, capital distributions, asset growth, and expansion are limited, in addition to the institution being required to submit a capital restoration plan.

At December 31, 2003, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

During March 2004, we announced the intention to redeem our debentures, which qualify as Tier 2 capital, on May 7, 2004. The redemption of debentures will reduce regulatory capital. However, holders of stock purchase contracts have until May 7, 2004 to exercise the contracts by surrendering their debentures. The exercise of stock purchase contracts will not reduce capital. While we expect most of the debenture holders to exercise their equity purchase contracts, any redemptions could cause our capital ratios to fall under the well capitalized levels.

The following table sets forth our actual capital amounts and ratios.

Capital Ratios

	Bank
	December 31,
	2003	2002	2001
	(Dollars in thousands)
Tier 1 capital
Shareholders’ equity	$14,336	$13,567	$9,014
Add/less: Unrealized loss/gain on securities	406	40	5
Less: intangible assets	(32)	(75)	(119)

Total Tier 1 capital	$14,710	$13,532	$8,900

	Bank
	December 31,
	2003	2002	2001
	(Dollars in thousands)
Total risk-based capital
Tier 1 capital	$14,710	$13,532	$8,900
Allowable allowance for loan losses	1,513	1,386	1,148

Total risk-based capital	$16,223	$14,918	$10,048

Risk weighted assets	$149,797	$129,399	$98,656

Average assets	$174,561	$158,807	$128,015

Risk-based ratios
Tier 1	9.82%	10.46%	9.02%
Total risk-based capital	10.83%	11.53%	10.18%
Leverage Ratio	8.43%	8.52%	6.95%

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

As of December 31, 2003, our rate sensitive liabilities exceeded rate sensitive assets through the one year horizon. This would indicate that when rates increase, net interest income may decline. In order to accurately determine the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

Liquidity and Interest Rate Sensitivity

	At December 31, 2003
	1 to 90	91 to 365	1 to 5	Over 5
	Days	Days	Years	Years	Total
	(Dollars in thousands)
Interest earning assets
Loans	$20,899	$33,480	$53,631	$25,658	$133,668
FHLB CMS account	8	—	—	—	8
Securities	7,019	3,535	7,425	11,378	29,357
Restricted stock	670	—	—	—	670

Total earning assets	$28,596	$37,015	$61,056	$37,036	$163,703

Interest bearing liabilities
Interest-bearing demand deposits	$32,102	$—	$—	$—	$32,102
Savings deposits	9,295	—	—	—	9,295
Time deposits	22,796	31,627	31,942	111	86,476
Federal funds purchase	516	—	—	—	516
Repurchase agreements	6,508	—	—	—	6,508
FHLB advances	5,000	—	3,000	2,000	10,000
Note payable	75	225	900	—	1,200
Debentures	—	—	—	5,000	5,000

Total interest bearing liabilities	$76,292	$31,852	$35,842	$7,111	$151,097

Rate sensitive gap	$(47,696)	$5,163	$25,214	$29,925	$12,606
Rate sensitive cumulative gap	$(47,696)	$(42,533)	$(17,319)	$12,606	N/A
Cumulative gap as a percentage of earning assets	(29.26)%	(26.09)%	(10.63)%	7.73%	N/A

A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand deposits and savings accounts are subject to immediate repricing. While it is true that, contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are generally not tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. Our asset liability management process also uses simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity and magnitude of change on specific assets and liabilities.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected on the balance sheet. See Note 11 to the Consolidated Financial Statements for details concerning these arrangements.