Form 10KSB, Exhibit 13
period 2003-12-31
FIRST SHARES BANCORP INC
filed 2004-03-30
CIK 1107257

Exhibit 13.2

FIRST SHARES BANCORP, INC.
Greenwood, Indiana

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
February 6, 2004, except for Note 18
    with respect to the subsequent events, as
    to which the date is March 10, 2004

1.

FIRST SHARES BANCORP, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

	2003	2002
ASSETS
Cash and due from banks	$2,983	$5,348
Securities available for sale	29,357	26,810
Federal Home Loan Bank stock	670	670
Loans held for sale	699	5,778
Loans, net of allowance ($1,513 and $1,386)	131,456	110,443
Premises and equipment, net	3,238	2,057
Intangible assets, net	32	75
Cash surrender value of life insurance	4,544	2,427
Accrued interest receivable and other assets	2,809	1,704

	$175,788	$155,312

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Noninterest-bearing deposits	$14,920	$15,750
Interest-bearing deposits	127,873	107,313

Total deposits	142,793	123,063
Federal funds purchased	516	2,245
Repurchase agreements	6,508	5,684
Federal Home Loan Bank advances	10,000	8,700
Note payable	1,200	1,475
Debentures	5,000	5,000
Accrued interest payable and other liabilities	738	583

	166,755	146,750
Shareholders’ equity
Preferred stock, 2,000,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value: 10,000,000 shares authorized, 1,592,662 and 1,579,162 shares issued	16	16
Additional paid in capital	4,758	4,674
Retained earnings	4,665	3,912
Accumulated other comprehensive loss	(406)	(40)

	9,033	8,562

	$175,788	$155,312

See accompanying notes.

2.

FIRST SHARES BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001
(Dollar amounts in thousands, except per share data)

	2003	2002	2001
Interest income
Loans, including related fees	$8,318	$7,547	$7,755
Taxable securities	1,033	1,553	1,313
Nontaxable securities	350	109	41
Other	17	25	55

	9,718	9,234	9,164
Interest expense
Deposits	2,758	3,193	4,456
Other	782	598	348

	3,540	3,791	4,804

Net interest income	6,178	5,443	4,360
Provision for loan losses	875	448	331

Net interest income after provision for loan losses	5,303	4,995	4,029
Noninterest income
Service charges on deposit accounts	453	402	317
Gain on sale of loans	1,315	881	451
Earnings on cash surrender value of life insurance	118	149	117
Net gain on sale of securities	298	222	63
Other	183	203	154

	2,367	1,857	1,102
Noninterest expenses
Salaries and employee benefits	4,152	3,168	2,559
Occupancy	479	454	355
Equipment and data processing	479	426	378
Telephone	149	137	117
Advertising	111	113	87
Professional services	142	65	67
Other	1,165	1,072	876

	6,677	5,435	4,439

Income before income taxes	993	1,417	692
Income tax expense	240	83	—

Net income	$753	$1,334	$692

Earnings per share:
Basic	$.48	$.84	$.44
Diluted	.43	.83	.43

See accompanying notes.

3.

FIRST SHARES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2003, 2002 and 2001
(Dollar amounts in thousands, except per share data)

				Accumulated
		Additional		Other	Total
	Common	Paid-in	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Equity
Balance at January 1, 2001	$11	$4,674	$1,891	$23	$6,599
Comprehensive income:
Net income			692		692
Change in unrealized gain/(loss)				(28)	(28)

Total comprehensive income					664

Balance at December 31, 2001	11	4,674	2,583	(5)	7,263
Comprehensive income:
Net income			1,334		1,334
Change in unrealized gain/(loss)				(35)	(35)

Total comprehensive income					1,299
Shares issued in 3:2 stock split (526,381)	5		(5)		—

Balance at December 31, 2002	16	4,674	3,912	(40)	8,562
Comprehensive income:
Net income			753		753
Change in unrealized gain/(loss)				(366)	(366)

Total comprehensive income					387
Stock options exercised (13,500 shares)		84			84

Balance at December 31, 2003	$16	$4,758	$4,665	$(406)	$9,033

See accompanying notes.

4.

FIRST SHARES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001
(Dollar amounts in thousands)

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$753	$1,334	$692
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	346	326	295
Provision for loan losses	875	448	331
Discount (accretion) and premium amortization	262	210	4
(Gain) loss on sale of securities	(298)	(222)	(63)
(Gain) loss on sale of other real estate owned	—	(16)	—
Amortization of intangibles and debt issuance costs	135	86	44
Earnings on cash surrender value of life insurance	(117)	(134)	(104)
Changes in assets and liabilities:
Loans held for sale	5,079	(3,019)	(2,265)
Interest receivable and other assets	(466)	(259)	(40)
Interest payable and other liabilities	155	122	24

Net cash from operating activities	6,724	(1,124)	(1,082)
Cash flows from investing activities
Proceeds from maturities, calls and paydowns of securities available for sale	19,270	18,741	17,621
Proceeds from sales of securities available for sale	30,399	25,750	6,113
Proceeds from maturities of securities held to maturity	—	275	—
Purchases of securities available for sale	(52,786)	(48,466)	(30,830)
Loans made to customers net of payments received	(22,355)	(21,051)	(9,640)
Premises and equipment purchases	(1,527)	(311)	(276)
Purchase of life insurance	(2,000)	—	—
Proceeds from sale of other real estate	—	86	—

Net cash from investing activities	(28,999)	(24,976)	(17,012)
Cash flows from financing activities
Change in deposit accounts	19,730	11,688	20,667
Change in repurchase agreements	824	1,473	4,211
Proceeds from Federal Home Loan Bank advances	13,000	5,700	2,000
Payments on Federal Home Loan Bank advance	(11,700)	—	(3,300)
Stock options exercised	60	—	—
Change in federal funds purchased	(1,729)	2,245	(2,600)
Proceeds from debentures	—	5,000	—
Debt issuance costs	—	(661)	—
Proceeds from note payable	1,425	90	30
Payments on note payable	(1,700)	(395)	—

Net cash from financing activities	19,910	25,140	21,008

Net change in cash and cash equivalents	(2,365)	(960)	2,914
Cash and cash equivalents at beginning of year	5,348	6,308	3,394

Cash and cash equivalents at end of year	$2,983	$5,348	$6,308

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$3,551	$3,726	$4,814
Income taxes paid	601	171	—

See accompanying notes.

5.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
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

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and actual results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income (loss). Federal Home Loan Bank stock is carried at cost. Interest includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

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
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Loans held for sale are reported at the lower of cost or fair value, on an aggregate basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the collectibility of the loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives, ranging from 3 to 40 years.

Intangible Assets: Intangible assets consist entirely of a core deposit intangible from a 1995 branch acquisition which is being amortized over its estimated 10 year life. The core deposit intangible has a gross carrying value of $396, with accumulated amortization totaling $364 and $321 at year end 2003 and 2002. Estimated amortization expense is $32 for 2004, which will fully amortize the asset.

(Continued)

7.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance: The Company has purchased a life insurance policy on key executives and other officers. Bank owned life insurance is recorded at its cash surrender value.

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

(Continued)

8.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2003	2002	2001
Net income as reported	$753	$1,334	$692
Deduct: Stock-based compensation expense determined under fair value based method	(17)	(24)	(45)

Pro forma net income	736	1,310	647
Basic earnings per share as reported	.48	.84	.44
Pro forma basic earnings per share	.47	.83	.41
Diluted earnings per share as reported	.43	.83	.43
Pro forma diluted earnings per share	.43	.81	.41

The Pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no options granted in 2002.

	2003	2001
Risk-free interest rate	3.56%	5.11%
Expected option life	7 years	7 years
Expected stock price volatility	.10	—
Dividend yield	—%	—%

Earnings Per Share: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options and stock purchase contracts. Earnings and dividends per share, and other financial information, are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

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
December 31, 2003 and 2002
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

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments that are considered financial guarantees under FASB Interpretation No. 45 are not significant.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, FASB Statement 146, Accounting for Costs of Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of new standards did not materially affect the Company’s operating results or financial condition.

(Continued)

10.

FIRST SHARES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES

The fair values of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows at December 31:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2003
U.S. Treasury and government agency securities	$17,336	$37	$(434)
Obligations of states and political subdivisions	9,665	68	(229)
Other securities	2,336	6	(121)
Mortgage backed securities	20	—	—

	$29,357	$111	$(784)

2002
U.S. Treasury and government agency securities	$5,195	$94	$(11)
Obligations of states and political subdivisions	7,892	33	(121)
Other securities	6,842	56	(111)
Mortgage backed securities	6,881	27	(33)

	$26,810	$210	$(276)

The fair value of securities at year end 2003, by contractual maturity, is shown below. Securities not due at a single maturity date or with no maturity are shown separately.

Available for Sale
Fair
Value
Due after one year through five years	6,586
Due after five years through ten years	7,097
Due after ten years	13,015
Mortgage backed securities	20
Equity securities	1,599

$29,357

(Continued)

11.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES (Continued)

Information about the sales of securities available for sale follows:

	2003	2002	2001
Proceeds	$30,399	$25,750	$6,113
Gross realized gains	345	230	65
Gross realized losses	47	8	2

Securities pledged at year-end 2003 and 2002 had a carrying value of $18,015 and $6,013 and were pledged to secure repurchase agreements and other borrowings.

Below is a summary of securities with unrealized losses as of year end 2003, presented by length of time the securities have been in an unrealized loss position:

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
Description of securities
U.S Treasury and government agency securities	$14,506	$(434)	$—	$—	$14,506	$(434)
Obligations of states and political subdivisions	7,455	(229)			7,455	(229)
Equity security	849	(121)			849	(121)

	$22,810	$(784)	$—	$—	$22,810	$(784)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The equity security is preferred stock of a government sponsored entity and carries a variable rate of interest. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

(Continued)

12.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 3 — LOANS

Total loans are comprised of the following at December 31:

	2003	2002
Commercial	$29,073	$25,461
Commercial real estate	22,518	15,797
Residential real estate	38,228	27,119
Construction	16,799	15,595
Consumer	26,351	27,857

Subtotal	132,969	111,829
Less: allowance for loan losses	(1,513)	(1,386)

Loans, net	$131,456	$110,443

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:

	2003	2002	2001
Balance, January 1	$1,386	$1,148	$910
Provision charged to operations	875	448	331
Loans charged off	(1,065)	(237)	(167)
Recoveries	317	27	74

Balance, December 31	$1,513	$1,386	$1,148

Impaired loans were as follows:

	2003	2002
Year-end loans with no allowance for loan losses allocated	$359	$648
Year-end loans with allowance for loan losses allocated	—	—
Amount of the allowance allocated	—	—
Average of impaired loans during the year	590	213
Interest income recognized during impairment	14	—
Cash-basis interest income recognized	14	—

(Continued)

13.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 4 — ALLOWANCE FOR LOAN LOSSES (Continued)

Nonperforming loans were as follows:

	2003	2002
Loans past due over 90 days still on accrual	$2	$1
Nonaccrual loans	694	254

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and loans individually classified as impaired.

NOTE 5 — PREMISES AND EQUIPMENT

Premises and equipment consists of the following at December 31:

	2003	2002
Land	$588	$40
Buildings and improvements	1,488	770
Leasehold improvements	560	598
Furniture and equipment	2,428	2,193

Total	5,064	3,601
Accumulated depreciation	(1,826)	(1,544)

	$3,238	$2,057

Depreciation expense was $346, $326 and $295 for 2003, 2002 and 2001.

(Continued)

14.

NOTE 6 — DEPOSITS

Certificates of deposit in denominations of $100 or more totaled $41,370 and $28,403 at December 31, 2003 and 2002.

At year-end 2003, scheduled maturities of time deposits were as follows:

2004	$54,423
2005	21,248
2006	5,233
2007	4,094
2008	1,367
Thereafter	111

$86,476

Deposits from principal officers, directors, and their affiliates at year end 2003 and 2002 were $3,844 and $3,849.

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

At year-end, advances from the Federal Home Loan Bank were as follows:

Maturity Date	Interest Rate	2003	2002
June 18, 2003	1.51%	$—	$5,700
March 15, 2004	1.11%	5,000	—
March 7, 2005	1.89%	2,000	—
January 23, 2006	4.73%	1,000	1,000
December 27, 2010	5.30%	1,000	1,000
March 7, 2011	4.75%	1,000	1,000

		$10,000	$8,700

The March 2004 advance is a variable rate advance and may be repaid at any date prior to maturity without penalty. The remaining advances are due at maturity and may not be repaid prior to maturity without a penalty. The advances are collateralized by first mortgage loans under a blanket lien arrangement. The required principal payments during the next five years are $5,000 in 2004, $2,000 in 2005, $1,000 in 2006, with the remaining balance of $2,000 due thereafter.

(Continued)

15.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT (Continued)

The Company maintains a note payable with a financial institution. The balance outstanding on the note at December 31, 2003 and 2002 was $1,200 and $1,475. The outstanding balance accrues interest at prime minus .50% (the interest rate was 3.50% at December 31, 2003). The note requires monthly principal payments of $25 plus interest. Scheduled annual principal reductions over the next four years are $300 per year through 2007. The note matures March 1, 2008 and is secured by Bank stock and other assets of the Company.

During the first quarter of 2002, the Company initiated a public offering of Debentures and Stock Purchase Contracts. The Company raised $5,000 with the offering closing during the third quarter of 2002. Capitalized costs in connection with the offering totaled $661. The Debentures are unsecured and subordinated, have a term of approximately 9 years, and accrue interest at 8% per annum payable quarterly in arrears. The Debentures mature on July 1, 2011, but are redeemable by the Company at any time prior to their maturity. The stock purchase contracts require a purchaser to buy common shares of the Company at $6.67 per share on January 1, 2011. A purchaser may elect to purchase the common shares of the Company at any time prior to that date at the same price per share. The Stock Purchase Contracts will be cancelled in the event the Debentures are redeemed. Proceeds of $3,000 were contributed from the Company to the Bank to support growth. The Debentures qualify as part of total capital for the Company’s regulatory capital requirements. See Note 18 regarding subsequent events applicable to the Debentures.

NOTE 8 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements that mature daily. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2003	2002
Average daily balance during the year	$5,037	$4,840
Average interest rate during the year	.67%	.98%
Maximum month-end balance during the year	6,508	$6,051
Weighted average interest rate at year-end	.85%	.31%

(Continued)

16.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 9 — EMPLOYMENT BENEFIT PLANS

The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for 50% employer matching contributions up to 6% of an employee’s compensation, and employer discretionary contributions. The Bank’s contributions to the Plan become 20% vested after each year of service, and are fully vested after 5 years. Total 401(k) contributions charged to expense were $77, $49 and $43 in 2003, 2002 and 2001.

The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $233 and $196 at December 31, 2003 and 2002. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $520 and $496 at December 31, 2003 and 2002.

NOTE 10 — INCOME TAXES

Income tax expense/(benefit) consists of the following:

	2003	2002	2001
Current payable/(receivable)	$255	$335	$—
Deferred income tax	(39)	152	208
Nonqualified stock option benefit allocated to additional paid-in capital	24	—	—
Change in valuation allowance	—	(404)	(208)

Income tax expense/(benefit)	$240	$83	$—

(Continued)

17.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 10 — INCOME TAXES (Continued)

The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

	2003	2002	2001
Statutory rate applied to income/(loss) before income taxes	$338	$482	$235
Add (deduct)
Tax-exempt interest income, net	(101)	(33)	(12)
Life insurance	(46)	(46)	(40)
State income tax and other	49	84	27
Valuation Allowance	—	(404)	(210)

Total income tax expense/(benefit)	$240	$83	$—

Deferred tax assets and liabilities as of December 31, 2003 and 2002 are comprised of the following components:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$438	$422
Core deposit	65	57
Net unrealized loss on securities available for sale	267	26
Deferred compensation	91	76
Deferred loan fees	62	43
Other	31	28

Total deferred tax assets	954	652

Deferred tax liabilities:
Depreciation	$(343)	$(269)
Accrual to cash	(53)	(105)

Total deferred liabilities	(396)	(374)
Valuation allowance	—	—

Net deferred tax asset	$558	$278

(Continued)

18.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. At year end 2003 and 2002, unused lines of credit, commitments to make loans, and standby letters of credit were as follows:

	2003	2002
Unused lines of credit and commitments to make loans	$20,870	$15,737
Standby letters of credit	1,175	654

Interest rates on these commitments are primarily variable and generally expire in less than one year. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At year-end 2003 and 2002, reserves of $593 and $484 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

The Bank leases branch facilities under operating leases expiring in various years through 2006. Expense for leased premises was $228, $218 and $139 for 2003, 2002 and 2001.

During 2001, the Bank entered into a lease agreement with a director for a branch facility. The lease terms require annual payments of $56, with the lease expiring 2006. Amounts paid to related parties under this lease totaled $56 for 2003.

Future minimum lease payments are as follows:

2004	$187
2005	125
2006	103
2007	4

$419

(Continued)

19.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 11 — COMMITMENTS AND CONTINGENCIES (Continued)

During 1999 the company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each annual anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 2003 or 2002 under these agreements.

NOTE 12 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year end 2003 and 2002, the most recent regulatory notifications categorized the bank as well capitalized under the regulatory framework for prompt corrective action. See Note 18 regarding subsequent events.

The Company has passed a resolution not to declare or pay dividends; incur any debt; or purchase or redeem any treasury stock without obtaining prior written consent of the Federal Reserve Board.

(Continued)

20.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 12 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

Actual and required capital amounts and ratios are presented below as of year end:

	2003
					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Consolidated	$15,920	10.57%	$12,048	8.00%	$15,059	10.00%
Bank	16,223	10.83%	11,984	8.00	14,980	10.00
Tier 1 capital (to risk weighted assets)
Consolidated	$9,407	6.25%	$6,023	4.00%	$9,036	6.00%
Bank	14,710	9.82%	5,992	4.00	8,988	6.00
Tier 1 capital (to average assets)
Consolidated	$9,407	5.39%	$6,982	4.00%	$8,728	5.00%
Bank	14,710	8.43%	6,982	4.00	8,728	5.00

	2002
					Minimum Required
					To Be Well
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Consolidated	$14,913	11.48%	$10,392	8.00%	$12,991	10.00%
Bank	14,918	11.53	10,352	8.00	12,940	10.00
Tier 1 capital (to risk weighted assets)
Consolidated	$8,527	6.56%	$5,196	4.00%	$7,794	6.00%
Bank	13,532	10.46	5,176	4.00	7,764	6.00
Tier 1 capital (to average assets)
Consolidated	$8,527	5.34%	$6,387	4.00%	$7,984	5.00%
Bank	13,532	8.52	6,349	4.00	7,937	5.00

(Continued)

21.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 13 — STOCK OPTIONS

The Company has established two separate stock option plans, the 1996 plan and the 1999 plan, which provide for the issue of up to 220,500 total options. The 1996 plan has expired and no further options may be granted under the plan. At grant date, 25% of the options granted to employees are available for immediate exercise with the balance vesting at 25% per year over the next three years. Options granted to directors are fully vested at grant date. The options expire either seven or ten years from the grant date.

A summary of the activity in the plans is as follows.

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	159,000	$4.99	159,000	$4.99	108,000	$5.31
Granted	10,750	8.85	—	—	55,500	4.34
Exercised	(13,500)	4.45	—	—	—	—
Forfeited	—	—	—	—	(4,500)	4.45

Outstanding at end of year	156,250	$5.31	159,000	$4.99	159,000	$4.99

Weighted average fair value per option granted during the year		$2.16		$—		$1.30

Options outstanding at year-end 2003 were as follows.

	Outstanding		Exercisable
		Weighted Average		Weighted
		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price
$5.49	90,000	.4 years	90,000	$5.49
$4.34	55,500	4.3 years	49,499	4.34
$8.50	7,000	6.2 years	1,750	8.50
$9.51	3,750	6.6 years	937	9.51

Outstanding at year end	156,250	2.4 years	142,186	5.15

See Note 18 regarding subsequent events.

(Continued)

22.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 14 — EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used to compute earnings per share is presented below:

	2003	2002	2001
Basic earnings (loss) per share
Net income (loss)	$753	$1,334	$692

Weighted average shares outstanding	1,582,528	1,579,162	1,579,162

Basic earnings (loss) per share	$.48	$0.84	$.44

Diluted
Net income (loss)	$753	$1,334	$692
Add: Interest expense, net of tax assuming conversion of debentures	291	—	—

	$1,044	$1,334	$692

Weighted average common shares outstanding for basic earnings per common share	1,582,528	1,579,162	1,579,162
Add: Dilutive effects of assumed exercises of stock options	69,890	35,769	13,591
Add: Convertible debentures	750,000	—	—

Average shares and dilutive potential common shares	2,402,418	1,614,931	1,592,753

Diluted earnings (loss) per common share	$.43	$.83	$.43

All stock options were considered in computing dilutive earnings per share in 2003 and 2002. Stock options for 90,000 shares of common stock were not considered in computing diluted earnings per common share in 2001 because they were anti-dilutive. Stock purchase contracts issued in 2002 for 750,000 shares (see Note 7) were not considered in computing diluted earnings per share in 2002 because they were anti-dilutive.

(Continued)

23.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 15 — OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2003	2002	2001
Unrealized holding gains (losses) on securities available-for-sale	$(309)	$165	$15
Reclassification adjustments for gains later recognized in income	(298)	(222)	(63)

Net unrealized losses	(607)	(57)	(48)
Tax effect	241	22	20

Other comprehensive loss	$(366)	$(35)	$(28)

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2003		2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash and cash equivalents	$2,983	$2,983	$5,348	$5,348
Securities available for sale	29,357	29,357	26,810	26,810
Loans held for sale	699	710	6,530	6,564
Loans, net	131,456	132,876	109,691	111,712
Federal Home Loan Bank stock	670	670	670	670
Accrued interest receivable	891	891	799	799
Financial liabilities
Deposits	(142,793)	(143,800)	(123,063)	(124,456)
Federal Home Loan Bank advances	(10,000)	(10,001)	(8,700)	(8,840)
Federal funds purchased	(516)	(516)	(2,245)	(2,245)
Other borrowings	(12,708)	(13,512)	(12,159)	(12,600)
Accrued interest payable	(274)	(274)	(285)	(285)

The methods and assumptions used to estimate fair value are described as follows:

(Continued)

24.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, and are not considered significant.

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Shares Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash and cash equivalents	$183	$565
Investment in banking subsidiary	14,336	13,568
Securities available for sale	205	362
Other assets	609	627

Total assets	$15,333	$15,122

LIABILITIES AND EQUITY
Note payable	$1,200	$1,475
Debentures	5,000	5,000
Other liabilities	100	85
Shareholders’ equity	9,033	8,562

Total liabilities and shareholders’ equity	$15,333	$15,122

(Continued)

25.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF OPERATIONS
December 31, 2003, 2002 and 2001

	2003	2002	2001
Dividends from banking subsidiaries	$—	$—	$—
Interest income on securities	12	5	—
Interest expense on borrowings	529	385	113
Other income	6	—	3
Other expense	119	105	71

Income (loss) before income tax and undistributed subsidiary income	(630)	(485)	(181)
Equity in undistributed subsidiary income	1,134	1,589	873

Income (loss) before taxes	504	1,104	692
Income tax expense (benefit)	(249)	(230)	—

Net income (loss) after taxes	$753	$1,334	$692

CONDENSED STATEMENTS OF CASH FLOWS
December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income/(loss)	$753	$1,334	$692
Adjustments:
Equity in undistributed subsidiary income	(1,134)	(1,589)	(873)
Discount (accretion) and premium amortization	4
(Gain) loss on sale of security	(4)
Amortization of debt issuance costs	92	43	—
Changes in other assets and liabilities
Interest receivable and other assets	(50)	(3)	—
Interest payable and other liabilities	15	84	—

Net cash from operating activities	(324)	(131)	(181)

(Continued)

26.

FIRST SHARES BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Dollar amounts in thousands, except per share data)

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Cash flows from investing activities
Contribution to subsidiary	—	(3,000)	—
Proceeds from sale of securities available for sale	262
Purchases of securities available for sale	(105)	(363)	—

	157	(3,363)	—
Cash flows from financing activities
Proceeds from note payable	1,425	90	30
Payments on note payable	(1,700)	(395)	—
Issuance of debentures	—	5,000	—
Debt issuance costs	—	(661)	—
Stock options exercised	60	—	—

Net cash from financing activities	(215)	4,034	30

Net change in cash and cash equivalents	(382)	540	(151)
Beginning cash and cash equivalents	565	25	176

Ending cash and cash equivalents	$183	$565	$25

NOTE 18 — SUBSEQUENT EVENTS

On March 10, 2004, the Company signed a definitive agreement to merge with Lincoln Bancorp, Plainfield, Indiana. Per the terms of the agreement, shareholders of the Company will receive .75 shares of Lincoln Bancorp stock or $14.80 cash per share of Company stock, with at least 50% of the total consideration paid to be in the form of shares of Lincoln Bancorp stock. The transaction is subject to shareholder and regulatory approval, and is expected to close during the third quarter of 2004.

In connection with the merger, the Company announced its intention to redeem its debentures and cancel its stock purchase contracts on May 7, 2004 (see Note 7). Under the terms of the agreement, the holders of the stock purchase contracts will have until May 7, 2004 to exercise the contracts by surrendering the related debentures as payment of the exercise price. To the extent stock purchase contracts are not exercised, the Company will redeem the related debentures, which will reduce the Company’s regulatory capital. Debentures redeemed by the Company will be subject to a redemption premium of 7%, with a 1% cancellation fee for the related stock purchase contract, and unamortized debt issuance costs related to any debentures redeemed will be expensed upon redemption (these costs totaled $538 at December 31, 2003). However, the Company expects the majority of the stock purchase contracts to be exercised, as the exercise price of $6.67 per share is well below the merger price per share.

The Board of Directors approved extending the expiration date of 90,000 options with an exercise price of $5.49 from May 2004 to May 2009.

27.